
MM
KARTON AG


10015689

MAYR-MELNHOF KARTON AG ANNUAL REPORT 2009

Annual Report

09

Overview

consolidated (in millions of EUR)	2009	2008	+/-
Consolidated sales	1,601.5	1,731.2	-7.5 %
EBITDA	229.7	216.3	+6.2 %
Operating profit	149.9	136.9	+9.5 %
Profit before tax	132.4	138.0	-4.1 %
Profit for the year	97.4	96.9	+0.5 %
Cash earnings	184.9	175.6	+5.3 %
Return on equity	10.4 %	10.5 %	
Operating margin	9.4 %	7.9 %	
Return on capital employed	16.9 %	16.1 %	
Total equity	964.3	913.7	
Total assets	1,391.8	1,425.9	
Capital expenditures	61.6	96.7	
Depreciation and amortization	97.8	83.5	
Employees	8,112	8,240	
Earnings per share (in EUR)	4.44	4.38	
Dividend per share (in EUR)	1.70[1]	1.70	

[1] proposed

Business Structure

~ 1.6 million tons of fiber
(80 % recovered fiber)

Consumer goods producers


MM
KARTON

Production of
~ 1.5 million tons
of cartonboard (2009)



~ 220,000 tons of
cartonboard from MMK


MM
PACKAGING

~ 630,000 tons
of cartonboard processed
(2009)

Folding carton
manufacturers

~ 410,000 tons
of recycled and virgin fiber based
cartonboard

Basis 2009

Overview

Group sales by destination


Western Europe 69 %
Eastern Europe 23 %
Asia 4 %
Other 4 %

Basis 2009

Sales/Operating margin


1,750
1,500
1,250
1,000
750
500
250
in millions of EUR
17.0 %
15.0 %
12.5 %
10.0 %
7.5 %
5.0 %
2.5 %
in %
2005
2006
2007
2008
2009
Sales
Operating margin

Cash earnings


200
150
100
50
ns of EUR
2005
2006
2007
2008
2009

Earnings per share and dividend per share


5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
in EUR
2005
2006
2007
2008
2009[1]
Earnings per share
Dividend per share
[1] proposed

Mayr-Melnhof Group Key Indicators

	2005	2006	2007	2008	**2009**
Development of sales (in millions of EUR)					
Total sales	1,682.8	1,790.2	2,066.0	2,026.3	**1,865.9**
less intersegment sales	(227.6)	(277.7)	(329.0)	(295.1)	**(264.4)**
Consolidated sales	1,455.2	1,512.5	1,737.0	1,731.2	**1,601.5**
Earnings data (in millions of EUR)					
Net value added	458.0	474.6	506.9	468.4	**466.2**
EBITDA	231.5	238.8	256.0	216.3	**229.7**
Operating profit	140.7	158.6	169.4	136.9	**149.9**
Profit for the year	94.8	107.3	116.6	96.9	**97.4**
Cash earnings	183.0	191.4	206.7	175.6	**184.9**
Depreciation / capital expenditures (in millions of EUR)					
Depreciation and amortization	86.9	81.7	89.2	83.5	**97.8**
Capital expenditures	86.5	111.1	95.7	96.7	**61.6**
Employees	7,296	7,969	8,657	8,240	**8,112**
Profitability indicators					
Return on equity	12.8 %	13.3 %	13.1 %	10.5 %	**10.4 %**
Return on assets	7.7 %	8.1 %	8.4 %	7.2 %	**7.4 %**
Net profit margin	6.5 %	7.1 %	6.7 %	5.6 %	**6.1 %**
EBITDA margin	15.9 %	15.8 %	14.7 %	12.5 %	**14.3 %**
Operating margin	9.7 %	10.5 %	9.8 %	7.9 %	**9.4 %**
Cash earnings margin	12.6 %	12.7 %	11.9 %	10.1 %	**11.5 %**
Return on capital employed	21.0 %	21.1 %	20.4 %	16.1 %	**16.9 %**
Return on investment	10.9 %	11.4 %	11.5 %	9.7 %	**9.9 %**
Balance sheet indicators					
Total equity to total assets	57.2 %	56.9 %	60.9 %	64.1 %	**69.3 %**
Property, plant and equipment to total assets	39.4 %	39.3 %	39.0 %	39.5 %	**37.7 %**
Total equity and non-current liabilities to property, plant and equipment	1.9	1.9	2.0	1.9	**2.1**
Working capital (in millions of EUR)	427.8	459.3	533.1	496.2	**506.6**
Financial indicators					
Net liquidity (in millions of EUR)	151.9	149.9	172.5	189.4	**288.7**
Net liquidity to total equity	19.7 %	17.6 %	18.5 %	20.7 %	**29.9 %**
Share performance indicators (in EUR)					
Enterprise value (in millions of EUR)	1,313.0	1,586.7	1,658.3	1,100.3	**1,542.2**
Basic and diluted earnings per share	4.20[1]	4.79[1]	5.22	4.38	**4.44**
Dividend per share	1.30[1]	1.40[1]	1.70	1.70	**1.70**[2]

[1] adapted to number of shares after share split 1:2

[2] proposed

MAYR-MELNHOF KARTON AG


MM
KARTON AG

Einladung

Wir laden hiermit unsere Aktionärinnen und Aktionäre ein zur

16. ordentlichen Hauptversammlung

Der Mayr-Melnhof Karton Aktiengesellschaft

am **Mittwoch, dem 28. April 2010, um 10.00 Uhr**,
im Grand Hotel, 1010 Wien, Kärntner Ring 9.

Tagesordnung

1. Vorlage des Jahresabschlusses samt Lagebericht und Corporate Governance-Bericht, des Konzernabschlusses samt Konzernlagebericht, des Vorschlags für die Gewinnverwendung und des vom Aufsichtsrat erstatteten Berichts für das Geschäftsjahr 2009.

2. Beschlussfassung über die Verwendung des Bilanzgewinns.

3. Beschlussfassung über die Entlastung der Mitglieder des Vorstands für das Geschäftsjahr 2009.

4. Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2009.

5. Beschlussfassung über die Vergütung für die Mitglieder des Aufsichtsrats für das Geschäftsjahr 2009.

6. Wahl des Abschlussprüfers und Konzernabschlussprüfers für das Geschäftsjahr 2010

7. Wahlen in den Aufsichtsrat

8. Beschlussfassung über die vereinfachte Herabsetzung des Grundkapitals von EUR 88.000.000,– um EUR 8.000.000,– auf EUR 80.000.000,– gemäß § 192 Abs. 3 Ziff 2 und § 192 Abs. 4 AktG durch Einziehung von 2.000.000 Stück eigener Aktien mit einem anteiligen Betrag am Grundkapital von EUR 8.000.000,–. Zweck dieser vereinfachten Kapitalherabsetzung ist die Reduzierung der Anzahl eigener Aktien. Das Grundkapital von EUR 80.000.000,– ist in nunmehr 20.000.000 Stück Stückaktien eingeteilt.

9. Beschlussfassung über die Änderung der Satzung, insbesondere zur Anpassung an geänderte gesetzliche Bestimmungen - Aktienrechts-Änderungsgesetz 2009

UNTERLAGEN ZUR HAUPTVERSAMMLUNG

Folgende Unterlagen liegen spätestens ab **07. April 2010** zur Einsicht der Aktionäre in den Geschäftsräumen am Sitz der Gesellschaft 1041 Wien, Brahmsplatz 6, Abteilung Investor Relations, Mag. Stephan Sweerts-Sporck, auf:

- Jahresabschluss mit Lagebericht,
- Corporate Governance-Bericht,
- Konzernabschluss mit Konzernlagebericht,
- Vorschlag für die Gewinnverwendung,
- Bericht des Aufsichtsrates,

jeweils für das Geschäftsjahr 2009;

- Beschlussvorschläge zu den Tagesordnungspunkten 2 - 9,
- Erklärungen der Kandidaten für die Wahlen in den Aufsichtsrat zu TOP 7 gemäß § 87 Abs. 2 AktG.

Diese Unterlagen, sowie der vollständige Text dieser Einberufung und das Formular für die Erteilung und den Widerruf einer Vollmacht, sind spätestens ab **07. April 2010** außerdem im Internet www.mayr-melnhof.com zugänglich und werden auch in der Hauptversammlung aufliegen.

HINWEIS AUF DIE RECHTE DER AKTIONÄRE GEM. §§ 109, 110 UND 118 AKTG

Aktionäre, deren Anteile zusammen **5% des Grundkapitals** erreichen und die seit mindestens drei Monaten vor Antragstellung Inhaber dieser Aktien sind, können schriftlich verlangen, dass **zusätzliche Punkte auf die Tagesordnung** dieser Hauptversammlung gesetzt und bekannt gemacht werden, wenn dieses Verlangen in Schriftform spätestens am **07. April 2010** der Gesellschaft ausschließlich an der Adresse 1041 Wien, Brahmsplatz 6, Abteilung Investor Relations, Mag. Stephan Sweerts-Sporck, zugeht.

Aktionäre, deren Anteile zusammen **1% des Grundkapitals** erreichen, können zu jedem Punkt der Tagesordnung in Textform **Vorschläge zur Beschlussfassung** samt Begründung übermitteln und verlangen, dass diese Vorschläge samt Begründung auf der Internetseite der Gesellschaft zugänglich gemacht werden, wenn dieses Verlangen in Textform spätestens am **19. April 2010** der Gesellschaft entweder per Telefax an +43 1 50 136 / 91195 oder an 1041 Wien, Brahmsplatz 6, Abteilung Investor Relations, Mag. Stephan Sweerts-Sporck, oder per E-Mail investor.relations@mm-karton.com, wobei das Verlangen in Textform, beispielsweise als PDF, dem E-Mail anzuschließen ist, zugeht. Für den Nachweis der Aktionärseigenschaft zur Ausübung dieses Aktionärsrechtes genügt bei depotverwahrten Inhaberaktien die Vorlage einer Depotbestätigung gemäß § 10a AktG, die zum Zeitpunkt der Vorlage bei der Gesellschaft nicht älter als sieben Tage sein darf. Hinsichtlich der übrigen Anforderungen an die Depotbestätigung wird auf die Ausführungen zur Teilnahmeberechtigung verwiesen.

Jedem Aktionär ist auf Verlangen in der Hauptversammlung Auskunft über Angelegenheiten der Gesellschaft zu geben, soweit sie zur sachgemäßen Beurteilung eines Tagesordnungspunktes erforderlich ist.

Weitergehende Informationen über diese Rechte der Aktionäre nach den §§ 109, 110 und 118 AktG, insbesondere wie der Nachweis des erforderlichen Aktienbesitzes zu erbringen ist, sind ab sofort auf der Internetseite der Gesellschaft www.mayr-melnhof.com zugänglich.

NACHWEISSTICHTAG UND TEILNAHME AN DER HAUPTVERSAMMLUNG

Die Berechtigung zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts und der übrigen Aktionärsrechte, die im Rahmen der Hauptversammlung geltend zu machen sind, richtet sich nach dem Anteilsbesitz am Ende des **18. April 2010** (Nachweisstichtag).

Zur Teilnahme an der Hauptversammlung ist nur berechtigt, wer an diesem Stichtag Aktionär ist und dies der Gesellschaft nachweist.

depotverwahrte Inhaberaktien

Bei depotverwahrten Inhaberaktien genügt für den Nachweis des Anteilsbesitzes am Nachweisstichtag eine Depotbestätigung gemäß § 10a AktG, die der Gesellschaft spätestens am **23. April 2010 (24:00 Uhr Wiener Zeit)** ausschließlich unter einer der nachgenannten Adressen zu gehen muss.

Per Post	Mayr-Melnhof Karton AG Investor Relations z.Hd. Herrn Mag. Stephan Sweerts-Sporck Brahmsplatz 6 1041 Wien,
Per SWIFT	GIBAATWGGMS (Message Type MT598; unbedingt ISIN AT0000938204 im Text angeben)
Per Telefax	+43 1 50 136 / 91195

nicht depotverwahrte Inhaberaktien

Bei nicht depotverwahrten Inhaberaktien genügt die schriftliche Bestätigung eines österreichischen öffentlichen Notars, die der Gesellschaft ausschließlich unter einer der oben genannten Adressen zu gehen muss.

Depotbestätigung gem. § 10a AktG

Die Depotbestätigung ist vom depotführenden Kreditinstitut mit Sitz in einem Mitgliedstaat des Europäischen Wirtschaftsraums oder in einem Vollmitgliedstaat der OECD auszustellen und hat folgende Angaben zu enthalten:

- Angaben über den Aussteller: Name/Firma und Anschrift oder eines im Verkehr zwischen Kreditinstituten gebräuchlichen Codes (SWIFT-Code),
- Angaben über den Aktionär: Name/Firma, Anschrift, Geburtsdatum bei natürlichen Personen, gegebenenfalls Register und Registernummer bei juristischen Personen,
- Angaben über die Aktien: Anzahl der Aktien des Aktionärs, ISIN AT0000938204,
- Depotnummer bzw. eine sonstige Bezeichnung,
- Zeitpunkt auf den sich die Depotbestätigung bezieht.

Die Depotbestätigung als Nachweis des Anteilsbesitzes muss sich auf den oben genannten Nachweisstichtag **18. April 2010** beziehen.

Die Depotbestätigung wird in deutscher Sprache oder in englischer Sprache entgegengenommen.

Die Aktionäre werden durch eine Anmeldung zur Hauptversammlung bzw. durch Übermittlung einer Depotbestätigung nicht blockiert; Aktionäre können deshalb über ihre Aktien auch nach erfolgter Anmeldung bzw. Übermittlung einer Depotbestätigung weiterhin frei verfügen.

VERTRETUNG DURCH BEVOLLMÄCHTIGTE

Jeder Aktionär, der zur Teilnahme an der Hauptversammlung berechtigt ist, hat das Recht einen Vertreter zu bestellen, der im Namen des Aktionärs an der Hauptversammlung teilnimmt und dieselben Rechte wie der Aktionär hat, den er vertritt.

Die Vollmacht muss einer bestimmten Person (einer natürlichen oder einer juristischen Person) in Textform erteilt werden.

Die Vollmacht muss der Gesellschaft ausschließlich an einer der nachgenannten Adressen zugehen:

Per Post	Mayr-Melnhof Karton AG Investor Relations z.Hd. Herrn Mag. Stephan Sweerts-Sporck Brahmsplatz 6 1041 Wien,
Per Telefax	+43 1 50 136 / 91195
Per E-Mail	investor.relations@mm-karton.com wobei die Vollmacht in Textform, beispielsweise als PDF, dem E-Mail anzuschließen ist
Persönlich	bei Registrierung zur Hauptversammlung am Versammlungsort

Ein Vollmachtsformular wird auf Verlangen zugesandt und ist auf der Internetseite der Gesellschaft unter www.mayr-melnhof.com abrufbar.

Hat ein Aktionär seinem depotführenden Kreditinstitut Vollmacht erteilt, so genügt es, wenn dieses zusätzlich zur Depotbestätigung die Erklärung abgibt, dass ihm Vollmacht erteilt wurde. Für die Übermittlung dieser Erklärung gilt § 10a Abs. 3 AktG sinngemäß.

Gesamtzahl der Aktien und Stimmrechte

Im Zeitpunkt der Einberufung der Hauptversammlung ist das Grundkapital der Gesellschaft eingeteilt in 22.000.000 Stückaktien. Jede Aktie gewährt eine Stimme. Die Gesellschaft hält im Zeitpunkt der Einberufung der Hauptversammlung 2.015.260 eigene Aktien. Hieraus stehen ihr keine Rechte zu. Die Gesamtzahl der teilnahme- und stimmberechtigten Aktien beträgt im Zeitpunkt der Einberufung der Hauptversammlung 19.984.740.

Um den reibungslosen Ablauf bei der Eingangskontrolle zu ermöglichen, werden die Aktionäre gebeten, sich rechtzeitig vor Beginn der Hauptversammlung einzufinden und einen amtlichen, gültigen Lichtbildausweis mitzubringen. Einlass zur Behebung der Stimmkarten ist ab 09.15 Uhr.

Wien, im März 2010

Der Vorstand

The Mayr-Melnhof Group

The Mayr-Melnhof Group is the world's largest producer of recycled cartonboard with a rising position in virgin fiber based board and the leading European manufacturer of folding cartons. We aim to grow profitably in the long-term with the focus on our core competences. Our approach is to sustain as innovation leader in addition to being cost and technology leaders. Thereby we focus on creating sustainable benefits for our shareholders, employees and business partners.

On the following pages examples of our innovation activities are illustrated.



Custom-made, fast and pretty

The custom-made, liner cartonboard qualities displayed by the innovative top layer of high-quality corrugated board packaging guarantee excellent printability and allow swift, commercial processing by high performance technology.









Bright white

Cartonboard boasts an enhanced degree of whiteness for excellent printing results and an appearance meeting the highest aesthetic standards.







Sustainable and convenient

Intelligent packaging solutions combine the advantages of highly recoverable cartonboard packaging material with convenient, environmentally friendly ways to use the product.

















Second life

We employ a comprehensive approach to developing packaging solutions. By "Thinking Outside the Box" we even create added value once the packaging has been used.


MM

Premium characteristics

Highly innovative cartonboard characteristics, such as anti-stick surfaces, guarantee highest quality and protection - even for challenging packaging contents like burgers and French fries.









Creativity that moves

We take the high-end packaging market – the showcase for excellent creativity and quality – by surprise.
We deliver the unconventional, based on a premium design and finishing that results from well-proven technological expertise.

FOREWORD 2
MANAGEMENT BOARD 4
PRODUCTION SITES 6
CORPORATE PROFILE 7
DIVISIONS 8

Contents

MANAGEMENT REPORT
Positioning of the MM Group and the Divisions 10
Development in the Year 2009 14
Human Resources 27
Research and Development 30
Risk Management 33
Environmental Protection 38
Outlook 42
CORPORATE GOVERNANCE REPORT 44
REPORT OF THE SUPERVISORY BOARD 50
MM SHARES 52
CORPORATE RESPONSIBILITY 56
CONSOLIDATED FINANCIAL STATEMENTS 59
FURTHER INFORMATION
Statement of the Management Board according to section 82 (4) of the Austrian Stock Exchange Act 120
Development in the 4th Quarter 2009 121
Glossary 122
Financial Calendar 2010 124

Foreword by the Chairman of the Management Board

DEAR SHAREHOLDERS,

Your Company was able to hold its ground in the largest recession in decades and finished the business year 2009 with even better results than the year before. Due to a high degree of flexibility and proximity to our customers, we were able to fulfill market requirements and to defend our market shares for the most part. Our focus on market and cost leadership as well as our customers' orientation towards convenience goods kept the Mayr-Melnhof Group on target, despite difficult economic conditions.

However, the uncertainty on the sales markets and volatile demand together with our price discipline drove business volumes below previous year's level. In turn however, we managed to reduce costs, particularly variable costs, and thus significantly improved the Group's earning power. We even achieved a profit for the year 2009 exceeding that of the previous year, despite the fact that we had to cope with the expense of extraordinary provisions of EUR 14 million.

At EUR 185 million, the sustainability of high cash earnings was beyond doubt. However, we prudently invested one third less than in the previous year and concentrated mostly on cost reduction projects with short-term payback.

In view of the stable profit and liquidity development, the Management Board will propose the distribution of a dividend of EUR 1.70 per share, as was the case in 2008. At 37 %, the payout rate thus once again exceeds our long-term target of one third of the profit for the year.

This successful development of our Group is the result of the excellent performance, the well-founded know-how and the high commitment of our employees: On behalf of the Management Board, I would like to thank all for their outstanding work. Furthermore, I would like to thank you, dear Shareholders, for the trust you have placed in our Company, even in times of economic turmoil.

Responsibility and sustainability are the values that define the Mayr-Melnhof Group - not in the modern, superficial sense of the word, but on the basis of the Group's history and again tried and daily tested corporate structures and strategies. We act upon the maxim of continuing in the company's established reliability both externally and internally in order to develop the MM Group and at the same time safeguard our values.

Therefore, we will continue to focus our business activities on what we do best: the production of high-quality cartonboard and folding carton products by using state-of-the-art high-performance technology and mainly regenerative raw materials.

We will continue to pursue our goal of maintaining our cost and market leadership in the long term through outstanding competitiveness. In addition we set the objective of facing all new challenges as to innovation, quality and regulative provisions and taking the leading position also in this respect. For this purpose, a few years ago we started expanding the development and training programs for our employees and the innovation and knowledge management within our Group with a future-oriented focus and made this expansion a top priority.

On this very stable basis, we face the market's challenges, which will still suffer from the recent recession's consequences in 2010 because the slight change in mood noticeable at the beginning of the year is not yet reflected in the figures of industrial production and retail. On the contrary, we expect that due to increasing unemployment figures and declining transfer payments, consumption will decline and the fight for market shares will become more fierce. Furthermore, the economic vitality of large non-European regions will lead to increased imported inflation for raw materials and energy in Europe.

We will continue our growth path taking into account risks, with our focus remaining on Europe, but also the adjacent regions North Africa and Middle East. Sufficient equity and financing facilities as well as our strong market and cost position will continue to enable us to use any market opportunities that come our way early and to increase the Company's value in the long term.

The performance and motivation of the MM team is extremely high and will keep your Company on the right course in 2010, as well.

We hope you will continue to accompany us!



Wilhelm Hörmanseder, Chairman of the Management Board
Vienna, 26 February 2010



Andreas Blaschke
Member of the
Management Board

Wilhelm Hörmanseder
Chairman and CEO



Franz Rappold
Member of the
Management Board



Oliver Schumy
Member of the
Management Board and CFO

Production Sites

- ● MM Karton, 8 mills
- ▪ MM Packaging, 29 plants



Corporate Profile

MARKET POSITION

The MM Group is the world's largest producer of coated recycled cartonboard with a rising position in virgin fiber based board as well as the leading European producer of folding cartons. Cartonboard is the primary raw material for producing folding cartons. Folding cartons are the most important means of packaging consumer goods. The Group's two segments, MM Karton and MM Packaging, are run as independent profit centers.

MARKET

The demand for cartonboard and folding cartons is essentially determined by private consumption and thus by general economic trends. Supply and demand are balanced out through capacity utilization. Europe is the Group's primary market. Cartonboard packaging materials are mainly used for packing convenience goods.

GEOGRAPHIC POSITIONING

While cartonboard can also be distributed internationally across large distances, the delivery radius of the folding carton business is predominantly regional. The Group's folding carton plants are therefore always situated near customers within a network of locations that is unique in the industry and ranges over Europe to North Africa and the Middle East, while the cartonboard mills are located mainly in the heart of Europe with a focus on Germany and Austria.

CUSTOMERS

Each of the two Group segments serves more than one thousand customers. MM Karton's customers are folding-carton manufacturers, with the largest portion of sales going outside the Group. MM Packaging supplies packaging material mainly to multinational manufacturers of consumer goods. Food, cigarettes and detergents are the top-selling sales areas. The Group's dependence on individual customers is within reasonable limits.

STRATEGY

MM pursues a strategy of sustainable, profitable growth in its core competences - cartonboard and folding cartons. The goal is to secure the Group's long-term competitiveness based on cost and competence leadership by using economies of scale and establishing best practices. Depending on the maturity of markets, growth is pursued by way of acquisitions, the construction of new sites or increased market penetration.

FINANCIAL GOALS

Our goal is to achieve a return of 20 % on capital employed. Dividend payout policy is to pay out one third of the annual profit. In the long run, 50 % of generated cash earnings are invested.

Mayr-Melnhof shares have been listed on the Vienna Stock Exchange since April 21, 1994. They are part of the indices ATX and ATX Prime. About 63 % of the shares are family-owned and held within a syndicate.

MM Karton

With an annual capacity of about 1.7 million tons MM Karton is the world's largest producer of coated recycled cartonboard with a rising position in virgin fiber based board.

(in millions of EUR)	2009	2008	+/-
Sales	**766.0**	876.7	-12.6 %
EBITDA	**95.3**	80.3	+18.7 %
Operating profit	**51.5**	39.1	+31.7 %
Cash earnings	**81.0**	69.1	+17.2 %
EBITDA margin (%)	**12.4 %**	9.2 %	
Operating margin (%)	**6.7 %**	4.5 %	
Cash earnings margin (%)	**10.6 %**	7.9 %	
Return on capital employed (%)	**12.2 %**	11.0 %	
Capital expenditures	**33.2**	41.5	
Depreciation and amortization	**57.5**	41.8	
Employees	**2,527**	2,559	

	2009	2008	+/-
Tonnage sold (in thousands of tons)	**1,481**	1,547	-4.3 %
Tonnage produced (in thousands of tons)	**1,499**	1,527	-1.8 %
Recycled fiber based board	**1,285**	1,315	
Virgin fiber based board	**214**	212	
Capacity utilization (%)	**88 %**	86 %	

Percentage of group sales
(in %)


40.7 %

Percentage of group operating profit (in %)


34.4 %

Tonnage produced by MM Karton (in thousands of tons)


2005
1,529
2006
1,553
2007
1,682
2008
1,527
2009
1,499

Leading European producers of coated board
(capacity in thousands of tons)


Mayr-Melnhof Karton (AT)
StoraEnso (FI/SE)
Reno De Medici (IT)
M-real (FI)
Holmen (SE)
0
500
1,000
1,500
2,000

Source: MM; without GK, LPB (StoraEnso) and CNK from USA

Recycled fiber based board
Virgin fiber based board

Sales by destination[1]
(in %)


Western Europe 70.6 %
Eastern Europe 16.6 %
Asia 5.6 %
Other 7.2 %

[1] including interdivisional sales

MM Packaging

With an annual production volume of 50 billion folding cartons MM Packaging is the largest producer of packaging solutions made of cartonboard in Europe and one of the world's big folding carton producers.

(in millions of EUR)	**2009**	2008	+/-
Sales	**952.0**	990.0	-3.8 %
EBITDA	**134.4**	136.0	-1.2 %
Operating profit	**98.4**	97.8	+0.6 %
Cash earnings	**103.9**	106.5	-2.4 %
EBITDA margin (%)	**14.1 %**	13.7 %	
Operating margin (%)	**10.3 %**	9.9 %	
Cash earnings margin (%)	**10.9 %**	10.8 %	
Return on capital employed (%)	**20.0 %**	19.8 %	
Capital expenditures	**28.4**	55.2	
Depreciation and amortization	**40.3**	41.7	
Employees	**5,585**	5,681	

	2009	2008	+/-
Tonnage processed (in thousands of tons)	**630**	652	-3.4 %

Percentage of group sales
(in %)


59.3 %

Percentage of group operating profit (in %)


65.6 %

Tonnage processed by MM Packaging (in thousands of tons)

2005	505
2006	538
2007	653
2008	652
2009	630

Leading European folding carton producers
(tonnage processed in thousands of tons)


Mayr-Melnhof Packaging (AT)
Å&R Carto (SE)
Van Genechten (BE)
Chesapeake (US)
Nampak (ZA)
0
100
200
300
400
500
600
700

Source: MM

Sales by destination[1]
(in %)


Western Europe 70.0 %
Eastern Europe 27.0 %
Asia 1.4 %
Other 1.6 %

[1] including interdivisional sales

Management Report

1. POSITIONING OF THE MAYR-MELNHOF GROUP AND THE DIVISIONS

GROUP

The business activities of the Mayr-Melnhof Group focus on the two core competences cartonboard and folding carton production. They are managed as two individual profit centers, MM Karton and MM Packaging. Deliveries between the divisions are effected at market conditions. The Mayr-Melnhof Group is the European market leader in both segments.

The Company's core strategy focuses on these core competences in order to support sustainable and profitable growth as well as to strengthen the Group's competitiveness. On the basis of our leading market position in Europe, our goal is the expansion into attractive growth regions worldwide as well as market and costs leadership in all the regions the Group is active in. We are on the right path with the continuous optimization of processes and reduction in unit costs as well as with the market-driven, innovative development of our products.

MAYR-MELNHOF KARTON

MM Karton is the leading producer of coated recycled cartonboard, with a growing position in virgin fiber based cartonboard. As of year-end 2009, the division had 12 cartonboard machines at eight sites in five European countries: Germany, Austria, Switzerland, the Netherlands and Slovenia. Currently, the division's annual capacity is more than 1.7 million tons of cartonboard. Approx. 86 % thereof are attributable to a broad range of recycled cartonboard, complemented by several qualities of virgin fiber based cartonboard, thus covering a large number of markets with various requirements.

MM Karton's cartonboard products are mostly used for the production of folding cartons for the consumer goods industry and feature consistently high quality, reliability, application security and environmental compatibility. Due to a broad economic supply range, cartonboard is sold in more than one hundred countries. Our main sales market is Europe, where MM Karton has been the market leader for roughly two decades now.

We achieved this position mainly by way of acquisitions and early development of the markets in Central and Eastern Europe. At the same time, production was focused on the top performance units and less efficient machines were taken off the market. As a result, MM Karton today has a highly competitive production basis.

Fibers, energy and chemicals are the most essential input factors in cartonboard production. Recovered paper is the most important raw material from a strategic point of view. Due to a decade-long technological focus on the utilization of secondary fibers, we nowadays use mostly mixed recovered paper for the production of high-quality recycled cartonboard. Recovered paper is procured mostly on spot markets but also on the basis of long-term agreements with municipalities throughout Europe. Due to the high collection rate in Europe, we regard the supply of recovered paper for our cartonboard mills as secured.

According to our estimates, 33 million tons of cartonboard are used per year, whereas the development of the cartonboard demand is in close correlation with the development of private consumption and of the economy as a whole. Therefore, we expect that above all the emerging markets in Asia, Africa and Latin America will show particular growth within the next few years.

With its own distribution companies, our sales organization is active in all strategically important countries and regions on the main market Europe. In non-European countries, distribution is generally effected via vendors. The main customers of our cartonboard products are printing houses of the European folding carton industry, which shows a high structural fragmentation.

Unlike other paper products, cartonboard is distinguished by a very customer-specific production with a great variety of types and individual formats as well as by high logistic requirements for delivery to the customer. Correspondingly, European producers of folding cartons are almost exclusively supplied from Europe. The trade between the continents is thus of only minor importance.

MM Karton's leading consolidation activities made a significant contribution to the advanced concentration of the European cartonboard industry. Currently, the five largest producers account for roughly two thirds of the capacities. As competitive advantages can only be achieved from high-performance units or from a high degree of specialization, the consolidation trend will continue in the future. Although in the past 20 years no new cartonboard machine was built, there is strong competition between the producers due to the ongoing technological capacity expansion.

MAYR-MELNHOF PACKAGING

With an annual production volume of roughly 50 billion folding cartons, MM Packaging is the market leader in Europe and one of the leading producers of folding cartons worldwide. Within a network of 29 sites in Europe, Northern Africa and the Middle East, more than 630,000 tons of recycled cartonboard, virgin fiber based cartonboard and paper are processed into packaging. The main focus of production is on folding cartons for the consumer goods industry in the sectors of food, cigarettes, confectionery, detergents and sanitary products, with emphasis being placed on multinational companies.

Therefore, MM Packaging's production focus is on the industrial production of large volumes. Here, all standard and innovative printing and processing technologies are applied. The production of folding cartons is generally a multi-step process: the cartonboard is printed, cut, glued, refined by a variety of processes and finally delivered to the customers' packaging units. By means of standardized processes and an ambitioned performance benchmarking in the production facilities and mills, optimizations are effected systematically and implemented quickly within the site network. Our aim is to strive for continuous growth and to strengthen and expand our market position and earning power on the basis of productivity and efficiency increases. Furthermore, the high degree of standardization and the large site network offers our customers highly reliable delivery due to corresponding back-up options.

The demand for folding cartons, just like the demand for cartonboard, is closely linked to private consumption and to the overall economic framework conditions. Folding cartons are mostly used for convenience goods packaging. For years, growth has been mainly based on displacement, but also on the development of new geographical markets.

Unlike the cartonboard industry, the European folding carton industry shows a considerably lower concentration of suppliers. The companies are generally small and medium-sized business enterprises, and we estimate that the five largest producers hold a market share of approx. one third. However, consolidation is already well-progressed among consumer goods producers and in the retail sector.

MM Packaging has successively expanded its position in Europe and in adjacent regions and has nearly multiplied its business volume by seven since the Group's IPO. This growth trend is driven by continuous acquisition activities and by building new sites and expanding existing ones. This is geared mostly to the needs of our mainly multinational customers. Their share in total business volume has increased considerably in recent years, with specialized customer service and development of this strategic customer segment being effected by a highly efficient key account management. Opportunities to gain new business with multinational customers result from the continuing trend to purchase packaging in a concentrated and cross-regional manner on the one hand and from production relocations and expansion in new markets on the other hand. As the economic transport radius of the individual production facilities is generally restricted to the respective regional markets, we accompany our customers both by way of acquisitions and by building new capacities and sites.

The business with multinational key accounts is subject to a continuous price pressure but also entails further growth opportunities. By combining high-performance production, investments in state-of-the-art technology and comprehensive innovation activities, we ensure a long-term cooperation as partners and keep the risk of a high customer concentration at bay.

2. DEVELOPMENT IN THE YEAR 2009

GENERAL ECONOMIC SITUATION

In 2009, almost all economies worldwide suffered from the most severe recession in the past decades, which gradually seized more and more sectors. While demand in the first few months of the year was mostly influenced by an extremely volatile buyer behavior and drastic reductions in working capital, after the first six months a tentative recovery began to show. However, such recovery was triggered by material government intervention, which in turn boosted public sector debts considerably. Moreover, the significant depreciation of individual currencies resulted in new competition barriers. Despite slightly positive indicators in the third quarter, the prospects for an economic stabilization remained very bleak, considering rising unemployment figures and insolvencies continuing throughout the year. Indeed, the recovery from this economic recession will require years of significant growth and, taking into account the decreasing employment figures and necessary budget restructuring programs, we anticipate a further decline in mass purchasing power. Therefore it is expected that the overall economic uncertainty will continue at least in the medium term.

INDUSTRY DEVELOPMENT

During the entire year, the development of the European cartonboard and folding carton industry correlated closely with the economy as a whole. Against this backdrop, customers reduced inventories due to high uncertainty and kept financing requirements at an absolute minimum, which means that the customers' buying behavior in the first two quarters was extremely volatile. Along with that, significant utilization fluctuations required cartonboard and folding carton manufacturers to be very flexible in their production processes. Only in the second half of the year did the volumes show a slow rise and the ordering behavior stabilized; however, this was rather short-term as a whole. Taking these factors as well as the quick recovery of Asian demand into consideration, the raw material markets for virgin fibers and recovered fibers saw an accelerated increase in prices after a supply surplus at the beginning of the year, which at the end of the year led to the announcement of price increases for cartonboard for the following year.

Overall, the European cartonboard industry did not yet suffer massive cuts in 2009. This was due to the facts that private consumption of convenience goods remained mostly stable, and that savings were primarily realized in prices and not in quantities. Accordingly, price pressure from retail, where end customers are attracted with always new price discounts, affected both industries significantly. Although the consolidation trend in the industry was rather cautious in 2009, further concentration measures are to be expected in the near future due to increasing competitive pressure.

DEVELOPMENT OF BUSINESS 2009

Group

The Mayr-Melnhof Group managed to hold its ground in the financial year 2009, despite the continuing global recession which affected the cartonboard and folding carton industries with high volatility in the customers' demand behavior. Due to a considerable decline, particularly in variable costs, we managed to improve our results in comparison to last year's figures, despite reduced sales. Both cartonboard production and processing were responsible for the improved earning power of the Group. The generation of a high cash flow reinforced the stable high equity financing power of the MM Group, thus facilitating dividends at last year's level.

CONSOLIDATED INCOME STATEMENT

Consolidated income statements (condensed version)

(in millions of EUR)	**Year ended Dec. 31, 2009**	Year ended Dec. 31, 2008	+/-
Sales	1,601.5	1,731.2	-7.5 %
Operating profit	149.9	136.9	+9.5 %
Impairment expenses	(14.2)	0.0	
Financial result and result from investments	(3.3)	1.1	
Income tax expense	(35.0)	(41.1)	
Profit for the year	**97.4**	**96.9**	**+0.5 %**

The Group's consolidated sales were at EUR 1,601.5 million and were thus 7.5 % or EUR 129.7 million below last year's level (2008: EUR 1,731.2 million). This decline was mainly attributable to lower quantities in both divisions and also to lower average prices for cartonboard. The regional sales distribution remained the same for the most part. With sales shares of 69.2 % and 23.0 % respectively, Western Europe and Eastern Europe were the Group's main sales markets (2008: 67.8 %; 24.2 %). At 7.8 % (2008: 8.0 %), the share of sales in non-European markets also remained on a par. Intra-Group sales between the individual divisions amounted to EUR 116.5 million (2008: EUR 135.5 million) and consisted mainly of cartonboard deliveries from MM Karton to MM Packaging.

Group sales by destination

(in %)	**Year ended Dec. 31, 2009**	Year ended Dec. 31, 2008
Western Europe (excl. Austria)	64.2 %	63.0 %
Austria	5.0 %	4.8 %
Eastern Europe	23.0 %	24.2 %
Asia	3.5 %	3.8 %
Other	4.3 %	4.2 %
Total	**100.0 %**	**100.0 %**

Cost of sales

(in millions of EUR)	Year ended Dec. 31, 2009	Year ended Dec. 31, 2008	+/-	Percentage of sales: Year ended Dec. 31, 2009	Percentage of sales: Year ended Dec. 31, 2008
Cost of materials and purchased services	888.2	982.0	-9.6 %	55.5 %	56.8 %
Personnel expenses	240.6	240.5	0.0 %	15.0 %	13.9 %
Depreciation and amortization	76.7	76.5	0.3 %	4.8 %	4.4 %
Other expenses	48.6	64.9	-25.1 %	3.0 %	3.7 %
Cost of sales	**1,254.1**	**1,363.9**	**-8.1 %**	**78.3 %**	**78.8 %**

Costs of sales for the operating performance were EUR 1,254.1 million and thus EUR 109.8 million or 8.1 % lower than the year before (EUR 1,363.9 million). The decrease mainly resulted from lower costs for materials and purchased services during the business year as well as from a considerable inventories reduction in the previous year. However, the share of costs of sales in the Company's sales remained constant.

Selling and distribution, administrative and other operating expenses

(in millions of EUR)	Year ended Dec. 31, 2009	Year ended Dec. 31, 2008	+/-	Percentage of sales: Year ended Dec. 31, 2009	Percentage of sales: Year ended Dec. 31, 2008
Personnel expenses	89.4	86.8	3.0 %	5.6 %	5.0 %
Depreciation and amortization	6.9	7.0	-1.4 %	0.4 %	0.4 %
Other expenses	119.6	148.2	-19.3 %	7.5 %	8.6 %
Selling and distribution, administrative and other operating expenses	**215.9**	**242.0**	**-10.8 %**	**13.5 %**	**14.0 %**

As a consequence of the lower sales volumes and savings, the distribution and administrative expenses were lower by EUR 26.1 million in comparison to last year's figures. The share in sales went down considerably from 14.0 % to 13.5 %.

Other operating income went up by EUR 6.8 million to EUR 18.4 million, two thirds of this increase were attributable to insurance benefits after a fire damage at the Hirschwang mill.

Operating profit amounted to EUR 149.9 million (2008: EUR 136.9 million), up 9.5 % or EUR 13.0 million. This increase was mainly attributable to improved results in cartonboard production. In folding carton production, we managed to match last year's high results once again. Therefore, the Group's operating margin leaped up from 7.9 % to 9.4 %. Return on capital employed amounted to 16.9 % (2008: 16.1 %).

Impairment expenses for tangible fixed assets at the Swiss cartonboard mill Deisswil amounted to EUR 14.2 million. This is due to a massive burden on future cash flows by the sharp increase of emission levies.

Due to low interest on liquidity, net interest income went down considerably despite attractive interest rates for financial liabilities. Financial income of EUR 7.1 million (2008: EUR 14.7 million) was counterbalanced by financial expenses of EUR -4.6 million (2008: EUR -8.1 million).

The change in the item "Other income (expenses) - net" from EUR -3.9 million to EUR -5.8 million is particularly attributable to fluctuations in exchange rates.

Profit before tax amounted to EUR 132.4 million, compared to EUR 138.0 million in the previous year.

Income tax expense declined from EUR 41.1 million to EUR 35.0 million. The higher value in the previous year is mainly attributable to taxation of non-recurring revenues from the sale of participations. The effective Group tax rate declined accordingly from 29.8 % to 26.4 %.

PROFIT FOR THE YEAR, EARNINGS PER SHARE

The profit for the year of the Mayr-Melnhof Group went up from EUR 96.9 million to EUR 97.4 million, and the net profit margin from 5.6 % to 6.1 %.

In the financial year 2009, a basic weighted average of 21,225,122 shares was outstanding. On this basis, basic earnings per share of EUR 4.44 (2008: EUR 4.38) were calculated.

VALUE ADDED

The Group's value added is the difference between the total operating revenue and expenditures on goods and services purchased from third parties. In the statement of distribution, the share of all contributors to the value added is shown.

Value added

(in millions of EUR)	Year ended Dec. 31, 2009	Year ended Dec. 31, 2009	Year ended Dec. 31, 2008	Year ended Dec. 31, 2008
Origin:				
Sales	1,601.5		1,731.2	
Other operating income	18.4		11.6	
Increase (decrease) in finished goods and own work capitalized	(0.2)		(16.5)	
Financial result and result from investments	(3.3)		1.1	
Total operating revenue	**1,616.4**		**1,727.4**	
(-) Expenditures on purchased goods and services	(1,052.4)		(1,175.5)	
(-) Depreciation and amortization[1]	(97.8)		(83.5)	
Net value added	**466.2**	**100.0 %**	**468.4**	**100.0 %**
Distribution:				
Employees	(196.0)	(42.1 %)	(187.9)	(40.1 %)
Social benefit costs	(95.3)	(20.4 %)	(94.2)	(20.1 %)
Public authorities	(77.5)	(16.6 %)	(89.4)	(19.1 %)
Minority interests	(3.2)	(0.7 %)	(2.2)	(0.5 %)
Shareholders (proposed dividend 2009)	(35.9)	(7.7 %)	(36.1)	(7.7 %)
Company	58.3	12.5 %	58.6	12.5 %

[1] The figure for 2009 includes EUR 14.2 million of impairment expenses.

In the financial year 2009, the Group generated total operating revenue of EUR 1,616.4 million following EUR 1,727.4 million in the previous year. Taking into account expenditures on goods and services as well as the amortizations and depreciations of EUR 1,150.2 million (2008: EUR 1,259.0 million), the net value added amounted to EUR 466.2 million (2008: EUR 468.4 million).

Over again in 2009, the major part of the net value added at 42.1 % or EUR 196.0 million went to the Group's employees, and showed a significant increase in comparison to last year's figures (2008: 40.1 %; EUR 187.9 million). The Management Board proposed that the shareholders of Mayr-Melnhof Karton AG are to receive a dividend of EUR 35.9 million or 7.7 % of the net value added (2008: EUR 36.1 million; 7.7 %). A profit of EUR 58.3 million or 12.5 % of the net value added is retained in the Group (2008: EUR 58.6 million; 12.5 %).

ASSETS, CAPITAL AND LIQUID FUNDS

Consolidated balance sheets (condensed version)

(in millions of EUR)	**Dec. 31, 2009**	Dec. 31, 2008
Non-current assets	606.1	641.8
Current assets	785.7	784.1
Total assets	**1,391.8**	**1,425.9**
Total equity	964.3	913.7
Non-current liabilities	145.2	183.7
Current liabilities	282.3	328.5
Total equity and liabilities	**1,391.8**	**1,425.9**

The Group's total assets as of December 31, 2009 amounted to EUR 1,391.8 million and were EUR 34.1 million lower compared to the year before. This change is mainly due to the reduction in financial liabilities, counterbalanced by a mostly profit-induced increase in equity. Total equity to total assets increased from 64.1 % to 69.3 %. The return on equity was 10.4 % (2008: 10.5 %). Due to reduced investment activities and impairment of tangible assets at the Deisswil site, non-current assets decreased by EUR 35.7 million to EUR 606.1 million compared to last year's value (December 31, 2008: EUR 641.8 million). Current assets remained almost at the same level at EUR 785.7 million (December 31, 2008: EUR 784.1 million).

Financial liabilities are mostly of a non-current nature and were reduced by net redemptions of EUR 89.2 million to EUR 67.8 million (December 31, 2008: EUR 157.0 million). Roughly EUR 5.6 million are allocated to current loans and EUR 62.2 million to non-current loans. Provisions for other non-current liabilities and charges of EUR 75.9 million are related to accruals for employee benefits which could be maintained at previous year's level (December 31, 2008: EUR 76.5 million).

The total funds available to the Group, mainly consisting of fixed deposits, increased from EUR 346.4 million to EUR 356.5 million. This was EUR 288.7 million more than the interest-bearing liabilities (December 31, 2008: EUR 189.4 million), so that the Group continues to show a net liquidity.

In addition, credit facilities amounting to EUR 250.0 million were available to the Group as of the end of the year which can be utilized at any time.

CASH FLOW DEVELOPMENT

Consolidated cash flow statements (condensed version)

(in millions of EUR)	**Year ended Dec. 31, 2009**	Year ended Dec. 31, 2008
Net cash provided by operating activities	200.5	176.6
Net cash provided by/used in investing activities	102.3	(220.2)
Net cash used in financing activities	(139.1)	(115.2)
Effect of exchange rate changes	(0.3)	(1.9)
Net change in cash and cash equivalents (< 3 months)	**163.5**	**(160.7)**
Cash and cash equivalents (< 3 months) at the end of the year	**353.3**	**189.8**
Current and non-current available-for-sale financial assets	3.2	156.6
Total funds available to the Group	**356.5**	**346.4**

Cash flow from operating activities amounted to EUR 200.5 million and was EUR 23.9 million above the previous year's level (2008: EUR 176.6 million). This increase was mainly the result of a significant reduction in working capital and lower income tax payments.

Cash flow from investing activities was EUR 102.3 million, following EUR -220.2 million in the previous year. This change is mainly due to the purchase of securities in the previous year, which were redeemed in 2009.

Net payments for investments in tangible and intangible fixed assets went down from EUR -96.6 million to EUR -57.7 million. The payments for acquisitions amounted to EUR -2.7 million (2008: EUR -12.4 million).

Investment expenditures of MM Karton amounted to EUR -33.2 million (2008: EUR -43.0 million) and were mainly made in connection with projects for the improvement of cost efficiency, in particular concerning energy.

Investment expenditures of MM Packaging were EUR -28.4 million (2008: EUR -55.2 million). The focus was on the utilization of state-of-the-art technology in order to further increase productivity.

Cash flow from financing activities was EUR -139.1 million, following EUR -115.2 million in the previous year. Here, lower payments for the purchase of own shares were counterbalanced by net redemptions of interest-bearing financial liabilities.

SHARE REPURCHASE PROGRAM

The 14th Ordinary Shareholders' Meeting of Mayr-Melnhof Karton AG authorized the Management Board to repurchase treasury shares on and outside the stock exchange up to and including November 7, 2010. In 2009, 154,892 shares were bought for EUR 9.5 million including expenses. Since the program started on November 27, 2007, a total of 895,260 shares have been repurchased for EUR 53.0 million including fees by December 31, 2009.

FURTHER INFORMATION

In January 2009, the division MM Packaging established the company MM Printing and Packaging Tehran Company, Tehran, Iran. The first step is the production of mostly cigarette cartons for the Iranian market.

DEFINITION OF FINANCIAL INDICATORS

Cash earnings
Sum of profit for the year before depreciation and amortization and before deferred taxes.

Cash earnings margin
Cash earnings divided by sales.

Total equity to total assets
Total equity divided by total assets.

Net debt/net liquidity
The sum of interest-bearing current and non-current financial liabilities subtracted by cash and current and non-current available-for-sale financial assets. In case that the sum of cash and available-for-sale financial assets exceeds the financial liabilities, a net liquidity exists.

Net profit margin
Profit for the year divided by sales.

Operating margin
Operating profit divided by sales.

Return on capital employed (ROCE)
Profit before tax excluding net interest (income) expenses and excluding the respective profit attributable to minority shareholders according to IAS 32 divided by the sum of average total equity plus average current and non-current interest-bearing financial liabilities, average provisions for other non-current liabilities and charges subtracted by average cash and current and non-current available-for-sale financial assets.

Return on equity (ROE)
Profit for the year divided by average total equity.

All indicators were calculated exclusively on the basis of the information in the consolidated financial statements.

Business development 2009 in the divisions

MM KARTON

In line with the economy as a whole, the cartonboard markets in 2009 suffered from regressive and very short-term demand, which particularly in the first half of the year was also very volatile. Under such challenges, MM Karton focused on securing cartonboard prices as best as possible and on maintaining its market shares. This goal was achieved mainly by proceeding selectively on the markets and maintaining high flexibility in production. As a consequence of the weak demand on the European main markets, sales on the non-European export markets were gradually increased.

While order backlog and capacity utilization in the first quarters were well below the previous year's level, in the second half of the year we managed to top last year's figures due to a step-by-step stabilization of demand. Average order backlog for the division increased from 48,000 tons to 56,000 tons.

A total of 1,499,000 tons of cartonboard were produced, 1.8 % less than in the previous year. Thus, 88 % of our capacities were utilized (2008: 86 %). The improvement of the degree of capacity utilization is attributable to the closure of the Bulgarian cartonboard site in 2008. With reference to the average number of employees, 589 tons per employee were produced (2008: 571 tons).

Against the background of the overall economic slowdown, the raw material markets, particularly recovered paper, experienced price reductions in the first few months of the year, which were followed by a noticeable upbeat in prices in the second half of the year.

At 1,481,000 tons, cartonboard sales were down 4.3 % compared to last year's figures (2008: 1,547,000 tons). Sales decreased disproportionally by 12.6 % as average prices were lower due to higher sales volumes in non-European markets. Approx. 70 % of sales were generated in Western Europe, 17 % in Eastern Europe and 13 % in non-European markets (2008: 68 %, 18 %, 14 %). With a share of 222,000 tons delivered, MM Packaging continued to be MM Karton's largest customer in 2009. As a whole, more than 1,000 customers are supplied, many of them medium sized cartonboard processing companies.

Operating profit went up by 31.7 % or EUR 12.4 million. However, a little more than a third thereof is attributable to insurance benefits paid after a fire damage at the Hirschwang mill early in 2009. Thus, the operating margin increased from 4.5 % to 6.7 %, the return on capital employed went up to 12.2 % (2008: 11.0 %). Cash earnings surged from EUR 69.1 million to EUR 81.0 million, leading to an improvement of the cash earnings margin from 7.9 % to 10.6 %.

MM PACKAGING

Against the backdrop of the economic slowdown, the European market for folding cartons showed an overall heterogeneous picture in 2009. Especially convenience goods had not yet suffered comprehensively from the recession, as the consumers' savings efforts focused on prices and not yet on quantities. However, a change from durable, high-grade consumer goods towards simpler products has been noticed.

Therefore, MM Packaging experienced positive demand in individual sales areas and differing from customers and regions on the one hand, but also under-utilization of some production facilities on the other.

Due to low raw materials costs, currency depreciations and the vehement protection of market shares by the competition, price pressure increased considerably on the markets. Moreover, customers continued trimming their inventories and planning very short-term, which led to a significant rise in volatility in the ongoing business.

Through measures taken in all steps of the value added chain to increase productivity and quality and maximum flexibility as well as through keeping close contact with our customers, MM Packaging was successful in securing and expanding its market shares even in an increasingly competitive environment.

Although the procurement behavior of some major customers was characterized by significantly higher volatility, approx. 630,000 tons of cartonboard were processed in 2009 (2008: 652,000 tons). This is a decrease of 3.4 % or 22,000 tons compared with the previous year. The tonnage processed per year and employee therefore declined from 115.1 tons to 112.3 tons.

Analogously to the quantity development, sales at EUR 952.0 million were below last year's figure by 3.8 % or EUR 38.0 million. Approx. 70 % of sales were attributable to Western Europe, 27 % to Eastern Europe and 3 % to non-European markets, maintaining the regional shares mostly on the same level (2008: 70 %, 28 %, 2 %).

MM Packaging has a broad customer base of more than 2000 customers in various consumer goods markets. About three quarters of the business are traditionally generated with multinational customers. Folding cartons for food and cigarettes as well as detergents remained the largest sales areas in 2009. Approx. 40 % of sales (2008: 41 %) were attributable to the top five customers.

Despite decreasing quantities, the operating profit of EUR 98.4 million still exceeded last year's results (2008: EUR 97.8 million). Therefore, the operating margin increased from 9.9 % to 10.3 %. The return on capital employed amounted to 20.0 % (2008: 19.8 %). Due to slightly lower depreciations, cash earnings amounting to EUR 103.9 million were generated (2008: EUR 106.5 million). Thus, the cash earnings margin was 10.9 % (2008: 10.8 %).

3. HUMAN RESOURCES

As of December 31, 2009, 8,112 staff members in 20 countries in Europe and adjacent regions were employed with the Mayr-Melnhof Group. Their professional know-how and commitment form the basis of our long-term success. The primary aim of our human resources activities is to secure framework conditions which enable our employees to develop their talents and use them in the best possible manner. In accordance with the high degree of internationalization of our Group and the very dynamic tasks, we adjust our Group-wide programs for human resources development, training and recruiting to current and future requirements on an ongoing basis. This process is managed by Group Management and Corporate Human Resources and implemented via our local structures.

Loyalty and honesty have always been the distinguishing values in our corporate culture, which is characterized by trust and the demand for excellent performance. Openness and subsidiarity are the decisive principles in our organization, which is marked by short decision-making processes and a high degree of individual responsibility. Thus we secure both a stable and highly efficient organization and the necessary speed and flexibility for long-term and sustainable competitive strength.

MM stands for sustainability and reliable continuity, which is also expressed in the development of our human resources.

We strive to fill vacant existing and new positions with our own staff members to the extent possible. This way we ensure that know-how remains within our Group and create attractive career opportunities. Employees who are specifically qualified, committed and mobile receive special support within the framework of a High Potential Program and are being prepared to assume leadership tasks in the future.

We consider the diversity and cultural variety of our staff as an asset in our respectful working atmosphere.

In view of the demographic development and the increasing shortage in qualified human resources, we established our "Young Professionals Program", a training program within our Group, which goes far beyond a traditional apprenticeship. After an intensive assessment procedure, we guide our young professionals to develop top professional competencies, we promote their personality and help them to prove themselves in an international environment. As of the end of 2009, the Group had 192 apprentices (2008: 200).

Furthermore, our senior employees' experience and know-how is employed in projects and we thus support the transfer of know-how between generations within the Group.

As a rule, we use internal benchmarking such as ambitioned competitions between different sites and production teams. It is our goal to guarantee best practice at all sites and to meet our requirement of cost leadership. In the course of our most recent internal innovation initiatives, state-of-the-art information technology was used for the corporate proposal system, featuring high transparency and availability at all sites.

Since its establishment in 2006, the MM Academy has been the central training institution with high acceptance among employees. In addition to expert know-how and languages, the training focus is on the development of social and leadership skills. Here, we pay special attention to the quick implementation of the acquired know-how and the developed projects within the Group. In 2009, approx. 1,300 staff members were trained in the MM Academy in about 700 training days.

The health of each individual employee is an essential requirement for continuously excellent performance and is therefore a top priority, which we support systematically. In this context, we offer our employees regular preventive medical check-up programs with a works doctor as well as training sessions as to health and work safety and sports opportunities.

In accordance with our corporate culture based on identification with our corporate success, performance-related remuneration systems in the form of individual agreements and site-specific bonus models have a long tradition within the MM Group. This way we ensure that the individual employee is rewarded for excellent performance and success.

DEVELOPMENT OF HEADCOUNT

In a year with challenges caused by the largest recession in the past decades, the Mayr-Melnhof Group was able to continue operations at all its production facilities, despite strong fluctuations in utilization. Adjustments in the number of employees were limited to individual cases at certain sites.

As of December 31, 2009, 8,112 staff members were employed with the Mayr-Melnhof Group (December 31, 2008: 8,240). 2,527 thereof were employed with the division MM Karton (December 31, 2008: 2,559) and 5,585 thereof were employed with the division MM Packaging (December 31, 2008: 5,681). The share of employees outside of Austria was 80.4 % (December 31, 2008: 80.4 %). In Eastern Europe, the Middle East and North Africa, we employed 30.4 % of our staff in 2009 (December 31, 2008: 30.5 %).

Employees Group

(in %)	**Dec. 31, 2009**	Dec. 31, 2008
Western Europe (excl. Austria)	50.0 %	49.9 %
Austria	19.6 %	19.6 %
Eastern Europe	27.0 %	27.0 %
Other	3.4 %	3.5 %
Total	**100.0 %**	**100.0 %**

The Management Board would like to thank all staff members for their excellent performance and their commitment in the business year 2009, which enabled us to achieve very positive results, even under increasingly difficult circumstances. We would like to thank the employee representatives for their trustful and constructive cooperation.

4. RESEARCH AND DEVELOPMENT

The cartonboard and folding carton solutions provided by the Mayr-Melnhof Group are modern, technically mature products which more than fulfill market requirements and can be used in a great variety of ways. For decades now, we have been developing our products and processes with the goal of achieving cost and technology leadership. The aim of our research and development activities is to increase the customer value of our products as well as the Group's long-term competitiveness through ongoing optimization of procedures and processes.

Research and development activities form an essential part of the Group's growth strategy and are controlled centrally and implemented in close cooperation with experts from the individual divisions.

INNOVATION LEADER WITH REINFORCED RESOURCES

In the past two years, we systematically restructured the Group's research and development activities using the latest methods of innovation and know-how management and strong involvement of our employees. In addition to being cost and technology leaders, we strive to become innovation leaders in cartonboard and packaging.

With a number of such projects within the framework of our programs "unliMMited Innovation" for MM Karton and "Break the Frame" for MM Packaging, innovation strength and innovation culture within the MM Group continued to improve considerably in 2009. Structural improvements refer particularly to the Group-wide management of the innovation processes by using state-of-the-art information technology as well as to an increased focus on the organization and utilization of resources. We concentrate on product innovation and differentiation by the utilization of new technologies in our processes.

MM Karton's product innovations in recycled cartonboard focused in particular on introducing a liner quality in the lower grammage range in order to enter new business segments. In virgin fiber based cartonboard, the focus was on a significant optimization of existing qualities (Kromopak, Kolicevo mill; Excellent Top, Baiersbronn mill) and on developing and marketing the new cartonboard Silvaboard (Eerbeek mill), featuring a high degree of whiteness, stiffness and caliper as well as optimized runnability. Furthermore, we expanded our multi-mill concept and effected a corresponding product clearing, thus increasing reliability by offering delivery from different production facilities as well as improving production efficiency.

Selective investments in research and development form a material part of MM Karton's "unliMMited Innovation" process. In this context, the establishment of our competence center of the cartonboard division at the Frohnleiten site with reinforced resources in research and development, product safety and analytical chemistry marks an essential milestone on our ambitious path toward innovation leadership.

Current development topics in this center focus on the use of fibers for cartonboard production, the optimization of cartonboard properties, the adjustment of the surface to various tasks as well as improvement of processability.

We continued our successful project-related cooperation with universities and research centers in fundamental research.

Regarding product safety, we effected a comprehensive study on migration patterns of cartonboard ingredients to the packaged goods based on stricter requirements for food packaging. The result confirms that MM Karton's recycled and virgin fiber based cartonboard has always been clearly below the limit set by the EU Plastics Directive 2002/72/EC as well as below the thresholds recommended for cartonboard. This confirms that our cartonboard is a stable and safe packaging material in full compliance with all provisions and regulations.

The organization of MM Packaging's innovation activities is based on the cooperation between interdisciplinary expert teams composed of market, technology and design experts within a division-wide network, which in turn is mainly founded on three structural focuses: PacProject, MM Packaging's innovation center in Hamburg, accompanies customers from the very first idea to market launch; technical sales and development teams support above all multinational customers in the packaging development processes and the technical implementation all over Europe and the packaging development centers of the individual sites provide mill-specific special know-how.

MM Packaging's innovative approach is comprehensive and covers the traditional printing and finishing processes as well as packaging production and upstream and downstream areas within the supply chain, as well as a broad range of services. Our goal is providing our customers with competitive advantages and differentiation opportunities on the market by way of innovations in packaging methods and design as well as by development of innovative processes and individual comprehensive solutions.

We systematically analyze the development of packaging trends in order to be able to adapt quickly and adequately to innovations. The current market trends focus on high-quality requirements in brand-name products and private labels, by way of combined high-quality finishing, demand for innovative promotional packaging, innovative additional benefits and environmentally friendly use of resources. We fulfill these requirements by using innovative material combinations, design and functionality.

Also in 2009 MM Packaging's packing solutions were awarded with international prizes such as the World Star Award, the "Deutsche Verpackungspreis", the Emballissimo Award, the Pro Carton/ECMA Award 2009 in the category "Food" and the well-known Trophée d'Emballage 2009.

5. RISK MANAGEMENT

As an internationally operating group, Mayr-Melnhof Group faces various risks. As a rule, risk means the possibility of a future negative development foreseeable at the time of determination, caused by an event occurring in future. The concept of risk covers both the possibility of a deviation from determined corporate goals and the occurrence of a loss or the non-realization of additional profit. However, due to our broad geographical positioning, the variety of sales markets as well as the possibilities to flexibly adjust production, the entire Group is never subject to individual, specific market or production risks.

It is the goal of our Group-wide risk management to systematically identify risks in due time and to take adequate measures in order to keep them within the specified acceptable parameters and thus improve the Group's risk position without restricting its opportunities to a large extent. Therefore, identified risk areas are systematically evaluated and monitored by the respective experts using a bottom-up approach. Our corporate risk management consolidates these reports, comments on them and communicates the information to Group management for Group-wide risk management purposes. By focusing on our core competences, we have a solid basis for identifying risks early and assessing possible consequences adequately.

Risk prevention is our top priority and is - to the extent economically justifiable - complemented by suitable hedging and management instruments as well as by the Group's insurance program. The Group's risk policy is generally conservative. The Group's auditor regularly assesses the functionality of the risk management system and reports to the Supervisory Board and the Management Board.

Hereinafter, the material risks and uncertainties the Group faces are described.

SALES

The consumption of cartonboard and folding cartons closely correlates with private consumption and is thus highly dependent on the economic development in the individual sales markets. Despite continuous consolidation, there is strong competition between the producers when it comes to terms and conditions due to over-capacities both on the cartonboard and the folding carton markets.

The Group's two divisions supply several thousand customers. MM Karton generates approx. 30 % of the division sales with 15 to 20 top customers, MM Packaging approx. 75 % with 25 to 30 top customers mainly from the multinational consumer goods industry. In this context, regular communication with our customers, ongoing contract monitoring, continuous cost and quality management as well as regular participation in tenders are the elements playing a material role in our protective and management measures. The dependency on individual customers may be classified as contained. For long-term supply agreements, price fluctuations of material input factors are taken into consideration.

Cartonboard and folding cartons as industrial mass products are subject to permanent price pressure. Thus, the Mayr-Melnhof Group maintains the leadership as to costs, competence and innovation with the aim to secure its two divisions' leading position on the market in the long run by way of high competitive strength. The strategy of being present on future growth markets as early as possible and of accompanying international customers in the course of their expansion will be continued.

PRODUCTION

The use of state-of-the-art technology, reasonable use of resources and regular quality and environmental audits are material elements in our sustainable production structures, adjusted to the best possible standards for economic, ecological and social purposes on a regular basis.

A high degree of technical operational availability is decisive both in cartonboard and in folding carton production. The most essential measures to secure continuous operations include systematic electronic monitoring of production steps, ongoing revisions and maintenance work as well as continuous risk engineering together with insurance companies and division-wide mill back-up concepts regulating the relocation of production between individual sites in case of long-term production stoppages.

Compliance with product standards and quality specifications is of high importance considering the long-term attractiveness and competitiveness of our products. By way of cooperating in national and international standardization bodies and special interest groups for years, we intend to be able to assess future developments and interpretations early and take them into account. In the course of the ongoing R & D activities, we systematically address the guaranteed safety of our products, in particular in the sensitive area of food packaging. Here, emphasis is currently placed on a continuous monitoring and analysis of interactions between packaging and filling materials.

By concentrating on our core business, sufficient test phases and Group-wide know-how transfer, we keep integration risks stemming from acquisitions and technological innovations at bay.

Planned investments undergo a multi-step approval process and a clearly defined tender procedure, involving suitable experts. Ongoing project controlling and management are geared to secure high investment efficiency.

Energy in the form of gas, electricity and fuel is a decisive input factor, in particular for the division MM Karton, regarding purchase prices, availability and sales opportunities (take or pay rules). We face the related risks by concluding long-term framework purchase contracts, continuously monitoring price developments, existing hedging contracts as well as by establishing a close link between production and sales planning and energy acquisition. Furthermore, specific projects to reduce the specific energy consumption are being pursued (e.g. "e.fficiency").

For the business years 2008 to 2012, cartonboard mills with sites within the European Union received CO_2 certificates free of charge. For our Swiss carton-board site, a levy per ton of carbon dioxide is charged for all fossil fuels, which can only be reduced or avoided by making significant investments or taking measures to increase energy efficiency. From today's point of view, sufficient CO_2 certificates are available for the sites within the EU until the end of 2012. A follow-up regulation to start at the beginning of 2013 until 2020 is still being discussed in Europe.

PROCUREMENT

In addition to energy, the most essential input factors in the cartonboard production are recovered paper, fibers, chemicals and logistics. MM Packaging's input factors focus on cartonboard and paper as well as on paints and varnishes. We meet risks of availability by dividing the requirements among several suppliers and by keeping in regular contact with the suppliers on the market. We maintain strategic inventories of recovered paper and purchase a part of our required quantities via long-term supply contracts, thus setting off short-term peaks in prices. High recycling quotas in Europe should ensure a sufficient supply in future. Continuous monitoring of existing contracts as well as of the requirements and market development is the core of our ongoing security and management measures in procurement. We regularly evaluate substitution alternatives. To the extent possible and reasonable, purchase volumes are tendered.

FINANCIAL RISKS

Corporate planning is based on estimates, assumptions and forecasts when it comes to presenting the future economic and financial development of the Group. A close cooperation between the mills and departments of the Group within specified, standardized planning processes is to reduce the risk of misjudgment.

A Group-wide cash and credit management always ensures sufficient liquidity and financing for the Group and its subsidiaries, provided in an optimized manner.

Interest and foreign exchange risks are systematically limited or eliminated by suitable hedging instruments. Here, a natural risk settlement takes place due to the balancing of accounts receivable and payable on company level, foreing exchange forwards and interest swaps. The most important currencies with exchange rate fluctuations to be hedged are the British pound, the US dollar, the Swiss franc and the Polish zloty. In Eastern and South East Europe, we minimize the foreign exchange risk to the extent possible by currency congruence for business transactions or by price adjustment mechanisms for long-term agreements. Derivative financial instruments are neither used for trading nor for speculation purposes.

Due to our central working capital management, value risks concerning inventory assets as well as default risks concerning customer accounts receivable are reduced.

ACCOUNTING

The internal control system for the accounting process and financial reporting guarantees the accuracy, reliability and traceability of the financial information and data processing systems. Moreover, the usefulness and efficiency of the processes as well as compliance with statutory, contractual and internal provisions are guaranteed.

The accounting process comprises all material steps guaranteeing that the accounting-relevant information is recorded in its entirety and the financial reporting is presented in accordance with the applicable accounting standards.

Organizational and operational structuring are determined centrally. The central functions "Corporate Accounting" and "Reporting and Planning" are responsible for designing uniform Group-wide guidelines as well as the organization and the control of financial reporting within the Group.

Financial reporting to the Supervisory Board and the Management Board is effected on a regular basis, comprehensively and in due time.

Compliance with Group guidelines and procedures for the recording, recognizing and accounting of transactions is controlled on a regular basis. Essential pre-defined control measures must be documented and reported immediately. The data processing systems used are specifically developed and optimized on an ongoing basis.

The accounting process and financial reporting are systematically reviewed as to all types of risks and evaluated by the Group's risk management on a regular basis. Optimization measures are introduced expeditiously and implemented accordingly.

OTHER RISKS

We minimized the risk of a long-term total breakdown of the central data processing systems by installing geographically separated parallel systems.

Our Group might face other risks in addition to those mentioned herein. At this time, we are not aware of any such risks or consider them to be negligible.

From a current point of view, the assessment of the overall risk situation does not reveal any risks which could endanger the going concern of the Group.

6. ENVIRONMENTAL PROTECTION

Sustainable production of environmentally friendly cartonboard products and packaging solutions has always been the focus of the business activities of the Mayr-Melnhof Group. Cartonboard is made mainly from recovered paper fibers which are complemented by virgin fibers. This is used to produce high-quality folding carton products for the consumer goods industry, which can be almost completely utilized during the recycling process. The use of cartonboard as packaging material offers product-related technical and economic advantages and is an ecological packaging solution featuring utmost sustainability.

In our long-lasting pursuit of cost and market leadership, we rely on a sustainably economical utilization of resources and on the use of state-of-the-art technology. This way we guarantee the highest possible efficiency and quality in the production of our products, as well as strong competitiveness on our markets. We take our responsibility towards the environment very seriously and we regularly include production up-stream and down-stream areas. An ongoing Group-wide benchmarking including all mills guarantees the utilization of potentials at all sites.

Due to the continuous optimization and concentration on core competences in the Mayr-Melnhof cartonboard mills, we have achieved optimal values on a European level for many specific consumption and emission figures for a long time now. Thus, further improvements are hardly possible or are subject to technical innovations.

Currently, we concentrate our ongoing optimization measures on further savings of energy and raw materials. Division-wide programs of emphasis and eco-management schemes, which are implemented in an increasing number of sites, systematically support this process.

Eco-management systems for roughly half of the cartonboard production as well as four folding carton production sites were certified according to ISO 14001 as of the end of 2009. Group-wide audits according to ISO 9001 are effected in order to improve the corporate quality management. In addition, all cartonboard mills and folding carton production sites serving the food industry are certified in accordance with the HACCP hygiene management system, compliance with the new European hygiene management standard EN 15593 is also guaranteed as of 2009. The importance of workplace safety was accounted for by the certification of several mills in accordance with OHSAS. Regular recertifications document the ongoing optimization measures at a high level and create the necessary transparency.

In 2009, our focus was in particular on expanding the FSC and PEFC certifications ("Forest Stewardship Council" and "Program for Endorsement of Forest Certification Schemes") to all eight cartonboard mills, after the virgin fiber cartonboard mills Baiersbronn and Eerbeek were already certified in the previous year. By using sustainable raw materials in production and due to the independent controls, the transparency of the fiber utilization for our customers and end consumers was improved providently. For purposes of traceability of the entire processing chain (chain of custody certification), three MM Packaging sites were certified according to FSC and PEFC; in 2010, more are to be certified.

The mills within the EU received the carbon dioxide emission certificate with regard to the use of fossil fuels. As was the case in the years before, there was no shortage as of December 31, 2009.

ENVIRONMENTAL PROTECTION MEASURES IN 2009

MM KARTON

Energy

The division-wide initiative "e.fficiency" to reduce the specific energy consumption was continued with top priority in 2009. Our various individual projects focused on waste heat recovery and insulation measures as well as the installation of units with high energy efficiency.

Air

In the course of the waste heat recovery projects, both the exhaust air temperature and CO_2 emissions were reduced.

Water

In the Kolicevo and Eerbeek mills, the initiatives to reduce nitrogen and fiber concentration in waste water were implemented.

Noise

In Frohnleiten, sound insulations were installed for the cartonboard machine 3; also, the newly constructed direct connection of the cartonboard mill with the motorway contributes significantly to traffic calming.

Waste

Optimization of waste disposal and efficiency increases in the utilization of material contributed considerably to the further reduction of waste quantities.

MM PACKAGING

MM Packaging's operational optimization measures in 2009 focused on the improvement of productivity and the efficiency of materials. With respect to the environment they were particularly achieved in decreases in consumption of energy, water and solvents as well as waste reduction. The project focus was on procedures for energy and material recovery.

7. DISCLOSURES ACCORDING TO SECTION 243a (1) OF THE AUSTRIAN COMMERCIAL CODE

Composition of capital, stock categories

Please refer to the information provided in the consolidated financial statements under note 12 A).

Restrictions concerning the voting rights and the transfer of shares

Approximately 63 % of the shares are held by the core shareholder families in a syndicate. A syndicate agreement exists, which regulates the transferability of shares within the syndicate and to outside parties. Issues that concern the Shareholders' Meeting are decided by the syndicate with a simple majority. Modifications of the syndicate agreement require a three-fourths majority.

Direct or indirect participation in capital of at least 10 %

According to the information provided to the Company, minimum participations of 10 % in the capital at year-end 2009 were as follows:

MMS Mayr-Melnhof-Saurau Beteiligungsverwaltung KG
CAMA Privatstiftung
MM Salzburg Privatstiftung

The owners of shares with special control rights and a description of these rights

There are no shares with special control rights.

The type of voting rights control for capital participation by employees, if they do not directly exercise the right to vote

There is no such capital participation model for employees.

The provisions for appointment and revocation of members of the Management Board and the Supervisory Board and regarding alteration of the Articles of Association of the Company that do not arise directly from the Act

There are no provisions of this type.

The authorizations of the members of the Management Board that do not arise directly from the Act, in particular with regard to the option of issuing or repurchasing shares

Please refer to the information provided in the consolidated financial statements under note 12 A).

All significant agreements to which the Company is a party and that take effect, are modified or terminated in the event of a change of control of the Company as a result of a takeover offer as well as their effects; excepted are agreements which would significantly damage the Company if made public, unless the Company is obligated to make such information public as a result of other statutory provisions

The protective clause with regard to the disclosure of this information is invoked. The scope of the business in question is considered reasonable.

Existence and significant contents of compensation agreements between the Company and the members of its Management and Supervisory Boards or employees in the event of a public takeover offer

There are no agreements of this type.

8. SUBSEQUENT EVENTS

On January 25, 2010 Mayr-Melnhof Karton AG informed that its holding of own shares now amounts to 2,015,260 shares or 9.16 % of the shares outstanding, thus surpassing the reportable threshold of 5 % of voting rights.

9. OUTLOOK ON THE FINANCIAL YEAR 2010

This outlook is based on the Management Board's assessment as of February 26, 2010 and does not take into consideration any effects of possible acquisitions, sales or other structural changes in the course of 2010. The previous and the following forward-looking statements are subject to known and unknown risks and uncertainties due to which the actual events might deviate from the statements made herein.

The current economic development is still subject to a high degree of uncertainty. Private consumption, so far the very pillar of and the main influencing factor on the consumption of cartonboard and folding cartons, is expected to continue to suffer from the increase in unemployment figures and decline in transfer payments.

Taking this into account, the combat for market shares intensified markedly. Permanent price pressure on consumer goods markets affects the cartonboard processing companies, which in turn try to pass on the price pressure to the cartonboard suppliers. Customers still only plan in the short term and keep their inventories at a low level.

Under these circumstances, the industry-wide cartonboard price increase announced for the first quarter of 2010 is slow-going in Europe, despite the fact that price inflation on the recovered paper markets showed a significant rise, with the low stocking quantities in the consumer industries as well as the continuing Asian demand being the main price boosters.

We are able to maintain our shares in the highly competitive markets for the cartonboard and folding carton businesses. The utilization of the divisions is currently as positive as it was in the second half of last year. However, we cannot be certain that the situation will continue as it is.

Therefore, just as was the case in the previous year, we will continue to focus our investing activities on projects with short-term payback and measures to increase cost efficiency and quality.

Overall, we expect an increase in pressure on the margins in both divisions resulting from the aggravated situation on the procurement and sales markets. Due to the short-term nature of the business, as of today we cannot forecast the results of the current year.

Sufficient liquidity and financing facilities in connection with the focus on a leading position as to costs continue to form a solid basis for us to proceed in strengthening our leading competitive and market position within the industry. New growth steps are being prepared and will be implemented in a risk-sensitive manner.

Vienna, February 26, 2010

The Management Board

Wilhelm Hörmanseder m.p.

Andreas Blaschke m.p. | Franz Rappold m.p. | Oliver Schumy m.p.

Corporate Governance Report

The strategy of the Mayr-Melnhof Group is focused on long-term profitable business activities in the core competence areas cartonboard and folding carton production. Here, the consistent compliance with the principles of diligent Corporate Governance has been the basis of our goal for a long time, with high transparency and protection of the interests of our stakeholders, thus generating management and control of the Company for long-term value added. In this context, we make the equal treatment of all our shareholders a top priority. In 2002, the Austrian Corporate Governance Code (ÖCGK) came into effect. Ever since the Code became effective, Mayr-Melnhof Karton AG has voluntarily committed itself to compliance with the Code, with the goal of always fulfilling up-to-date international standards of responsible corporate governance.

The Code is based on the provisions of Austrian stock corporation, stock exchange and capital market laws, EU recommendations on the tasks of Supervisory Board members and on the compensation of the directors as well as the guidelines contained in the OECD Principles of Corporate Governance. The Code is regularly checked against national and international developments and adjusted accordingly. The most recent version of the Code can be found online at www.corporate-governance.at.

Adherence to Corporate Governance in the business year 2009 was evaluated on the basis of the most recent version of the Code of January 2010 as amended. Just as has been the case so far, Mayr Melnhof Karton AG continues to comply with all legal provisions without any restrictions. Additional recommendations or suggestions contained in the Code, which do not require any explanation in case of deviations, have been implemented almost entirely.

The Company deviates from the following C Rules ("comply or explain") of the Code and explains as follows:

Rule 27 Non-financial criteria are not taken into account for the variable compensation of the members of the Management Board.
Explanation: Contents of current contracts with the members of the Management Board.

Rule 27a In case of an early termination of a member of the Management Board without good cause, such member shall be compensated for no more than the remaining term of contract. The economic situation of the company shall not be taken into account.
Explanation: Contents of current contracts with the members of the Management Board.

Rule 30 The upper limits currently applicable to variable compensation shall not be stated.
Explanation: We do not believe this information is material or relevant for any decisions.

Rule 31 Disclosure of the compensation of each individual member of the Management Board
Explanation: We do not believe this information is material or relevant for any decisions.

Rule 51 Disclosure of the compensation of each individual member of the Supervisory Board
Explanation: We do not believe this information is material or relevant for any decisions.

BOARD MEMBERS

THE MANAGEMENT BOARD

Wilhelm HÖRMANSEDER
Chairman
Member of the Management Board
since March 9, 1994
appointed until December 31, 2014
born 1954

Andreas BLASCHKE
Member of the Management Board
since May 14, 2002
appointed until May 14, 2010
born 1961

Franz RAPPOLD
Member of the Management Board
since May 14, 2002
appointed until May 14, 2010
born 1952

Oliver SCHUMY
Member of the Management Board
since June 1, 2008
appointed until May 14, 2010
born 1971

The members of the Management Board do not hold any mandates in Group-external supervisory boards.

THE SUPERVISORY BOARD

Michael GRÖLLER
Chairman since June 8, 2002
born 1941

Romuald BERTL
Deputy Chairman since March 2, 1994
born 1953

Johannes GOESS-SAURAU
Deputy Chairman since May 7, 2008
Member of the Board since May 18, 2005
born 1955

Friedrich MAYR-MELNHOF
Deputy Chairman from March 2, 1994
until April 29, 2009
born 1924

Gerhard GLINZERER
Member of the Board since June 17, 1997
born 1954

Guido HELD
Member of the Board since May 7, 2008
born 1944

Alexander LEEB
Member of the Board since May 7, 2008
born 1959

Georg MAYR-MELNHOF
Member of the Board since May 7, 2008
born 1968

Michael SCHWARZKOPF
Member of the Board since April 29, 2009
born 1961

Hubert ESSER
Member of the Board since May 10, 1995
born 1959
Delegate of the European Staff Council of
MM Karton

Manfred GRUNDAUER
Member of the Board from June 17, 1997
until July 14, 2009
born 1948
Delegate of the European Staff Council of
MM Karton

Andreas HEMMER
Member of the Board since October 20, 2009
born 1968
Delegate of the European Staff Council of
MM Karton

Gerhard NOVOTNY
Member of the Board since May 10, 1995
born 1963
Divisional representative of MM Packaging

The current mandate of all members of the Supervisory Board elected by the shareholders will expire with the 16th Ordinary Shareholders' Meeting in 2010 on the financial year 2009.

All mandates of the Supervisory Board members delegated by the employee representation bodies are for an indefinite period of time.

Members in the committees of the Supervisory Board

Committee for Management Board Issues
Michael GRÖLLER, Chairman
Romuald BERTL
Johannes GOESS-SAURAU
Friedrich MAYR-MELNHOF until April 29, 2009

Audit Committee
Romuald BERTL, Chairman
Johannes GOESS-SAURAU
Michael GRÖLLER
Manfred GRUNDAUER until July 14, 2009
Gerhard NOVOTNY since December 17, 2009

Members of the Supervisory Board with additional supervisory board mandates within publicly listed companies

Michael GRÖLLER
Chairman of the Supervisory Board, RHI AG, Vienna, Austria

Gerhard GLINZERER
Member of the Supervisory Board, S.C. Armatura S.A., Cluj-Napoca, Romania

Michael SCHWARZKOPF
Member of the Supervisory Board, voestalpine AG, Linz, Austria

Independence of the members of the Supervisory Board

The guidelines of the Austrian Corporate Governance Code formed the basis for the determination of the independence criteria for the members of the Supervisory Board. The criteria are published on the Company's website at http://www.mayr-melnhof.com/en/about-mm/governance/independence-supervisory-board.html.

All members of the Supervisory Board declared their independence in accordance with these criteria. Consequently this also applies to any committees of the Supervisory Board.

Contracts between members of the Supervisory Board and the Company subject to approval

There are no such contracts.

Share owners or representation of interests of a share > 10 % in Mayr-Melnhof Karton AG

No member of the Supervisory Board holds a share in Mayr-Melnhof Karton AG exceeding 10 % or represents a legal entity with a shareholding beyond 10 %.

INFORMATION ON THE PROCEDURES OF THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD

Allocation of rights and duties within the Management Board

Wilhelm HÖRMANSEDER	CEO
Oliver SCHUMY	CFO
Andreas BLASCHKE	Sales, Marketing MM Packaging
Franz RAPPOLD	Sales, Marketing MM Karton

Type and decision-making power of the committees of the Supervisory Board

Committee for Management Board Issues

This committee decides on issues concerning the Management Board in accordance with statutory provisions and also fulfills the appointment and compensation committees' functions. The quality of the committee's work is guaranteed by its long time experience and know-how in compensation policy.

Audit Committee

The decision-making power derives from statutory provisions. The quality of the committee's work is guaranteed by its long time experience and know-how in finance and accounting as well as reporting.

Focuses of the Supervisory Board

The Supervisory Board held six meetings in the fiscal year 2009, with the participation of the Management Board, and fulfilled its tasks and obligations in accordance with the law and the articles of association. In addition to the discussion on the current business development, the Supervisory Board above all addressed the implementation of the strategy within the individual segments, acquisition projects, planned investments and financing activities. The efficiency of the activities of the Supervisory Board was ensured by its organization and regular exchange of information.

Focuses of the committees of the Supervisory Board

The Committee for Management Board issues met four times in 2009. Matters concerning the Management Board were addressed and Supervisory Board meetings were prepared. The committee was responsible for the implementation of the regulations applicable to the compensation of the members of the Management Board as well as for the review of the underlying compensation policy.

In 2009, the Audit Committee held two meetings and fulfilled its statutory duties.

Advancement of women as members of the Management Board or Supervisory Board and in leading positions

All positions in the Management Board, the Supervisory Board as well as all leading positions are exclusively staffed in accordance with professional and personal qualifications.

COMPENSATION OF THE MANAGEMENT BOARD

The compensation of the members of the Management Board depends on the responsibility, personal performance and on the tasks covered by each member of the Management Board as well as on the achievement of the Company's objectives and the economic situation of the Company. Such compensation is comprised of fixed and variable components. The variable compensation depends above all on sustainable, long-term and multi-year performance criteria without giving reasons for taking unreasonable risks. Non-financial criteria are not being taken into account at this time.

The variable component of the compensation of the members of the Management Board, which is proportionally high in comparison to the fixed compensation, is subject to an upper limit and is based on the annual result, cash earnings and the return on capital employed. The variable compensation of the members of the Management Board is paid on the basis of the data audited by the auditor in the year following the year of their economic reference base.

In the business year 2009, the total amount of compensation of the members of the Management Board was thous. EUR 3,720.4, thous. EUR 1,499.0 thereof were allocable to fixed compensation, thous. EUR 2,221.4 to variable compensation.

The members of the Management Board participate in the company pension scheme and are entitled to receive a portion of the fixed pension amount upon retirement depending on the qualifying period.

In case the function is terminated, statutory rights on the basis of the employment contract shall apply. Severance payments in case of early termination shall not exceed the compensation of the member of the Management Board for the remaining term of the member's contract and take into account the circumstances of such termination of the respective member of the Management Board.

The Company took out a D&O (Directors-and-Officers) insurance.

COMPENSATION OF THE SUPERVISORY BOARD

The compensation of the Supervisory Board for the current business year will be determined by the Shareholders' Meeting in the following year and is paid subsequently. The allocation of the total compensation among the members shall be the Supervisory Board's responsibility. The members of the Supervisory Board were not granted any additional compensation.

Information on corporate governance is regularly published on the Group's website at http://www.mayr-melnhof.com/en/about-mm/governance/report.html

Vienna, February 26, 2010

The Management Board

Wilhelm Hörmanseder m.p.

Andreas Blaschke m.p. Franz Rappold m.p. Oliver Schumy m.p.

Report of the Supervisory Board

In the 2009 financial year, the Supervisory Board discharged its responsibilities under statute and the articles of the Company.

During the financial year, the Supervisory Board convened in six meetings with the participation of the Management Board. The Committee for Management Board Issues convened four times. The Audit Committee held two meetings. The Supervisory Board meetings offered sufficient opportunity to discuss the issues on the respective agendas and the documents submitted on time.

Furthermore, the Management Board provided the Supervisory Board on a regular basis with written and verbal reports on the business development and the condition of the Company and of the subsidiaries within the Group. The Chairman of the Supervisory Board also maintained regular contact with the Chairman of the Management Board outside Supervisory Board meetings in order to discuss the business development, risk situation and strategy of the Company.

In addition to discussing the current business, the Supervisory Board was particularly concerned with the implementation of the strategy in the segments, acquisition, investment, and financing projects.

The cooperation of the capital and employee representatives was characterized by cooperative interaction of all participants.

The annual financial statements and the management report of Mayr-Melnhof Karton AG for the year ending December 31, 2009 including the accounting were audited by unitreu Wirtschaftsprüfungs- und Steuerberatungs GmbH. The same applies to the consolidated annual financial statements, which were prepared in accordance with IFRS and supplemented by the management report for the Group and further notes under the terms of section 245a of the Austrian Commercial Code. The audit confirmed that the accounting, the annual financial statements, the management report as well as the consolidated annual financial statements and the management report for the Group conform with the legal requirements and the Articles of Association and present fairly, in all material respects, the financial position, its financial performance and cash flows. The audit provided no reason for query, and the auditors duly issued an unqualified opinion for 2009.

The Supervisory Board concurs with the annual financial statements, management report, corporate governance report, the consolidated annual financial statements as well as the management report for the Group, and hereby approves the annual financial statements of Mayr-Melnhof Karton AG as of December 31, 2009. Thus, the 2009 annual financial statements of Mayr-Melnhof Karton AG are adopted in accordance with section 96 (4) of the Austrian Companies Act.

The Supervisory Board has considered and approved the Management Board's proposal regarding the appropriation of profit for the financial year 2009.

The members of the Supervisory Board extend their thanks to the Management Board and all employees of the Mayr-Melnhof Group for their high achievements and dedicated efforts during the financial year 2009.

Vienna, March 2010

Michael GRÖLLER
Chairman of the Supervisory Board

MM Shares

Mayr-Melnhof Karton AG's shares have been listed on the Vienna Stock Exchange since April 21, 1994. They are traded in the most important trade segments of the spot market, ATX (Austrian Traded Index) and ATX Prime (index with increased transparency and disclosure requirements). The Company's share capital amounting to EUR 88 million is divided into 22 million bearer shares with equal voting rights. Besides, more than 10 years ago a Sponsored Level 1 ADR (Amercian Depository Receipt) program was established with the Bank of New York. ADRs are traded OTC in the USA and are denominated in US dollars, with 4 ADRs equaling one ordinary share. Mayr-Melnhof stock options are traded at the Austrian Futures and Options Exchange.

STOCK MARKETS IN 2009

Overall, the stock market year 2009 saw a clear recovery of share prices. Positive news from financial service companies and the continuous readiness of the central banks to provide liquidity resulted in a change of mood at the stock exchanges by the end of the first quarter. There was still uncertainty about the development of the economy, interest rates and material risks, which became obvious during the course of the year, as the upward trend of share prices was repeatedly interrupted by moderate setbacks.

The Austrian leading share index ATX reached 2,495.56 points at the end of the year, a plus of 42.5 % compared to previous year. The DJ Euro Stoxx 50 improved by 21.0 % in the year-on-year comparison. The DAX reached 5,957.43 points, which is an increase of 23.8 %. All other essential European stock indexes (FTSE 100 +22.1 %, CAC 40 +22.3 %) developed analogously. The Dow Jones Industrial reached 10,428.05 points at the end of the year 2009 and hence was up 18.8 % compared to 2008.

THE MM SHARE PERFORMANCE

With a plus of 41.9 % the MM share developed analogously to the Austrian overall market. The annual high of EUR 73.60 was reached on September 23, 2009, the annual low of EUR 48.10 on January 22, 2009. Average daily sales amounted to EUR 2.3 million (2008: EUR 3.1 million). The weighting in the ATX was at roughly 2.2 % at the end of 2009 (2008: 2.3 %).

SHARE REPURCHASE PROGRAM

The Group held 895,260 own shares at year-end 2009, which had been repurchased since November 27, 2007. These correspond to approx. 4.07 % of the share capital and were purchased for EUR 53.0 million including fees. As of December 31, 2009, the average book value per share was EUR 59.2. All transactions are published online on the Group's website at www.mayr-melnhof.com.

SHAREHOLDER STRUCTURE

The shareholder structure of the Group remained very stable in 2009. Approx. 63 % of the shares are held by the core shareholder families in a syndicate. Other shareholdings are wide-spread and are mostly held by institutional investors in Great Britain, Germany, Austria, France, Scandinavia and Switzerland.

LONG-TERM DIVIDEND POLICY

The Mayr-Melnhof Group has a long-term dividend policy. According to this policy, one third of the consolidated profit for the year is to be distributed. In accordance with this specification, the Management Board will suggest a dividend at last year's level of EUR 1.70 per share in the course of the 16th Ordinary Shareholders' Meeting on April 28, 2010. That results in a payout ratio of 36.8 %. Thus, based on the average share price for the year 2009, a dividend yield of 2.8 % could be achieved.

INVESTOR RELATIONS

The guiding idea of the investor relations program of the Mayr-Melnhof Group is open, regular and personal communication with our institutional and private investors, analysts, economic journalists and the interested public. Our top priority is to provide all members of the financial community with a true image of our Company in order to facilitate an adequate valuation for the Mayr-Melnhof share.

The transmission of information is characterized by the principle of equal treatment of all shareholders. Therefore, all current and price-relevant data are simultaneously and identically published via an electronic distribution system and on our website.

Due to the continuously high interest in the Mayr-Melnhof share, we had a high number of personal meetings as well as presentations with investors and analysts on the strategy and current development of the Group in 2009. Several analysts from international banks cover our Company on a regular basis.

SHAREHOLDERS' CLUB

The Shareholders' Club is a free-of-charge service provided by MM. All shareholders registered in our Shareholders' Club and interested investors regularly receive company reports of Mayr-Melnhof Karton AG via postal mail. Furthermore, press releases are sent via e-mail. Our investor relations department will be happy to accept your registrations.

It is our objective to continuously improve our investor relations activities. Therefore we are always grateful for suggestions for improvement.

YOUR CONTACT TO MAYR-MELNHOF INVESTOR RELATIONS

Phone: +43 1 50136 91180
Fax: +43 1 50136 91195
E-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com

INFORMATION ABOUT MAYR-MELNHOF SHARES

ISIN securities identification number: AT0000938204
ADR Level 1: MNHFY
Reuters: MMKV.VI
Bloomberg: MMK:AV

SHARE PRICE CHART

RELATIVE PERFORMANCE OF MM SHARES 2009 (December 30, 2008 = 100)


MM
ATX
180
160
140
120
100
80
60
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.

SHARE PERFORMANCE INDICATORS

Stock price per share (in EUR)	2007	2008	**2009**
High	89.90	76.40	73.60
Low	69.03	45.93	48.10
Year-end	74.14	50.73	72.00
Stock performance (as of Dec. 31)			
-1 month	-3.5 %	+5.4 %	+7.9 %
-3 months	-4.5 %	-6.2 %	+3.8 %
-9 months	-12.6 %	-26.0 %	+26.4 %
Relative performance (year-end)			
MM Shares	+4.4 %	-31.6 %	+41.9 %
ATX	+1.1 %	-61.2 %	+42.5 %
Share performance indicators (in EUR)			
Earnings per share[1)]	5.22	4.38	4.44
Cash earnings per share[1)]	9.39	8.12	8.71
Total equity per share[2)]	41.21	41.95	44.62
Dividend per share	1.70	1.70	1.70[5)]
Dividend[2)] (in millions of EUR)	37.40	36.10	35.88[5)]
Dividend yield per average share price	2.1 %	2.9 %	2.8 %
Trading volume			
Vienna Stock Exchange[3)] (in EUR)	5,510,379	3,086,165	2,252,154
Number of shares issued	22,000,000	22,000,000	22,000,000
Own shares[4)]	1,325	740,368	895,260
Free float[4)]	7,698,675	7,179,632	7,232,582
Market capitalization[4)] (in millions of EUR)	1,631	1,079	1,520
ATX weighting[4)] (in %)	1.21 %	2.30 %	2.19 %

1) average shares outstanding
2) shares issued as of Dec. 31
3) daily average
4) as of Dec. 31
5) proposed

Corporate Responsibility

Responsibility and sustainability are the values that define the Mayr-Melnhof Group, with its long history and daily proven company structures and strategies. We act upon the maxim of continuing the established reliability both externally and internally in order to improve the MM Group and at the same time safeguard our values.

Therefore, we will continue to focus our business activities on what we do best: the production of high-quality cartonboard and folding carton products by using state-of-the-art high-performance technology and mainly regenerative raw materials.

Our products can be almost completely recycled. Thus, sustainability is an immanent part of the Mayr-Melnhof Group's business activities.

We have the comprehensive goal of achieving the best possible competitiveness in the long term by way of cost and market leadership, with the very best of standards throughout the Group, while we strive to create sustainable benefits for all our stakeholders. This is how we ensure progress on a high level and fulfill the responsibilities we have towards society.

Always acting as "honorable merchants" - this is the basis for our requirement to fulfill the ethical principles of legal compliance, human rights, working standards, environmental protection and the fight against corruption throughout the Mayr-Melnhof Group.

The realization of corporate responsibility as well as the assessment of the suitability of relevant measures are the responsibility of the management. This task is fulfilled by both the Group management and the management of its individual subsidiaries.

As part of the corporate culture defined by long-term responsible behavior, the management of the Mayr-Melnhof Group commits to the following sustainability aims:

PRODUCTS

We develop, produce and sell cartonboard and folding carton packaging solutions in line with the market and thus cover the demand for attractive, functional and environmentally friendly packaging for the convincing presentation and protection of consumer goods. We maintain a constantly high quality within the site network and thus we have sufficient back-up capacities to enable us to offer our customers a high delivery reliability. Our innovation activities are market-driven and aim at supporting our existing and potential customers in facing current and future challenges with the assistance of our products and services and in improving their success.

CUSTOMER ORIENTATION

The business relationship with our customers is characterized by the principle of high professionalism and trustworthiness. Our ambition for the desired long-term co-operation are market-driven product and service developments, cost-optimized pricing, solution-oriented consultancy and accurate adherence to delivery dates. Comprehensive knowledge of the market based on our business activities and regular customer surveys form the basis for the continuous optimization of our products and services offered.

HUMAN RESOURCES

The know-how, productivity and motivation of our employees are the pillars of our Group's sustainable success. Therefore, we promote life-long learning and systematically support the development of professional and personal competencies within our Group-wide apprenticeship and training institutions. In an organization characterized by open-mindedness, we encourage our employees to assume responsibilities and we support both the dialogue between employees and managers and the cross-division and cross-country dialogue. We thus create a climate in which innovation, transfer of know-how, trust and loyalty can thrive. We consider the diversity of our staff within our Group as an asset, which helps us manage our activities even better and in a more creative manner.

We believe that the support and the maintenance of the health and vitality of our employees is of utmost importance, as only alertness, flexibility and enthusiasm guarantee consistently excellent performance. In order to promote and recognize success-oriented work, we established performance-related remuneration systems and regular appraisal interviews throughout the Group. In our cooperation with the employee representation bodies, the formation of which is warranted at all sites, we pursue a long-term constructive dialogue.

ENVIRONMENTAL PROTECTION

Within our activities, we commit to compliance with environmental laws, climate protection and the sustainable saving of resources.

We are committed to continuously improving the environmental friendliness of our products and their production process and constantly monitor the effects of our activities on the environment. We use state-of-the-art technology and apply best practice throughout the Group, thus guaranteeing ongoing optimization for all environment-related matters. Energy is one of the major cost factors in cartonboard production and in the past few years we focused on implementing Group-wide initiatives in order to reduce specific energy consumption. In this context, we consider the possibilities of using renewable energies and - to the extent economically reasonable and legally possible - increasing the use thereof.

In all areas of our corporate responsibility, we strive for high transparency and a sustainably open dialogue with the interested public.

Consolidated Financial Statements

60 CONSOLIDATED BALANCE SHEETS

61 CONSOLIDATED INCOME STATEMENTS

62 CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

62 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

63 CONSOLIDATED CASH FLOW STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

64 (1) Summary of significant accounting policies
76 (2) Key assumptions entailing a considerable risk of a change in value
77 (3) Financial risk management
79 (4) Significant changes in the consolidated companies
82 (5) Development of fixed assets
84 (6) Financial assets
86 (7) Financial instruments
88 (8) Income taxes
92 (9) Inventories
93 (10) Trade receivables
93 (11) Prepaid expenses and other current assets
94 (12) Equity
96 (13) Financial liabilities
99 (14) Provisions for other non-current liabilities and charges
104 (15) Liabilities and provisions for income taxes
104 (16) Trade liabilities
104 (17) Deferred income and other current liabilities
105 (18) Provisions for other current liabilities and charges
106 (19) Other operating income
106 (20) Other operating expenses
106 (21) Other income (expenses) - net
107 (22) Commitments and contingent liabilities
108 (23) Subsequent events
109 (24) Segment reporting information
111 (25) Disclosure on transactions with related parties
112 (26) Supplementary disclosures to the notes in accordance with section 245a of the Austrian Commercial Code

118 AUDITOR'S REPORT

Consolidated Balance Sheets

(all amounts in thousands of EUR)	Notes	**Dec. 31, 2009**	Dec. 31, 2008
ASSETS			
Property, plant and equipment	5	524,948.3	564,677.9
Intangible assets including goodwill	5	62,691.4	59,328.9
Available-for-sale financial assets	6	3,203.7	2,585.6
Other financial assets	6	5,323.1	5,451.3
Deferred income taxes	8	9,941.0	9,749.1
Non-current assets		**606,107.5**	**641,792.8**
Inventories	9	209,398.0	213,512.4
Trade receivables	10	185,281.4	181,055.4
Income tax receivables		12,134.6	13,121.3
Prepaid expenses and other current assets	11	25,657.0	32,605.4
Available-for-sale financial assets	6	0.0	154,046.2
Cash and cash equivalents		353,251.7	189,786.4
Current assets		**785,722.7**	**784,127.1**
TOTAL ASSETS		**1,391,830.2**	**1,425,919.9**
EQUITY AND LIABILITIES			
Share capital	12	88,000.0	88,000.0
Additional paid-in capital	12	168,453.4	168,453.4
Treasury shares	12	(53,041.7)	(43,508.7)
Retained earnings	12	766,220.9	708,225.2
Other reserves	12	(28,029.0)	(29,325.6)
Equity attributable to shareholders of the Company		**941,603.6**	**891,844.3**
Minority interests		22,741.8	21,806.4
Total equity		**964,345.4**	**913,650.7**
Interest-bearing financial liabilities	13	43,057.7	71,761.2
Provisions for other non-current liabilities and charges	14	75,909.8	76,482.9
Deferred income taxes	8	26,234.8	35,499.0
Non-current liabilities		**145,202.3**	**183,743.1**
Interest-bearing financial liabilities	13	24,768.1	85,274.1
Liabilities and provisions for income tax	15	11,772.7	15,268.6
Trade liabilities	16	129,111.9	113,138.8
Deferred income and other current liabilities	17	39,122.5	43,049.3
Provisions for other current liabilities and charges	18	77,507.3	71,795.3
Current liabilities		**282,282.5**	**328,526.1**
Total liabilities		**427,484.8**	**512,269.2**
TOTAL EQUITY AND LIABILITIES		**1,391,830.2**	**1,425,919.9**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Income Statements

(all amounts in thousands of EUR except share and per share data)	Notes	**Year ended Dec. 31, 2009**	Year ended Dec. 31, 2008
Sales		1,601,487.4	1,731,194.1
Cost of sales		(1,254,088.2)	(1,363,852.6)
Gross margin		**347,399.2**	**367,341.5**
Other operating income	19	18,421.5	11,646.4
Selling and distribution expenses		(142,415.9)	(165,192.9)
Administrative expenses		(73,135.4)	(75,454.3)
Other operating expenses	20	(319.8)	(1,400.2)
Operating profit		**149,949.6**	**136,940.5**
Gain from disposal of businesses	4	0.0	19,992.1
Result from wound-up activities	4	0.0	(21,594.8)
Impairment expenses	5	(14,220.9)	0.0
Financial income		7,136.5	14,714.2
Financial expenses		(4,633.3)	(8,093.7)
Other income (expenses) – net	21	(5,855.4)	(3,999.6)
Profit before tax		**132,376.5**	**137,958.7**
Income tax expense	8	(34,994.0)	(41,049.3)
Profit for the year		**97,382.5**	**96,909.4**
Attributable to:			
Shareholders of the Company		94,157.3	94,745.1
Minority interests		3,225.2	2,164.3
Profit for the year		**97,382.5**	**96,909.4**
Earnings per share for profit attributable to the shareholders of the Company during the year:			
Basic and diluted average number of shares outstanding		21,225,122	21,637,343
Basic and diluted earnings per share		**4.44**	**4.38**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Comprehensive Income Statements

(all amounts in thousands of EUR)	**Year ended Dec. 31, 2009**	Year ended Dec. 31, 2008
Profit for the year	**97,382.5**	**96,909.4**
Profit (loss) directly recognized in equity:		
Valuation of available-for-sale financial assets	(777.3)	808.1
Foreign currency translations	589.8	(33,784.9)
Total profit (loss) directly recognized in equity (net):	**(187.5)**	**(32,976.8)**
Total profit for the year	**97,195.0**	**63,932.6**
Attributable to:		
Shareholders of the Company	95,453.9	65,604.8
Minority interests	1,741.1	(1,672.2)
Total profit for the year	**97,195.0**	**63,932.6**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

		Equity attributable to shareholders of the Company									
						Profit (loss) directly recognized in equity					
(all amounts in thousands of EUR)	Notes	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Valuation of available-for-sale financial assets	Foreign currency translations	**Other reserves**	**Total**	Minority interests	**Total equity**
Balance at Jan. 1, 2008		**88,000.0**	**168,453.4**	**(100.1)**	**650,462.3**	**(29.5)**	**(155.8)**	**(185.3)**	**906,630.3**	**27,265.8**	**933,896.1**
Total profit for the year					94,745.1	826.2	(29,966.5)	(29,140.3)	65,604.8	(1,672.2)	63,932.6
Dividends paid					(36,982.2)			0.0	(36,982.2)	(1,176.2)	(38,158.4)
Acquisitions and dispositions of businesses								0.0	0.0	(2,611.0)	(2,611.0)
Purchase of treasury shares at cost				(43,408.6)				0.0	(43,408.6)		(43,408.6)
Balance at Dec. 31, 2008		**88,000.0**	**168,453.4**	**(43,508.7)**	**708,225.2**	**796.7**	**(30,122.3)**	**(29,325.6)**	**891,844.3**	**21,806.4**	**913,650.7**
Total profit for the year					94,157.3	(784.7)	2,081.3	1,296.6	95,453.9	1,741.1	97,195.0
Dividends paid	12				(36,133.0)			0.0	(36,133.0)	(1,017.0)	(37,150.0)
Capital contribution by minority shareholder					(28.6)			0.0	(28.6)	211.3	182.7
Purchase of treasury shares at cost				(9,533.0)				0.0	(9,533.0)		(9,533.0)
Balance at Dec. 31, 2009		**88,000.0**	**168,453.4**	**(53,041.7)**	**766,220.9**	**12.0**	**(28,041.0)**	**(28,029.0)**	**941,603.6**	**22,741.8**	**964,345.4**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statements

(all amounts in thousands of EUR)	Notes	Year ended Dec. 31, 2009	Year ended Dec. 31, 2008
CASH FLOW FROM OPERATING ACTIVITIES:			
Profit for the year		97,382.5	96,909.4
Adjustments to reconcile profit for the year to net cash provided by operating activities:			
Income tax expense	8	34,994.0	41,049.3
Depreciation and amortization of property, plant and equipment, and intangible assets[1]	5	97,772.8	83,479.6
Gains (losses) from disposals of property, plant and equipment, and intangible assets	19	(1,539.1)	(890.5)
Gains (losses) from disposals of available-for-sale and other financial assets		(33.3)	16.3
Gain from disposal of businesses	4	0.0	(19,992.1)
Result from wound-up activities	4	0.0	21,594.8
Interest income		(7,031.8)	(14,714.2)
Interest expense		4,561.9	8,071.1
Share of profit (loss) of associated companies		(386.3)	(667.8)
Other		(1,092.2)	(2,350.3)
Changes in working capital:			
Inventories		4,348.4	30,704.3
Trade receivables		(3,099.5)	15,169.1
Prepaid expenses and other current assets		5,204.1	8,404.2
Trade liabilities		16,109.5	(41,424.1)
Deferred income and other short-term liabilities		(4,088.5)	(3,705.2)
Provisions for other short-term liabilities and charges		5,266.0	(6,507.6)
Changes in working capital		**23,740.0**	**2,640.7**
Cash flow provided by operating activities excluding interest and taxes paid		**248,368.5**	**215,146.3**
Income taxes paid		(47,899.5)	(38,530.8)
Net cash provided by operating activities		**200,469.0**	**176,615.5**
CASH FLOW FROM INVESTING ACTIVITIES:			
Proceeds from disposals of property, plant and equipment, and intangible assets		3,909.4	1,637.2
Purchases of property, plant and equipment, and intangible assets		(61,624.4)	(98,203.3)
Acquisitions of companies or businesses, net of cash and cash equivalents acquired (2009: thous. EUR 83,6; 2008: thous. EUR 1,457.1)	4	(2,636.4)	(12,353.5)
Proceeds from disposal of companies or businesses	4	0.0	27,100.0
Proceeds from disposals of available-for-sale and other financial assets		153,448.6	3,872.9
Purchases of available-for-sale and other financial assets		(1,294.8)	(155,671.8)
Dividends received		386.3	667.8
Interest received		10,147.3	12,738.8
Net cash provided by/used in investing activities		**102,336.0**	**(220,211.9)**
CASH FLOW FROM FINANCING ACTIVITIES:			
Interest paid		(3,612.4)	(8,104.6)
Issuances of interest-bearing financial liabilities		2,914.6	1,638.7
Repayments of interest-bearing financial liabilities		(91,920.0)	(27,175.2)
Treasury shares	12	(9,533.0)	(43,408.6)
Dividends paid to the shareholders of the Company	12	(36,133.0)	(36,982.2)
Dividends paid to minority interests		(1,017.0)	(1,176.2)
Capital contribution by minority interests		211.3	(27.7)
Net cash used in financing activities		**(139,089.5)**	**(115,235.8)**
Effect of exchange rate changes on cash and cash equivalents		(250.2)	(1,875.5)
Net increase in cash and cash equivalents		**163,465.3**	**(160,707.7)**
Cash and cash equivalents at the beginning of the year		**189,786.4**	**350,494.1**
Cash and cash equivalents at the end of the year		**353,251.7**	**189,786.4**

The accompanying notes are an integral part of these consolidated financial statements.

[1] The figure for 2009 includes thous. EUR 14,220.9 of impairment expenses.

Notes to the Consolidated Financial Statements

(1) Summary of significant accounting policies

A) GENERAL EXPLANATIONS

The Mayr-Melnhof Group

Mayr-Melnhof Karton AG and its subsidiaries ("the Group") are primarily engaged in manufacturing and selling cartonboard and folding cartons within Europe. The Group is divided into two operating segments (see note 24): Mayr-Melnhof Cartonboard ("MM Karton") and Mayr-Melnhof Packaging ("MM Packaging"). MM Karton manufactures and markets numerous grades of cartonboard, concentrating on coated cartonboard produced predominantly from recovered paper. MM Packaging converts cartonboard into industrial-printed folding cartons mainly for food (e.g. cereals, dried foods, sugar, confectionary and baked products), other consumer goods (e.g. cosmetics and toiletries, detergents, household articles and toys), and into cigarette packaging as well as high-grade confectionary packaging.

The parent company of the Group is Mayr-Melnhof Karton AG, located at Brahmsplatz 6, 1041 Vienna, Austria.

Basic accounting principles

The consolidated financial statements and notes thereto of Mayr-Melnhof Karton AG and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS" and "IAS") as adopted by the International Accounting Standards Board ("IASB") and the respective interpretations as adopted by the Standing Interpretations Committee ("SIC") and by the International Financial Reporting Interpretations Committee ("IFRIC") as to be applied within the European Union. The present consolidated financial statements have been prepared by the Management Board as of February 26, 2010 and will be presented to the Supervisory Board for review and approval.

There are no further liabilities or claims with regard to third parties other than those which have been recorded in the consolidated financial statements and notes thereto.

The preparation of the consolidated financial statements and the notes thereto in accordance with generally accepted accounting and recognition standards of IFRS is performed by making estimates and assumptions for certain items, which affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual amounts may differ from those estimates and assumptions.

All amounts herein, except share data and per share amounts, are specified in thousands of Euro unless otherwise stated.

B) CONSOLIDATION PRINCIPLES AND CONSOLIDATION METHODS

The consolidated financial statements and notes thereto include the accounts of Mayr-Melnhof Karton AG ("the Company") and all wholly and majority-owned subsidiaries, except where control is temporary or does not reside within the Group. Minority interest represents the minority shareholders' proportionate share of the equity and profit in several majority-owned subsidiaries of the Company. Investments in companies in which Mayr-Melnhof Karton AG has the ability to exercise significant influence over its operating and financial policies, generally when the Group holds at least 20 % but not more than a 50 % voting interest, are accounted for under the equity method. Investments in companies in which less than a significant influence is maintained are accounted for at cost or fair value as appropriate. All effects of intercompany transactions have been eliminated.

According to IFRS 3 "Business Combinations", all acquisitions of companies and businesses shall be accounted for using the purchase method. Thereby, the cost of the acquired interest is offset against the acquirer's interest in equity at the acquisition date. Any difference between the cost of acquisition and the acquirer's interest in equity shall be allocated to the respective identifiable assets and liabilities of the acquired company or business up to its fair values irrespective of the percentage of the interest acquired. Accordingly, the interest of the remaining shareholders shall be recognized at fair value of their interest in equity. A remaining excess of the purchase price over the fair value of the equity interest acquired shall be capitalized as goodwill. Negative goodwill shall be recognized immediately in the income statement.

C) ACCOUNTING AND RECOGNITION PRINCIPLES

During the preparation of the consolidated financial statements and notes, relevant amendments to existing IAS, IFRS and interpretations as well as newly enacted IFRS and IFRIC interpretations, as published in the Official Journal of the European Union and put into effect no later than December 31, 2009, were taken into consideration.

In this context, amendments to IAS 23 "Borrowing costs", which stipulates the capitalization of borrowing costs in case of purchasing certain assets, amendments to IFRS 2 "Share-based payment" and amendments to IAS 1 "Presentation of Financial Statements (revised 2007)", were concerned. The latter results in adjustments regarding the presentation of the income statement and the statement of changes in equity. Furthermore, there were amendments to IAS 32 and IAS 1, which allow the classification of puttable instruments as equity under certain conditions, and amendments to IFRS 1 and IAS 27 in connection with the identification of acquisition costs of an investment at first-time adoption of IFRS. IFRS 7 was changed regarding further necessary details to financial instruments at fair value and liquidity risk. IFRIC 9 and IAS 39 expand the cases in which an embedded derivative has to be reassessed. The following interpretations came into effect in 2009: IFRIC 12 "Service Concessions Arrangements", IFRIC 13 "customer loyalty programmes", IFRIC 14 "IAS 19 - The Limit on a defined benefit Asset, Minimum Funding Requirements and their Interaction", IFRIC 15 "Agreements for the Construction of Real Estate", IFRIC 16 "Hedges of a Net Investment in a Foreign Operation", and IFRIC 18 "Transfers of Assets from Customers". These amendments and revised/superseded standards, as far as applicable, were implemented through appropriate information in the financial statements and notes.

Until December 31, 2009, the following standards and interpretations were changed. These changes were not effective for the financial year 2009. The regulations of IAS 27 "Consolidated and Separate Financial Statements" and IFRS 3 „Business Combinations" were revised. Furthermore, additional changes were implemented in IAS 39 for hedging of one-sided risks by options and hedging of inflation risks. According to IAS 32, options in foreign currency will, under certain conditions, comply with the requirements for the classification as equity instrument. In the reporting period IFRIC 17 "Distribution of Non-cash Assets to Owners" was published. The mentioned changes or amendments are not expected to have significant impact on the Group's financial statements and financial position on the current Group structure. The possibility of earlier application was not used.

Foreign currency translation

The assets and liabilities of foreign subsidiaries, where the functional currency is other than the Euro, are translated into Euro using exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates for the year. Differences arising from the translation of assets and liabilities in comparison with the previous periods are included as a separate part of shareholders' equity. Profit and loss resulting from foreign currency transactions are included in the results from operations as incurred.

Exchange differences arising on monetary items that form part of a net investment in a foreign operation are recognized initially in accordance with IAS 21.32 as a separate component of equity and recognized in profit or loss upon repayment or disposal of the net investment.

The exchange rates of the relevant currencies of non-Euro participating countries used in preparing the consolidated financial statements and notes thereto were as follows:

Currency:		**Exchange rate at Dec. 31, 2009** 1 EUR =	Exchange rate at Dec. 31, 2008 1 EUR =	**Annual average exchange rate 2009** 1 EUR =	Annual average exchange rate 2008 1 EUR =
Bulgaria	BGN	1.96	1.96	1.96	1.96
Czech Republic	CZK	26.47	26.88	26.50	25.13
Denmark	DKK	7.44	7.45	7.45	7.46
Great Britain	GBP	0.89	0.95	0.89	0.79
Iran	IRR	14,349.26	-	13,749.48	-
Jordan	JOD	1.01	1.00	0.99	1.04
Poland	PLN	4.10	4.15	4.32	3.52
Romania	RON	4.24	4.02	4.22	3.69
Russia	RUB	43.15	41.28	44.04	36.64
Switzerland	CHF	1.48	1.49	1.51	1.58
Tunisia	TND	1.89	1.84	1.88	1.80
Turkey	TRY	2.15	2.15	2.17	1.89
Ukraine	UAH	11.45	10.85	10.85	7.78

Revenue recognition

The Group recognizes revenue when convincing evidence of an arrangement exists, products are shipped to customers, the price of the transaction is fixed and determinable, and payment is reasonably assured. Revenues are recorded net of discounts, such as sales incentives, customer bonuses and rebates granted. Provisions for estimated costs related to product warranty and returns are made at the time the related sale is recorded. Shipping and handling costs are recorded as selling expenses.

Earnings per share

Earnings per share is calculated in accordance with IAS 33 "Earnings per Share". The standard requires the calculation of two key figures, basic and diluted earnings per share. Basic earnings per share is calculated by dividing profit or loss attributable to the shareholders of the Company by the weighted average number of shares outstanding during the financial year. Diluted earnings per share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options. Neither as of December 31, 2009, nor as of December 31, 2008, existed these kind of options.

Research and development costs

Research costs are recognized as expense as incurred. Development costs are capitalized only after the following criteria can be verified and are met cumulatively: it has to be possible among other criteria to use or sell internally generated intangible assets and, additionally, future economic benefits for the Group have to be achieved. Neither as of December 31, 2009, nor as of December 31, 2008, have development costs been capitalized.

Intangible assets including goodwill

Acquired intangible assets which are determined to have a finite useful life including licenses, patents, concessions, trademarks and assets regarding customer relationships are capitalized at cost and amortized on a straight-line basis over their estimated useful lives ranging from 5 to 10 years. Acquired intangible assets which are determined to have an indefinite useful life are not amortized but tested for impairment on an annual basis.

According to IFRS 3 "Business Combinations", goodwill is not amortized but tested for impairment on an annual basis. The recoverability evaluation of goodwill is performed at least annually or when it is evident that an impairment exists. Such impairment test is conducted on the operating segment level. In this context, the value in use of the segment is compared to the carrying amounts of non-current assets, comprising property, plant and equipment and intangible assets including goodwill. A segment's value in use is determined by the present value of the estimated future cash flows before tax in accordance with a discounted cash flow calculation (DCF). The discount rate used is based on weighted average cost of capital (WACC) before tax. If the fair value of the operating segment is less than these carrying amounts, the difference is recognized as an impairment loss.

Neither in 2009 nor in 2008 had goodwill to be amortized as a result of an impairment.

Property, plant and equipment

Property, plant and equipment are recognized at cost less accumulated depreciation. Therefore, depreciation expense is recognized using the straight-line method over the following estimated useful lives:

Buildings	10–50 years
Technical equipment and machines	8–15 years
Other equipment, fixtures and fittings	4–10 years

It is the policy of the Group to capitalize renewal investments and leasehold improvements. Generally, costs resulting in a prolongation of utilization or in an increase in future utilization of assets are capitalized. Current cost of maintenance and repairs is recognized as expense as incurred.

The cost of internally generated assets includes the respective direct costs as well as directly attributable material and manufacturing overhead costs including depreciation.

Leases

The Group is exclusively the lessee in operating lease transactions, recognizing the lease-related payments as expense as incurred.

Impairment of non-current-assets

A recoverability evaluation of non-current assets is performed as soon as events that have occurred and circumstances that have changed indicate that the carrying amount of an asset or a group of assets exceeds its recoverable amount. In such a case, the carrying amount of the asset or the group of assets is compared with the higher of the fair value less costs to sell or its present value of estimated future cash flows. In case that the reasons for an impairment no longer exist, a revaluation has to be conducted.

Investments in associated companies

Material investments in which the Company has a significant influence are accounted for using the equity method. In general, the accounting principles as stated in this section are also applied for investments in associated companies.

Securities

Securities are classified under measurement category "available-for-sale". The fair value is calculated in reference to an active market. The corresponding unrealized profit and loss, if it does not represent a permanent loss, is directly recognized in equity, net of deferred income taxes.

Other financial assets

Other financial assets comprise investments in non-consolidated subsidiaries, other investments, loans to third parties and other financial investments. Investments in non-consolidated subsidiaries and other investments are in fact held as available-for-sale, but in general these investments are recognized at cost, as no active market exists for these investments and the respective fair values cannot be reliably measured within an economically justifiable period of time. In case of an indicated lower fair value, this value is recorded. Loans to third parties are classified under measurement category "Financial assets" measured at cost less accumulated depreciation, whereas non-interest and low-interest-bearing loans are recognized at present value. All remaining other investments are impaired in case of a permanent reduction in value. In case that the reasons for impairment no longer exist, a revaluation has to be conducted.

Deferred taxes

Deferred tax assets and liabilities are accounted for in accordance with IAS 12 "Income Taxes" for all temporary differences between the tax bases of existing assets and liabilities and their value in the financial statements. In this context, those enacted statutory tax rates have to be applied which are applicable in future periods in which these differences will be reversed. Permanent differences are not included in the calculation of deferred taxes. Furthermore, deferred tax assets are recorded for those tax loss carryforwards which can be utilized. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income tax expense in the period of a tax rate change. If the realization of deferred tax assets becomes improbable, a valuation allowance will be recorded.

Inventories

Inventories are valued at the lower of cost or market, with cost determined on an average basis. In order to determine purchase costs of raw materials, manufacturing and operation supplies and goods for resale, a weighted average price method taking into consideration the sales market is applied. Work in process and finished goods are recorded including material, labor and manufacturing overhead costs. Allowances for slow moving and obsolete inventories are recognized considering the storage period and sales situation. Operating supplies and spare parts for technical equipment and machines are valued at cost and adjusted for time-based discounts.

Receivables and other assets

Receivables and other assets are accounted for at par value less bonuses, discounts and allowances and are classified under the measurement category "Financial assets".

Emission rights

In the course of the implementation of the Kyoto Protocol, Directive 2003/87/EC came into force within the European Union as of January 1, 2005. Based on this Directive, the Group is obliged to redeem specified emission rights for carbon dioxide emissions incurred during cartonboard production. These emission rights have been allocated to the Group's respective production sites for the period from January 1, 2008 to December 31, 2012 free of charge.

As IFRIC 3 "Emission Rights" has been withdrawn by the IASB, definite regulations concerning the accounting treatment of emission rights are missing. Therefore these emission rights are recognized in accordance with IAS 38 "Intangible Assets" as intangible assets in "Prepaid expenses and other current assets", measured at cost amounting to zero as the rights have been allocated free of charge. If effective carbon dioxide emissions exceed the number of existing emission rights during the reporting period at the balance sheet date, a provision for these missing emission rights in the amount of their market value has to be accounted for. As of December 31, 2009 and 2008, the Group had sufficient emission rights available.

Accordingly, only expenses from the utilization of acquired emission rights and income from the sale of redundant emission rights are recorded in the income statement.

Cash and cash equivalents

Cash and cash equivalents include cash, checks and short-term deposits at financial institutions. Cash and cash equivalents denominated in foreign currencies are translated into Euro using the exchange rate in effect at the balance sheet date. The cash and cash equivalents defined in this way are the basis for the cash flow statement.

Financial instruments

On the debit side, the Group's financial instruments consist of derivative financial instruments, financial assets comprising cash and cash equivalents, loans, trade receivables including allowances, the position "Prepaid expenses and other current assets" less tax receivables and prepaid expenses (see note 11) as well as available-for-sale financial assets. On the credit side, financial instruments include derivative financial instruments, financial liabilities, comprising interest-bearing financial liabilities, trade liabilities less advances from customers and the position "Deferred income and other current liabilities" less deferred income, tax liabilities and obligations for personnel and social costs (see note 17).

Derivative financial instruments

Derivative financial instruments are recognized in accordance with IAS 39 "Financial Instruments: Recognition and Measurement". According to IAS 39, all derivative financial instruments are recognized at market value as assets or liabilities. The market value corresponds to prices which are determined in active markets for identical assets or liabilities. Profit and loss resulting from changes in the fair value of derivative instruments is either recognized in profit or loss in the income statement or in profit or loss directly recognized in equity, depending on the intended use of the derivative and the compliance with certain requirements. In case of a Fair Value Hedge, the change in fair value is recognized in profit or loss as incurred by compensating the effect on profit or loss with a corresponding measurement of the underlying transaction. In case of a Cash Flow Hedge, the effective portion of the change in fair value is recognized directly in equity. Inefficiencies, classified as a non-complete hedge of the underlying instrument by the derivative instrument, were of insignificant importance to derivative instruments classified as Fair Value Hedge both in 2009 and 2008.

Concentration of financial risks

Financial instruments, which may cause a concentration of financial risks in certain cases, comprise primarily cash and cash equivalents, securities and trade receivables. The Group's trade receivables derive from a broad and diversified group of customers. The financial risk arising from customer bad debt is monitored by ongoing credit rating assessments. Additionally, the Group concludes credit insurance contracts in order to cover certain potentially uncollectible receivables. Furthermore, the Group makes allowances for losses based upon the expected collectible trade receivables.

Other non-current provisions

Defined benefit pension obligations and other benefits related to severance obligations are valued in accordance with IAS 19 "Employee benefits" using the projected unit credit method. The present value of defined benefit obligations is calculated based on the years of service, the anticipated development of the employee's compensation as well as the enacted contractual and statutory pension revaluation requirements. Actuarial gains and losses are recognized in profit or loss in accordance with IAS 19 using the corridor approach. Surpluses from pension funds are recorded in other non-current assets if the economic benefit can be determined with sufficient certainty.

Provisions for anniversary bonuses are accrued for non-current obligations against employees related to the number of years of their service based on collective or plant bargaining agreements.

Provisions for pre-retirement programs are accrued upon conclusion of individual contractual agreements as well as for probable pre-retirement agreements in the future if employees have the right to participate in pre-retirement programs based on plant bargaining agreements or collective agreements.

Other provisions

Other provisions are accounted for in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and IAS 19 "Employee Benefits". A provision is recognized when the Group has a present legal or factual obligation as a result of a past event and its settlement is expected to result in an outflow of resources embodying economic benefits. If material, non-current provisions are discounted using the present value method.

For the calculation of other provisions, particularly for warranty costs and losses from uncompleted contracts, the Group accounts for all cost components which are used for the calculation of inventories.

Provisions for restructuring costs are recognized when a detailed formal plan for the restructuring process has been approved and the management has either started its implementation or its public announcement.

Liabilities

Non-current liabilities including financial liabilities are classified under measurement category "Financial liabilities" and measured at amortized cost unless they are designated as the underlying item in a Fair Value Hedge. Current liabilities are stated at cost, which is the consideration to be paid.

Minority interests

Minority interests represent minority shareholders' investments in Group companies or business units other than Mayr-Melnhof Karton AG. At the date of first-time consolidation, these are recorded as proportionate share of equity in the respective company or business unit and are carried forward considering the share of profit or loss, paid dividends as well as contributions to and returns of capital.

According to IAS 32, minority interests are to be presented as liability in case of interests in partnerships with minority shareholders being entitled to resign or in such cases where the minority shareholder holds a put option for his share, provided these are reliably appraisable. In the consolidated balance sheet, these shares in equity are presented as liabilities under "Deferred income and other current liabilities". In the consolidated income statement, the corresponding profit is presented under "Other financial income - net".

(2) Key assumptions entailing a considerable risk of a change in value

The consolidated financial statements and notes thereto include the following material items for which the determination of their carrying amounts is highly dependent on the underlying assumptions and estimations:

Provisions for pensions and severance payments

The actuarial calculation of pension and severance obligations is based on assumptions about discount rates used, expected return on plan assets, future increases in salaries and life expectancies. Actual outcomes can be different from these assumptions due to changes in the economic environment and market conditions.

Impairment of non-current assets

Goodwill is reviewed for impairment annually. In the course of these impairment reviews, the evaluation of non-current assets is also based on budget assessments of market or company-specific discount rates, expected annual growth rates and foreign exchange rates. The assumptions involved in these calculations may change and cause an impairment loss in future periods.

Provisions for litigations

The outcome of litigations in progress cannot be anticipated with certainty. The Group recognizes adequate provisions if reasonable assessments can be made. The actual outcomes of litigations may differ from these assessments.

Provisions for restructuring costs

The calculation of provisions for restructuring costs is based on assumptions about the termination of contracts, staff redundancies or pension payments. The actual amounts to be considered may deviate from these assumptions.

Realization of deferred tax assets

Deferred taxes are calculated by applying enacted statutory tax rates applicable for future years to temporary differences as well as by evaluating the capacity of future taxable income. Potential tax rate changes or future taxable income which differs from the assumptions may result in the fact that the realization of deferred tax assets becomes improbable and consequently a valuation allowance of the respective assets has to be recorded.

Useful life of non-current assets

Property, plant and equipment, and acquired intangible assets are stated at cost and are amortized on a straight-line basis over their estimated useful lives. The estimation of the useful lives is based on assumptions about wear and tear, aging, technical standards, contract periods and changes in demand. Changes in these factors may cause a reduction of the useful life of the asset. Hence, the carrying amount would be amortized/depreciated over the remaining shorter useful life, resulting in higher annual depreciation/amortization expenses.

(3) Financial risk management

The Group is subject to various financial risks arising from its operating activities and the structure of its financing. These financial risks primarily comprise the credit risk, liquidity risk, currency risk and the risk of interest rate changes. These risks are mitigated using a centralized risk management, which is applied throughout the Group.

The identification, analysis and evaluation of the financial risks as well as the decisions concerning the application of financial instruments in order to manage these risks are taken by the Group's headquarters.

Credit risk

The credit risk represents the risk arising from non-fulfillment of contractual obligations by business partners which may result in losses. The immanent risk of default of business partners resulting from the underlying transaction is widely hedged by credit risk insurance as well as by bank guarantees and letters of credit. The definition criteria to be applied for credit ratings are based on contractual agreements with credit insurance institutions and are stipulated by internal guidelines.

The credit and default risks are continuously monitored, incidental and identifiable risks are provided for by recording appropriate allowances or provisions. For the assessment of the overall risk, existing insurance coverage, possible guarantees and letters of credit are taken into consideration. As a result of the broad and diversified customer base, a concentrated risk of default does not exist.

Liquidity risk

The liquidity risk is referred to as the risk to raise the required funds at any time in order to settle the amounts payable in due course. Based on well-timed liquidity management, sufficient cash and cash equivalents as well as current and non-current credit lines are available to the Group's subsidiaries. Consequently, liquidity risk is categorized as low.

Currency risk

The currency risk represents the risk arising from changes in the value of financial instruments due to fluctuations in exchange rates. This risk especially exists if business transactions are denominated and settled in currencies other than the Euro and these currencies do not correspond with the functional (local) currency of the company. This is particularly the case for business relations to customers and suppliers in British Pound, US Dollar, Swiss Franc, Polish Zloty. Russian Rouble, Turkish Lira and Ukrainian Hryvnia. The respective currency risks are as far as possible reduced by matching business transactions in similar currencies and by price adjustment mechanism in longer-term agreements as well as foreign exchange forward contracts (see note 7).

At December 31, 2009, if the exchange rate of the Euro had strengthened (weakened) 1.0 % against these currencies, the foreign currency exchange result including the performance of foreign exchange forward contracts would have been thous. EUR 125.4 higher (lower).

As of the balance sheet date, the interest-bearing financial liabilities are predominantly denominated in Euro. Therefore, no significant currency risk concerning these liabilities exists.

Interest rate risk

The interest rate risk is referred to as the risk arising from changes in the value of financial instruments due to fluctuations of market interest rates. It comprises the interest-rate related price risk for fixed interest-bearing financial instruments and the settlement risk of variable interest-bearing financial instruments. At December 31, 2009 the Group was predominately financed by fixed interest-bearing financial liabilities.

At December 31, 2009 and December 31, 2008, the Group showed a net liquidity. Therefore, a change in the market interest rate does not represent an interest expense risk.

Derivative financial instruments

The Group mainly applies derivative financial instruments to mitigate the risks from exchange rate and interest rate changes. In this context, the Group uses foreign exchange forward contracts in order to mitigate the effects of current exchange rate fluctuations and interest rate swap agreements in order to mitigate the current market interest rate risk. All counterparties in these transactions are reputable financial institutions with whom the Group conducts business on a regular basis. Accordingly, the Group considers the corresponding risk of default and related losses as being remote.

Fair values

In the consolidated balance sheet, the amounts recorded for trade and other receivables, current liabilities as well as cash and cash equivalents approximate substantially their fair values due to the short-term nature of these items. The amounts recorded for interest-bearing financial liabilities basically correspond to their present values.

(4) Significant changes in the consolidated companies

A) ACQUISITIONS AND FORMATIONS IN 2009

Acquisitions

In December 2009, the division MM Packaging acquired an interest of 100 % in R + S Stanzformen GmbH, located in Frankfurt am Main, Germany, for thous. EUR 2,720.0. The company produces diecutting tools for the production of folding cartons. In this context, an intangible asset for the acquired know-how in the amount of thous. EUR 3,784.1 was recorded.

Formations

In January 2009, the division MM Packaging formed MM Printing and Packaging Tehran Company, Private Joint Stock, located in Tehran, Iran.

B) ACQUISITIONS, DISPOSITIONS AND FORMATIONS IN 2008

Acquisitions

In November 2008, the division MM Packaging acquired an interest of 60.01 % in Superpak Ambalaj sanayi ve ticaret A.S., located in Izmir, Turkey. The company produces folding cartons for the Turkish consumer goods packaging market. Acquisition costs amounted to thous. EUR 6,178.6. Sales and profit before tax for the period since inclusion into the Group and the division amounted to thous. EUR 1,507.0 and thous. EUR 143.3.

Inclusion into the Group and division was effected on November 1, 2008. Fair values of assets and liabilities according to IFRS at this date were presented as follows:

Fair values according to IFRS

(in thousands of EUR)	**Nov. 1, 2008**
Property, plant and equipment	3,955.4
Intangible assets	2,368.4
Other current assets	2,193.7
Cash and cash equivalents	1,457.1
Non-current liabilities	(258.2)
Current liabilities	(1,836.2)
Deferred income taxes	(1,075.3)
Option liability	(3,534.7)
Goodwill	2,908.4
Net assets	**6,178.6**

The remaining goodwill reflects the company's market position on the Turkish packaging market.

Concerning the acquisition of the remaining minority interest of 39.99 %, both the division MM Packaging and the minority shareholder have an irrevocable option at a fixed price being exercisable in January 2011 at the earliest. The put option of the minority shareholder was recorded as option liability.

Until the acquisition date, the company exclusively prepared its financial statements according to local, country-specific accounting principles. Therefore, information on book values according to IFRS at the acquisition date and pro forma information cannot be calculated and presented reliably.

Dispositions

In February 2008, the division MM Karton closed the sale of its 100 % interest in Joh. Spiehs & Co GmbH, located in Vienna, Austria. In March 2008, the division MM Karton sold the majority interest of 63.34 % in "Papyrus" Altpapierservice Handelsgesellschaft m.b.H., located in Vienna, Austria, as well as the indirectly held majority interest of 63.34 % in "Papyrus" Altpapierservice Handelsgesellschaft m.b.H., located in Villach, Austria, and Papyrus Wertstoff Service GmbH, located in Bad Reichenhall, Germany, as well as the majority interest of 94.45 % in PAREK Papierverwertungs Gesellschaft m.b.H., located in Kapfenberg, Austria. The companies concerned operate in the business of recovered paper collection and trade. Herefrom a profit before tax of thous. EUR 19,992.1 was realized.

Formations

In December 2008, the division MM Packaging formed the trading company Al-Ekbal Paper Trading & Logistic Services W.L.L., located in Amman, Jordan.

Shutdown

In the division MM Karton the production activities at the plant Mayr-Melnhof Nikopol A.D., Bulgaria, were ceased. The relevant winding-up expenses, consisting of the impairment of buildings and technical equipment as well as other expenses, amounted to thous. EUR 21,594.8.

In February 2010, after having sold the real estate, the liquidation of the company was resolved.

(5) Development of fixed assets

A) PROPERTY, PLANT AND EQUIPMENT

(in thousands of EUR)	Lands, similar land rights and buildings	Technical equipment and machines	Other equipment, fixtures and fittings	Payments on account and construction in progress	**Property, plant and equipment**
ACQUISITION OR MANUFACTURING COSTS:					
Balance at Jan. 1, 2009	**430,554.1**	**1,314,044.6**	**124,559.0**	**36,409.8**	**1,905,567.5**
Effect of exchange rate changes	(676.7)	(2,885.1)	(130.6)	(566.8)	(4,259.2)
Changes in consolidated companies	0.0	196.4	37.0	0.0	233.4
Additions	6,207.4	19,785.4	5,519.1	28,272.8	59,784.7
Disposals	(8,382.7)	(44,819.4)	(5,348.7)	(1,917.0)	(60,467.8)
Reclassifications	12,803.5	30,921.4	336.6	(44,041.5)	20.0
Balance at Dec. 31, 2009	**440,505.6**	**1,317,243.3**	**124,972.4**	**18,157.3**	**1,900,878.6**
DEPRECIATION/AMORTIZATION:					
Balance at Jan. 1, 2009	**210,453.8**	**1,038,387.8**	**92,032.9**	**15.1**	**1,340,889.6**
Effect of exchange rate changes	128.2	(2,297.6)	(35.3)	0.1	(2,204.6)
Changes in consolidated companies	0.0	0.0	0.0	0.0	0.0
Disposals	(6,350.8)	(44,724.3)	(5,152.9)	(1,869.5)	(58,097.5)
Depreciation/amortization expense for the year[1]	14,909.6	68,908.2	9,611.1	1,900.9	95,329.8
Reclassifications	10.6	128.9	(125.1)	(1.4)	13.0
Balance at Dec. 31, 2009	**219,151.4**	**1,060,403.0**	**96,330.7**	**45.2**	**1,375,930.3**
NET BOOK VALUE:					
Net book value at Dec. 31, 2009	**221,354.2**	**256,840.3**	**28,641.7**	**18,112.1**	**524,948.3**
Net book value at Dec. 31, 2008	**220,100.3**	**275,656.8**	**32,526.1**	**36,394.7**	**564,677.9**

[1] The position includes thous. EUR 14,220.9 of impairment expenses.

With January 1, 2008 Switzerland imposed a mandatory levy on the use of fossil fuels per ton of CO_2 emission. This levy also has to be paid on generating energy for the cartonboard production at our mill in Deisswil, Switzerland.

As of January 1, 2010 the amount to be paid per ton tripled, thus significantly reducing the future recoverable income from using the respective assets, in particular comprising technical equipment, machines and buildings.

Hence, the present value of estimated future cash flows from using the respective assets was determined, implying the higher levy in future, and compared to the preliminary book values per December 31, 2009. The calculated impairment expenses of thous. EUR 14,220.9 was recognized in the income statement of the financial year 2009. The underlying discount rate was at 5.534 %.

The Group held "Investment property" which was sold in 2009. At December 31, 2008, the book value and acquisition costs in this regard amounted to thous. EUR 1,758.9 and thous. EUR 7,251.1, respectively. In 2009, the Group herefrom achieved rental and other income in the amount of thous. EUR 400.1 (2008: thous. EUR 684.2), facing depreciation of thous. EUR 153.9.

B) INTANGIBLE ASSETS INCLUDING GOODWILL

(in thousands of EUR)	Concessions, licenses and similar rights, and payments on account	Goodwill	Other intangible assets	**Intangible assets including goodwill**
ACQUISITION OR MANUFACTURING COSTS:				
Balance at Jan. 1, 2009	**41,790.3**	**61,920.0**	**4,428.1**	**108,138.4**
Effect of exchange rate changes	(11.3)	105.8	(6.0)	88.5
Changes in consolidated companies	13.8	0.0	3,784.1	3,797.9
Additions	1,839.7	0.0	0.0	1,839.7
Disposals	(559.3)	0.0	0.0	(559.3)
Reclassifications	91.4	0.0	0.0	91.4
Balance at Dec. 31, 2009	**43,164.6**	**62,025.8**	**8,206.2**	**113,396.6**
DEPRECIATION/AMORTIZATION:				
Balance at Jan. 1, 2009	**38,910.2**	**9,046.1**	**853.2**	**48,809.5**
Effect of exchange rate changes	(8.4)	1.3	1.9	(5.2)
Changes in consolidated companies	0.0	0.0	0.0	0.0
Disposals	(559.3)	0.0	0.0	(559.3)
Depreciation/amortization expense for the year	1,590.7	0.0	852.3	2,443.0
Reclassifications	17.2	0.0	0.0	17.2
Balance at Dec. 31, 2009	**39,950.4**	**9,047.4**	**1,707.4**	**50,705.2**
NET BOOK VALUE:				
Net book value at Dec. 31, 2009	**3,214.2**	**52,978.4**	**6,498.8**	**62,691.4**
Net book value at Dec. 31, 2008	**2,880.1**	**52,873.9**	**3,574.9**	**59,328.9**

In 2009, the depreciation and amortization expense recorded in "Property, plant and equipment" and "Intangible assets including goodwill" amounted to thous. EUR 83,551.9 (2008: thous. EUR 83,479.6).

(6) Financial assets

A) AVAILABLE-FOR-SALE FINANCIAL ASSETS

At December 31, 2009 and December 31, 2008, the Group exclusively held available-for-sale financial assets. These securities are carried at fair values based on quoted market prices.

Unrealized profit or loss, net of deferred income taxes, is directly recognized in equity in other reserves. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in "Financial income" or "Financial expenses". Realized profit and loss from sale of available-for-sale financial assets are determined using the specific identification method. Declines in value classified to be other than temporary are included in "Financial income" or "Financial expenses".

Securities of the Group are composed as follows:

	Dec. 31, 2009			Dec. 31, 2008		
(in thousands of EUR)	**Costs of acquisition**	**Estimated market value**	**Average effective interest rate**	Costs of acquisition	Estimated market value	Average effective interest rate
Debt securities	254.4	254.4	2.25 %	152,771.2	154,046.2	4.00 %
Debt based funds	2,932.9	2,949.3	13.60 %	2,692.2	2,482.5	-7.26 %
Equity securities	0.0	0.0	0.00 %	118.4	103.1	0.00 %
Total	**3,187.3**	**3,203.7**	**12.70 %**	**155,581.8**	**156,631.8**	**3.82 %**

As of December 31, 2009, securities with estimated fair values of thous. EUR 2,949.3 (December 31, 2008: thous. EUR 2,482.5) have been given as security for provisions for pre-retirement programs within the scope of the respective legal commitments.

In 2009, proceeds from sales of available-for-sale financial assets amounted to thous. EUR 153,011.8 (2008: thous. EUR 3,047.8). The resulting realized profit or loss amounted to thous. EUR 104.7 (2008: thous. EUR 0.0) and thous. EUR 71.4 (2008: thous. EUR 22.6), respectively.

B) OTHER FINANCIAL ASSETS

Other financial assets have developed as follows:

(in thousands of EUR)	Investments in associated companies	Investments in unconsolidated subsidiaries	Other investments	Other loans receivable	Other non-current financial assets	**Total**
ACQUISITION OR MANUFACTURING COSTS:						
Balance at Jan. 1, 2009	**74.5**	**187.1**	**7,159.8**	**1,072.6**	**2,396.4**	**10,890.4**
Effect of exchange rate changes	0.0	0.0	0.0	0.0	0.0	0.0
Changes in consolidated companies	0.0	0.0	0.0	0.0	0.0	0.0
Additions	0.0	29.6	0.0	100.6	178.4	308.6
Disposals	0.0	0.0	(149.7)	(307.1)	(129.8)	(586.6)
Reclassifications	0.0	0.0	0.0	0.0	(0.0)	(0.0)
Balance at Dec. 31, 2009	**74.5**	**216.7**	**7,010.1**	**866.1**	**2,445.0**	**10,612.4**
DEPRECIATION/AMORTIZATION:						
Balance at Jan. 1, 2009	**0.0**	**0.0**	**5,439.1**	**0.0**	**0.0**	**5,439.1**
Effect of exchange rate changes	0.0	0.0	0.0	0.0	0.0	0.0
Changes in consolidated companies	0.0	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	0.0	(149.8)	0.0	0.0	(149.8)
Depreciation/amortization expense for the year	0.0	0.0	0.0	0.0	0.0	0.0
Reclassifications	0.0	0.0	0.0	0.0	0.0	0.0
Balance at Dec. 31, 2009	**0.0**	**0.0**	**5,289.3**	**0.0**	**0.0**	**5,289.3**
NET BOOK VALUE:						
Net book value at Dec. 31, 2009	**74.5**	**216.7**	**1,720.8**	**866.1**	**2,445.0**	**5,323.1**
Net book value at Dec. 31, 2008	**74.5**	**187.1**	**1,720.7**	**1,072.6**	**2,396.4**	**5,451.3**

Detailed information concerning the Group's investments with an ownership percentage of more than 20 % is contained in the table of affiliated and associated companies (see note 26).

As at December 31, 2009, other loans receivable included loans to affiliated companies amounting to thous. EUR 216.5 (December 31, 2008: thous. EUR 309.4).

(7) Financial instruments

A) FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments in accordance with measurement categories consist of:

(in thousands of EUR)	**Dec. 31, 2009**	Dec. 31, 2008
Derivative financial instruments	(567.2)	3,969.5
Financial receivables	544,134.9	379,690.7
Available-for-sale financial assets	3,203.7	156,631.8
Financial liabilities	211,621.5	287,693.6

The amounts on financial instruments presented in the Group's income statement by measurement categories are as follows:

	Year ended Dec. 31, 2009		Year ended Dec. 31, 2008	
(in thousands of EUR)	**Profit/loss**	**Interest**	Profit/loss	Interest
Derivative financial instruments	(3,511.9)		2,754.2	
Financial receivables	(209.5)	4,409.7	594.8	11,629.0
Available-for-sale financial assets	33.3	2,897.2	(22.6)	2,638.1
Financial liabilities		(6,681.4)		(9,618.7)

B) DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are valued at the amounts by which the respective contracts could be settled. The fair value of foreign exchange forward contracts is based on the spot foreign currency rates as of the balance sheet date, adjusted for time-related charges or discounts for the respective remaining term of the contract and compared with the contracted forward rate. Interest rate swap agreements are valued at fair values which are estimated by discounting the anticipated future cash flows.

Foreign exchange forward contracts

Foreign exchange forward contracts are principally used to protect the Group against exchange rate changes of the British Pound, the US Dollar, the Swiss Franc and the Polish Zloty. The changes in fair values of these derivatives are recognized in "Foreign currency exchange rate gains (losses) - net" (see note 21).

Interest rate swaps

The Group has interest rate swap agreements in order to convert fixed rate liabilities into floating rate liabilities. The change in fair value of the liabilities designated as hedged item is effectively offset by the related derivatives, having no net effect on the Group's net profit.

Existing interest rate swap agreements were sold in 2009. Proceeds from this sale are allocated as reduction of interest expenses over the maturity of the liabilities designated as hedged item.

Overview

The following table shows the market values and the nominal values of the derivatives as of the balance sheet dates:

	Dec. 31, 2009		Dec. 31, 2008	
(in thousands of EUR)	**Nominal value**	**Market value**	Nominal value	Market value
Foreign exchange forward contracts	39,510.5	(567.2)	46,336.8	2,669.6
Interest rate swaps	0.0	0.0	90,090.0	1,299.9
Total	**39,510.5**	**(567.2)**	**136,426.8**	**3,969.5**

The derivative financial instruments are recorded in the consolidated balance sheet under "Prepaid expenses and other current assets" in the amount of thous. EUR 41.1 (2008: thous. EUR 4,270.2) and under "Deferred income and other current liabilities" in the amount of thous. EUR 608.3 (2008: thous. EUR 300.7).

(8) Income taxes

The components of profit before tax by tax jurisdictions are as follows:

(in thousands of EUR)	**Year ended Dec. 31, 2009**	Year ended Dec. 31, 2008
Profit before tax:		
Austria	19,487.5	49,278.2
Other countries	112,889.0	88,680.5
Profit before tax	**132,376.5**	**137,958.7**

Income tax expense consists of the following:

(in thousands of EUR)	Austria	Other countries	**Total**
Financial year 2009:			
Current for the period	7,949.7	36,979.1	44,928.8
Current for prior periods	0.0	334.1	334.1
Deferred benefits excluding loss carryforwards	(3,322.7)	(7,129.7)	(10,452.4)
Deferred benefits of operating loss carryforwards	0.0	127.2	127.2
Deferred benefits due to tax rate changes	0.0	56.3	56.3
Income tax expense	**4,627.0**	**30,367.0**	**34,994.0**
Financial year 2008:			
Current for the period	16,225.4	29,687.3	45,912.7
Current for prior periods	146.8	(249.8)	(103.0)
Deferred benefits excluding loss carryforwards	(4,612.0)	(549.5)	(5,161.5)
Deferred benefits of operating loss carryforwards	0.0	526.9	526.9
Deferred benefits due to tax rate changes	0.0	(125.8)	(125.8)
Income tax expense	**11,760.2**	**29,289.1**	**41,049.3**

A reconciliation from the applicable tax rate, which results from the geographical allocation of income in the respective tax jurisdictions of the Group, to the effective tax rate is as follows:

(in %)	**Year ended Dec. 31, 2009**	Year ended Dec. 31, 2008
Applicable tax rate	**27.21 %**	**26.05 %**
Non-taxable expenses (income) - net	0.45 %	0.44 %
Valuation allowance and restructurings	(1.28 %)	3.26 %
Other	0.06 %	0.00 %
Effective tax rate	**26.44 %**	**29.75 %**

The item "Valuation allowance and restructurings" includes improvements in the Group's tax structure, restructurings and the use of tax loss carryforwards, which were regarded as unrealizable in prior periods, and valuation allowances relating to new loss carryforwards.

In the financial statements, deferred tax assets and liabilities are netted out according to maturities as follows:

(in thousands of EUR)	**Dec. 31, 2009**	Dec. 31, 2008
Current deferred tax assets	6,661.3	6,629.1
Non-current deferred tax assets	3,279.7	3,120.0
Current deferred tax liabilities	(734.6)	(1,401.9)
Non-current deferred tax liabilities	(25,500.2)	(34,097.1)
Net deferred tax liability	**(16,293.8)**	**(25,749.9)**

The tax effects of temporary differences and loss carryforwards representing deferred tax assets and liabilities are as follows:

(in thousands of EUR)	Dec. 31, 2009	Dec. 31, 2008
Intangible assets	396.1	1,668.0
Inventories	2,565.3	1,773.2
Benefit plans and other liabilities and charges	8,986.0	7,854.3
Operating loss carryforwards	7,401.0	8,783.8
Other	1,162.1	1,197.4
Gross deferred tax assets	**20,510.5**	**21,276.7**
Valuation allowance	(4,744.6)	(6,274.7)
Net deferred tax assets	**15,765.9**	**15,002.0**
Property, plant and equipment	(11,312.4)	(16,631.7)
Loans receivable, investments and financial assets	(20,327.9)	(23,686.0)
Other	(419.4)	(434.2)
Deferred tax liabilities	**(32,059.7)**	**(40,751.9)**
Net deferred tax liability	**(16,293.8)**	**(25,749.9)**

The Group has corporate and trade tax loss carryforwards available to reduce future taxable income of certain foreign subsidiaries. At December 31, 2009, the Group had corporate tax loss carryforwards of thous. EUR 30,094.1 (December 31, 2008: thous. EUR 49,957.9), which must be utilized within the next one to twelve (December 31, 2008: one to thirteen) years, and thous. EUR 3,180.2 (December 31, 2008: thous. EUR 851.4), which can be utilized over an indefinite period. Additionally, at December 31, 2009, the Group had trade tax loss carryforwards of thous. EUR 733.7 (December 31, 2008: thous. EUR 1,154.3) available in Germany, which can be utilized over an indefinite period.

At December 31, 2009, the Group believed that certain corporate and trade tax loss carryforwards will be utilized and hence recorded a deferred tax asset of thous. EUR 2,677.3 (December 31, 2008: thous. EUR 2,734.2).

In other subsidiaries with operating loss carryforwards, it is more likely that these deferred tax assets will not be realized. Consequently, valuation allowances amounting to thous. EUR 4,723.7 and thous. EUR 6,049.2 have been provided for the respective deferred tax assets at December 31, 2009 and 2008, respectively.

Corporate and trade tax loss carryforwards underlying this allowance amounted to thous. EUR 23,313.5 (December 31, 2008: thous. EUR 40,739.0), from which loss carryforwards in the amount of thous. EUR 3,443.2 (December 31, 2008: thous. EUR 810.8) can be utilized over an indefinite period and loss carryforwards in the amount of thous. EUR 19,870.3 (December 31, 2008: thous. EUR 39,928.2) must be utilized within the next twelve (December 31, 2008: thirteen) years.

In 2009, the Group consumed corporate and trade tax loss carryforwards amounting to thous. EUR 7,150.1 and thous. EUR 0.0 for which a valuation allowance for the deferred tax assets relating to these loss carryforwards was recorded in previous periods. In 2008, the Group used similar corporate and trade tax loss carryforwards amounting to thous. EUR 4,331.9 and thous. EUR 952.7, respectively.

At December 31, 2009 and 2008, no deferred taxes had been provided for the undistributed earnings of the Company's subsidiaries. Under current tax jurisdictions within the Group and existing tax treaties, these earnings can be remitted with little or no additional tax.

(9) Inventories

(in thousands of EUR)	**Dec. 31, 2009**	Dec. 31, 2008
Raw materials, manufacturing and operating supplies	108,935.2	112,487.8
Work in process	17,484.0	18,557.7
Finished goods and goods for resale	100,364.2	97,549.4
Total	**226,783.4**	**228,594.9**
Allowances	(17,385.4)	(15,082.5)
Inventories – net	**209,398.0**	**213,512.4**

In 2009, write-down of inventories recognized as an expense amounted to thous. EUR 8,705.8 (2008: thous. EUR 7,852.8). The reversal of write-down of inventories recognized as income amounted to thous. EUR 229.7 (2008: thous EUR 186.6). The carrying amount of inventories carried at fair value less cost to sell amounted to thous. EUR 15,981.9 (2008: thous. EUR 16,694.1).

A breakdown of cost of materials and purchased services is as follows:

(in thousands of EUR)	**Year ended Dec. 31, 2009**	Year ended Dec. 31, 2008
Cost of materials	872,921.1	963,621.6
Cost of purchased services	15,299.5	18,323.1
Total	**888,220.6**	**981,944.7**

(10) Trade receivables

(in thousands of EUR)	**Dec. 31, 2009**	Dec. 31, 2008
Trade receivables	186,816.3	182,382.2
Allowances	(1,534.9)	(1,326.8)
Trade receivables – net	**185,281.4**	**181,055.4**

At December 31, 2009, trade receivables in the amount of thous. EUR 3,187.1 (December 31, 2008: thous. EUR 2,094.6) were overdue more than 60 days, thereof thous. EUR 1,664.8 (December 31, 2008: thous. EUR 1,114.4) have been impaired.

Allowances for trade receivables developed as follows:

(in thousands of EUR)	**2009**	2008
Allowances at the beginning of the year	**1,326.8**	**1,926.5**
Effect of exchange rate changes	(1.4)	(33.2)
Changes in consolidated companies	0.0	28.3
Utilization	(436.6)	(615.4)
Reversal	(105.0)	(326.1)
Increase	751.1	346.7
Allowances at the end of the year	**1,534.9**	**1,326.8**

(11) Prepaid expenses and other current assets

Prepaid expenses and other current assets are as follows:

(in thousands of EUR)	**Dec. 31, 2009**	Dec. 31, 2008
Value-added tax receivables	11,599.8	11,543.0
Other tax receivables	5,796.8	5,332.5
Other receivables and other assets	4,776.8	12,046.5
Prepaid expenses	3,483.6	3,683.4
Prepaid expenses and other current assets	**25,657.0**	**32,605.4**

(12) Equity

A) SHARE CAPITAL/ADDITIONAL PAID-IN CAPITAL/TREASURY SHARES

The share capital of the Company amounts to thous. EUR 88,000.0 and comprises 22 million approved and issued no-par value shares.

Additional paid-in capital mainly derives from the share premium raised at the capital increase in the course of the initial public offer in 1994 and the cancelation of treasury shares, less the increase of the share capital by conversion of additional paid-in capital in 2008.

The 14th Ordinary Shareholders' Meeting of May 7, 2008 authorized the Management Board to repurchase treasury shares on and outside the stock exchange up to and including November 7, 2010 and at the same time revoked the authorization granted in the previous year for the period from April 25, 2007 to October 25, 2008.

In 2009 the Company repurchased 154,892 treasury shares for thous. EUR 9,533.0 and in 2008 739,043 treasury shares for thous. EUR 43,408.6 including fees.

At December 31, 2009, the details of the Group's treasury shares were as follows:

Number of shares acquired	Share of share capital (in thousands of EUR)	Share of share capital (in %)
895.260	3.581,0	4,0694 %

Treasury shares are accounted for under the cost method and reported as a deduction from total equity (see "Consolidated Statements of Changes in Equity").

B) RETAINED EARNINGS/DIVIDEND

Retained earnings comprise accumulated results from prior years.

Under Austrian Corporate Law the amount of dividend available for distribution to shareholders is based upon the unappropriated retained earnings of Mayr-Melnhof Karton AG, determined in accordance with the Austrian Commercial Code. At December 31, 2009, the distributable unappropriated retained earnings amounted to thous. EUR 50,000.0 (December 31, 2008: thous. EUR 70,000.0).

(in thousands of EUR)	**2009**	2008
Unappropriated retained earnings at Jan. 1	**70,000.0**	**61,918.6**
Net profit of the Company for the year ended Dec. 31	118,392.2	74,077.8
Changes in reserves	(102,259.2)	(29,014.1)
Dividend paid	(36,133.0)	(36,982.3)
Unappropriated retained earnings at Dec. 31	**50,000.0**	**70,000.0**

For the year ended December 31, 2009, the Management Board of the Company has proposed a dividend of EUR 1.70 (December 31, 2008: EUR 1.70) per voting share, as of the balance sheet date amounting to thous. EUR 35,878.1 (December 31, 2008: thous. EUR 36,141.4).

C) PROFIT AND LOSS DIRECTLY RECOGNIZED IN EQUITY, NET OF TAX

The other reserves comprise the following changes directly recognized in equity: differences from foreign currency translation and unrealized profit and loss from fair value changes of securities, after considering deferred income taxes.

A summary of components of profit and loss directly recognized in equity for the years ended December 31, 2009 and 2008, includes the following tax components:

	Year ended Dec. 31, 2009			Year ended Dec. 31, 2008		
(in thousands of EUR)	Pretax	Income tax	**Net**	Pretax	Income tax	Net
Available-for-sale financial assets	(1,043.2)	258.5	(784.7)	1,099.0	(272.8)	826.2
Foreign currency translations	2,081.3	0.0	2,081.3	(29,966.5)	0.0	(29,966.5)
Total	**1,038.1**	**258.5**	**1,296.6**	**(28,867.5)**	**(272.8)**	**(29,140.3)**

D) CAPITAL MANAGEMENT

The capital invested comprises the Group's total equity and interest-bearing financial liabilities less liquid assets. At December 31, 2009 and 2008 the Group held a net liquidity.

Capital management is designed to ensure a sound equity ratio that is adequate for the long-term economic development of the Group considering a continued dividend policy and shareholders' capital activities.

As of December 31, 2009 and 2008, total equity and total assets were as follows:

(in thousands of EUR)	**Dec. 31, 2009**	Dec. 31, 2008
Total equity	964,345.4	913,650.7
Total assets	1,391,830.2	1,425,919.9
Total equity to total assets	69.3 %	64.1 %

Capital management's aims are unchanged in comparison to last year. The Company meets the legal and statutory minimum capital requirements.

(13) Financial liabilities

A) INTEREST-BEARING FINANCIAL LIABILITIES

At December 31, 2009, the Group had current interest-bearing credit lines available in the amount of thous. EUR 10,719.3 (December 31, 2008: thous. EUR 21,503.6), of which thous. EUR 5,644.1 (December 31, 2008: thous. EUR 3,541.3) were outstanding as of the balance sheet date. At December 31, 2009, the weighted average interest rate of these current credit lines, essentially used by Eastern European companies, was at 9.937 % (December 31, 2008: 17.547 %). These credit line facilities are subject to normal banking terms and conditions.

At December 31, 2009 and December 31, 2008, non-current interest-bearing financial liabilities exclusively comprised bank liabilities. A summary of these non-current financial liabilities at current interest rates is as follows:

(in thousands of EUR)	**Dec. 31, 2009**	Dec. 31, 2008
0,490 % EUR bank loan due 2011	18,689.7	18,599.3
2,494 % EUR bank loan due 2012	15,000.0	20,000.0
0,660 % EUR bank loan due 2010	14,124.0	14,164.1
0,300 % EUR bank loan due 2011	7,331.2	7,316.6
0,450 % EUR bank loan due 2011	7,017.2	7,001.4
Other	19.6	86,412.6
Non-current financial liabilities	**62,181.7**	**153,494.0**

At December 31, 2009, the weighted average interest rate for these non-current financial liabilities was 0.985 % (December 31, 2008: 4.702 %).

Aggregate amounts of current and non-current interest-bearing financial liabilities maturing in each of the next five years and thereafter, beginning from the balance sheet dates December 31, 2009 and December 31, 2008, are as follows:

	Dec. 31, 2009		
	Interest-bearing financial liabilities		
(in thousands of EUR)	Current	Non-current	**Total**
Maturity:			
2010	5,644.1	19,124.0	24,768.1
2011		38,039.2	38,039.2
2012		5,001.1	5,001.1
Thereafter		17.4	17.4
Total	**5,644.1**	**62,181.7**	**67,825.8**

	Dec. 31, 2008		
	Interest-bearing financial liabilities		
(in thousands of EUR)	Current	Non-current	Total
Maturity:			
2009	3,541.3	81,732.8	85,274.1
2010		19,917.5	19,917.5
2011		45,825.1	45,825.1
2012		6,001.1	6,001.1
Thereafter		17.5	17.5
Total	**3,541.3**	**153,494.0**	**157,035.3**

The Group had current revolving bank liabilities available amounting to thous. EUR 38,050.5. These liabilities are classified as non-current liabilities as the Group has the intent and ability to use this funding on a non-current basis.

In 2009 these bank liabilities were paid back. Reusing is possible at any time. At December 31, 2008 these liabilities were included in the non-current interest-bearing financial liabilities under "Maturity 2009".

At December 31, 2009, the Group had unused financing arrangements available in the amount of thous. EUR 250,000.0 (December 31, 2008: thous. EUR 100,000.0).

B) LEASE LIABILITIES

At the balance sheet dates, the future minimum lease payments under non-redeemable lease obligations were as follows, due in the following years ending December 31:

(in thousands of EUR)	**Dec. 31, 2009**	Dec. 31, 2008
2010 (2009)	10,076.1	10,200.8
2011 (2010)	9,032.8	9,264.4
2012 (2011)	8,474.5	8,628.1
2013 (2012)	7,640.8	8,330.6
2014 (2013)	6,395.2	8,215.4
Thereafter	17,967.7	19,184.4
Total minimum lease payments	**59,587.1**	**63,823.7**

Expenses relating to operating lease agreements amounted to thous. EUR 10,652.5 and thous. EUR 10,413.1 for the years ended December 31, 2009 and 2008, respectively.

(14) Provisions for other non-current liabilities and charges

A) DEVELOPMENT OF PROVISIONS FOR OTHER NON-CURRENT LIABILITIES AND CHARGES

In 2009, the provisions for other non-current liabilities and charges developed as follows:

(in thousands of EUR)	Pensions	Severance	Anniversary bonuses	Pre-retirement programs	Other	**Total**
Balance at Jan. 1, 2009	**46,527.1**	**16,091.2**	**6,946.4**	**5,456.9**	**1,461.3**	**76,482.9**
Effect of exchange rate changes	81.5	0.7	(0.9)	0.0	(2.4)	78.9
Changes in consolidated companies	333.8	0.0	17.6	9.9	0.0	361.3
Utilization	(4,887.6)	(1,850.3)	(584.6)	(1,068.8)	(523.9)	(8,915.2)
Reversal	(147.7)	0.0	(209.4)	(27.1)	(14.8)	(399.0)
Increase	4,060.5	1,945.3	653.1	1,558.0	84.0	8,300.9
Balance at Dec. 31, 2009	**45,967.6**	**16,186.9**	**6,822.2**	**5,928.9**	**1,004.2**	**75,909.8**

In particular, the position "Other" includes the part of provisions for benefits due to the termination of employment which will be due after one year.

B) PROVISIONS FOR PENSIONS AND SEVERANCE PAYMENTS

The majority of the Group's employees is covered by government-sponsored pension and welfare programs whereas the Group makes periodic payments to various government agencies, which are expensed as incurred. In addition, the Group provides to certain employees additional retirement benefits through the sponsorship of defined contribution and defined benefit plans. The benefits provided by the Group depend on the legal, fiscal and economic circumstances of each particular country and are primarily based on the length of service and the employee's compensation. The Group holds pension benefit plans in the United Kingdom and Switzerland.

Under the defined contribution plans, the Group makes fixed payments to external pension funds. Once the contributions are made, the Group does not incur any further payment obligations towards the employees. These periodical contribution payments are recognized as part of the annual pension costs and amounted to thous. EUR 3,037.7 in 2009 (2008: thous. EUR 2,996.0).

Furthermore, in some countries the Group is obligated to make severance payments upon retirement and partly also in case of termination due to legal or contractual regulations. These obligations are dependent on the length of service and the compensation of the employee.

Defined benefit pension and other benefit plans are assessed and recognized according to the internationally common projected unit credit method by applying IAS 19. Under this method, the actuarial calculation of the future obligations is based on the proportionate obligations as of the balance sheet date.

Actuarial gains and losses, which result from changes in the number of plan participants and from differences between actual trends and estimates that are the basis for calculation, are recognized in profit or loss using the corridor method in accordance with IAS 19. Thus, actuarial gains and losses are recognized as income or expense over the expected remaining working life of the employee only if the amount exceeds either 10 % of the defined benefit obligation or 10 % of the plan assets as of the valuation date.

The calculation of pension and other benefit obligations is based on the following actuarial assumptions:

	Dec. 31, 2009		Dec. 31, 2008	
(in %)	**Pensions**	**Severance**	Pensions	Severance
Discount rate	4.4 %	5.4 %	4.9 %	5.9 %
Expected return on plan assets	3.6 %	-	3.8 %	-
Rate of compensation increase	1.5 %	2.6 %	1.5 %	2.6 %

Assumptions regarding the expected rate of return are based upon both actually realized non-current portfolio returns and forecasts on the development of all categories of securities included in these portfolios.

The components of net periodic benefit costs are as follows:

	Year ended Dec. 31, 2009		Year ended Dec. 31, 2008	
(in thousands of EUR)	**Pensions**	**Severance**	Pensions	Severance
Service cost	1,293.7	941.2	1,467.5	1,003.0
Interest cost	6,096.3	973.5	6,001.4	885.0
Expected return on plan assets	(3,745.6)	0.0	(4,813.7)	0.0
Actuarial gains and losses – net	1,909.7	3.7	9,178.1	40.3
Effects due to plan changes	0.0	26.9	(2,607.8)	65.6
Effects due to off-balance sheet surplus	(1,641.3)	0.0	(7,657.8)	0.0
Net periodic benefit cost	**3,912.8**	**1,945.3**	**1,567.7**	**1,993.9**

The defined benefit obligation and plan assets have developed as follows:

(in thousands of EUR)	**2009** Pensions	Severance	2008 Pensions	Severance
Defined benefit obligation at the beginning of the year	**127,237.5**	**17,020.3**	**171,680.0**	**18,685.8**
Effect of exchange rate changes	1,504.4	(0.1)	254.2	(52.0)
Changes in consolidated companies	333.8	0.0	0.0	(294.1)
Service cost	1,293.7	941.2	1,467.5	1,003.0
Interest cost	6,096.3	973.5	6,001.4	885.0
Plan participants contributions	814.8	0.0	714.7	0.0
Actuarial gains and losses – net	6,895.0	250.0	(9,702.2)	(1,209.0)
Benefit payments	(7,324.6)	(1,850.3)	(6,614.0)	(1,940.3)
Transfers	(287.4)	0.0	(470.7)	0.0
Effects due to plan changes	0.0	22.8	(36,093.4)	(58.1)
Defined benefit obligation at the end of the year	**136,563.5**	**17,357.4**	**127,237.5**	**17,020.3**

(in thousands of EUR)	**2009** Pensions	Severance	2008 Pensions	Severance
Fair value of plan assets at the beginning of the year	**98,492.4**	**0.0**	**134,780.8**	**0.0**
Effect of exchange rate changes	1,345.3	0.0	2,608.0	0.0
Expected return on plan assets	3,745.6	0.0	4,813.7	0.0
Actuarial gains and losses – net	(204.9)	0.0	(11,430.7)	0.0
Employer contributions	2,379.1	0.0	2,235.0	0.0
Plan participants contributions	814.8	0.0	714.7	0.0
Benefit payments	(4,816.1)	0.0	(4,166.1)	0.0
Transfers	(287.4)	0.0	(470.7)	0.0
Effects due to plan changes	0.0	0.0	(30,592.3)	0.0
Fair value of plan assets at the end of the year	**101,468.8**	**0.0**	**98,492.4**	**0.0**

In 2008 the defined pension benefit plan in the Netherlands was changed to a defined contribution plan by an agreement between employees and employer. The primary defined pension benefit plan was ceased. Therefor the obligation of the Group is limited to yearly contributions.

The impacts of this change are recognized in the net periodic pension cost and the development of the defined benefit obligation and the fair value of plan assets under "Effects due to plan changes".

The structure of plan assets as at the balance sheet dates December 31, 2009 and December 31, 2008, is as follows:

(in %)	Dec. 31, 2009	Dec. 31, 2008
Equity securities	4.0 %	2.0 %
Debt securities	35.0 %	25.0 %
Real estate	20.0 %	21.0 %
Money market investments, bank deposits	31.0 %	43.0 %
Liability insurance	10.0 %	9.0 %

The employers' contributions to plan assets for the year 2010 are expected to amount to thous. EUR 2,171.4.

The net liability from pension and severance obligations, and the reconciliation to the net liability recognized are as follows:

	Dec. 31, 2009		Dec. 31, 2008	
(in thousands of EUR)	Pensions	Severance	Pensions	Severance
Defined benefit obligation	**136,563.5**	**17,357.4**	**127,237.5**	**17,020.3**
Thereof obligations not covered by funds	25,926.1	17,357.4	24,277.0	17,020.3
Thereof obligations covered by funds	110,637.1	0.0	102,960.5	0.0
Fair value of plan assets	**101,468.8**	**0.0**	**98,492.4**	**0.0**
Net liability	**35,094.7**	**17,357.4**	**28,745.1**	**17,020.3**
Unrecognized actuarial gains and losses – net	251.6	(1,170.5)	5,506.5	(929.1)
Not recognized as asset	10,621.3	0.0	12,275.5	0.0
Net liability recognized	**45,967.6**	**16,186.9**	**46,527.1**	**16,091.2**
Thereof provisions for other non-current liabilities and charges	45,967.6	16,186.9	46,527.1	16,091.2

In the years 2005 to 2009, defined benefit obligations, fair value of plan assets, net liability and actuarial gains and losses, based upon deviations between the underlying assumptions and actual trends, were as follows:

(in thousands of EUR)	**2009**	2008	2007	2006	2005
Pensions:					
Defined benefit obligation	136,563.5	127,237.5	171,680.0	185,016.5	193,061.1
Adjustment in defined benefit obligation[1]	1,231.4	1,805.0	(18.3)	2,712.1	(855.2)
Fair value of plan assets	101,468.8	98,492.4	134,780.8	141,064.1	142,099.0
Adjustment in fair value of plan assets[1]	(205.0)	(11,430.7)	(4,866.2)	(1,415.6)	4,903.6
Net liability	35,094.7	28,745.1	36,899.2	43,952.4	50,962.1

[1] Gain/(loss)

(in thousands of EUR)	**2009**	2008	2007	2006	2005
Severance:					
Defined benefit obligation	17,357.4	17,020.3	18,685.8	19,865.6	20,196.3
Adjustment in defined benefit obligation[1]	639.5	(295.8)	22.5	(55.5)	(826.3)
Net liability	17,357.4	17,020.3	18,685.8	19,865.6	20,196.3

[1] Gain/(loss)

(15) Liabilities and provisions for income taxes

(in thousands of EUR)	**Dec. 31, 2009**	Dec. 31, 2008
Provisions for income taxes	8,691.0	13,602.8
Income tax liabilities	3,081.7	1,665.8
Liabilities and provisions for income taxes	**11,772.7**	**15,268.6**

(16) Trade liabilities

(in thousands of EUR)	**Dec. 31, 2009**	Dec. 31, 2008
Trade liabilities	127,785.0	111,387.0
Advances from customers	1,326.9	1,751.8
Trade liabilities	**129,111.9**	**113,138.8**

(17) Deferred income and other current liabilities

(in thousands of EUR)	**Dec. 31, 2009**	Dec. 31, 2008
Obligations for personnel and social costs	11,747.5	11,799.3
Other tax liabilities	8,631.5	9,343.2
Deferred income	2,124.5	2,334.8
Other liabilities	16,619.0	19,572.0
Deferred income and other current liabilities	**39,122.5**	**43,049.3**

(18) Provisions for other current liabilities and charges

In 2009, the provisions for other current liabilities and charges developed as follows:

(in thousands of EUR)	Personnel	Procurement	Customer rebates and bonuses	Sales	Other	**Total**
Balance at Jan. 1, 2009	**25,701.8**	**19,819.1**	**12,221.8**	**3,121.5**	**10,931.1**	**71,795.3**
Effect of exchange rate changes	117.4	43.4	20.1	(1.0)	59.3	239.2
Changes in consolidated companies	170.3	12.0	0.0	0.0	26.9	209.2
Utilization	(19,835.1)	(17,246.0)	(9,474.3)	(2,398.0)	(4,787.2)	(53,740.6)
Reversal	(712.2)	(1,020.7)	(900.3)	(52.3)	(273.9)	(2,959.4)
Increase	25,136.7	18,429.0	9,802.9	2,513.5	6,081.5	61,963.6
Balance at Dec. 31, 2009	**30,578.9**	**20,036.8**	**11,670.2**	**3,183.7**	**12,037.7**	**77,507.3**

In particular, provisions for personnel comprise payroll obligations, social security charges, premiums and bonuses, provisions for unused vacations as well as the part of provisions for benefits due to the termination of employment which will be due within one year.

Provisions for procurement are related to obligations for the delivery of products or services already supplied or rendered, but not yet invoiced.

Provisions for premiums and bonuses to customers include premium and bonus claims of customers calculated on the basis of the underlying customer arrangements.

Sales-related provisions concern product guarantee agreements and warranty costs, re-consignments, losses from uncompleted contracts and provisions related to sales staff commissions.

The position "Other" primarily contains provisions for litigation, legal advice, audit and consulting as well as obligations for other taxes and environmental matters.

(19) Other operating income

(in thousands of EUR)	**Year ended Dec. 31, 2009**	Year ended Dec. 31, 2008
Gains and losses from disposal of property, plant and equipment, and intangible assets – net	1,539.1	890.5
Insurance claims	5,184.4	2,320.2
Rental income	1,266.0	1,242.0
Other income – net	10,432.0	7,193.7
Other operating income	**18,421.5**	**11,646.4**

(20) Other operating expenses

(in thousands of EUR)	**Year ended Dec. 31, 2009**	Year ended Dec. 31, 2008
Depreciation and amortization	0.0	(653.4)
Other expenses	(319.8)	(746.8)
Other operating expenses	**(319.8)**	**(1,400.2)**

(21) Other income (expenses) – net

(in thousands of EUR)	**Year ended Dec. 31, 2009**	Year ended Dec. 31, 2008
Foreign currency exchange rate gains (losses) – net	(4,122.2)	(3,126.1)
Other financial income – net	(1,733.2)	(873.5)
Other income (expenses) – net	**(5,855.4)**	**(3,999.6)**

(22) Commitments and contingent liabilities

Commitments from legal proceedings and similar claims

The Group is subject to various claims and legal proceedings that arise in the ordinary course of business. Based on all of the facts available to the Management, the Group believes that the ultimate resolution of these claims and legal proceedings will not likely have a material adverse effect on the financial position or the results of its operations, although no assurances can be given with respect to the outcome of such claims or litigation.

Commitments from environmental matters

The Group is also subject to various environmental legislations and regulations in the countries in which it operates. Expenditures for environmental matters which relate to existing conditions caused by past operations and have no significant future benefit are expensed as incurred. The Group records an accrual for environmental matters when an expense is probable and can be reasonably estimated. Costs of assessment and remediation of environmental matters to be accrued are based on estimates by the Management. It is possible that the final assessment of some of these matters may require the Group to make expenditures in excess of the amounts currently provided. However, the Management believes that such additional amounts will not have a material effect on the Group's financial position or results of operations.

Expenses related to environmental matters were not material for the years ended December 31, 2009 and 2008.

Commitments and contingent liabilities

Commitments and contingencies contain guarantees with contractual values amounting to thous. EUR 144.9 (December 31, 2008: thous. EUR 144.8).

At December 31, 2009, purchase obligations for fixed assets regarding planned capital expenditures maturing within one year amounted to thous. EUR 16,855.8 (December 31, 2008: thous. EUR 16,556.4).

Concerning the minority interests of 49.95 % in MM Polygrafoformlenie Limited, Cyprus, the minority shareholder holds a put option which was exercisable in May 2008 at the earliest.

The minority shareholder of TEC MMP SARL has exercised the put option concerning the 49 %-interest. Regarding the determination of the transaction price an arbitration is pending. The Group does not expect liabilities that are higher than the minority interest shown in the balance sheet as of December 31, 2009 from this case.

(23) Subsequent events

On January 25, 2010 Mayr-Melnhof Karton AG informed that its holding of own shares now amounted to 2,015,260 shares or 9.16 % of the shares outstanding, thus surpassing the reportable threshold of 5 % of voting rights.

(24) Segment reporting information

Mayr-Melnhof Karton AG and its subsidiaries operate in two operating areas (production of cartonboard and production of folding cartons). The Group is organized in line with these two operating areas and is controlled by financial information generated thereon. Hence, the segments reported are congruent with these two operating areas:

MM Karton: This division manufactures and markets numerous grades of cartonboard, concentrating particularly on coated cartonboard primarily from recycled fiber.

MM Packaging: This division converts cartonboard into printed folding cartons purchased by customers in a variety of industries including food and other consumer goods (e.g. cereals, dried foods, sugar, confectionary and baked goods, cosmetics and toiletries, detergents, domestic appliances, toys, cigarette packaging and high-grade confectionary packaging).

Data of the management information system, on which the segment reporting is based, are in accordance with the accounting and recognition principles applied to the consolidated financial statements. Therefore reconciliation is not necessary. The Group measures the performance of its operating segments through the assessment of "Operating profit".

Intersegment sales are carried out on an arm's length basis.

Revenues are allocated based on the shipment destination countries of finished goods, whereas long-lived assets are allocated according to the location of the respective units.

Capital expenditures and depreciation/amortization relate to property, plant and equipment and intangible assets including goodwill (see note 5).

The "Impairment expenses" in 2009 (see note 5) as well as the "Gains from disposal of businesses" and the "Result from wound-up activities" in 2008 (see note 4) relate to MM Karton.

The segment reporting information concerning the Group's operating segments can be illustrated as follows:

(in thousands of EUR)	2009			
	MM Karton	MM Packaging	Eliminations	**Consolidated**
Sales to external customers	651,070.5	950,416.9	0.0	1,601,487.4
Intersegment sales	115,008.3	1,526.1	(116,534.4)	0.0
Total sales	**766,078.8**	**951,943.0**	**(116,534.4)**	**1,601,487.4**
Operating profit	51,522.5	98,427.1	0.0	149,949.6
Financial income	6,803.1	816.2	(482.8)	7,136.5
Financial expenses	(1,761.7)	(3,354.4)	482.8	(4,633.3)
Profit before tax	42,812.0	89,564.5	0.0	132,376.5
Income tax expense	(11,164.5)	(23,829.5)	0.0	(34,994.0)
Profit for the year	31,647.5	65,735.0	0.0	97,382.5
Capital expenditures	33,244.4	28,380.0	0.0	61,624.4
Depreciation and amortization	(57,515.4)	(40,257.4)	0.0	(97,772.8)
Segment assets	806,829.2	656,933.2	(71,932.2)	1,391,830.2
Segment liabilities	230,684.0	268,733.0	(71,932.2)	427,484.8
Employees per segment as of December 31	2,527	5,585		8,112

(in thousands of EUR)	2008			
	MM Karton	MM Packaging	Eliminations	Consolidated
Sales to external customers	743,711.9	987,482.2	0.0	1,731,194.1
Intersegment sales	133,028.3	2,535.8	(135,564.1)	0.0
Total sales	**876,740.2**	**990,018.0**	**(135,564.1)**	**1,731,194.1**
Operating profit	39,121.8	97,818.7	0.0	136,940.5
Financial income	14,238.2	1,843.4	(1,367.4)	14,714.2
Financial expenses	(2,446.3)	(7,014.8)	1,367.4	(8,093.7)
Profit before tax	50,394.5	87,564.2	0.0	137,958.7
Income tax expense	(18,761.8)	(22,287.5)	0.0	(41,049.3)
Profit for the year	31,632.7	65,276.7	0.0	96,909.4
Capital expenditures	41,485.0	55,206.9	0.0	96,691.9
Depreciation and amortization	(41,768.1)	(41,711.5)	0.0	(83,479.6)
Segment assets	840,199.1	657,233.3	(71,512.5)	1,425,919.9
Segment liabilities	274,272.6	309,509.1	(71,512.5)	512,269.2
Employees per segment as of December 31	2,559	5,681		8,240

The following is a country-by-country breakdown of net sales based upon shipment destination as well as a summary of non-current assets and capital expenditures based upon location:

	2009			2008		
(in thousands of EUR)	**Net sales**	**Non-current assets**	**Capital expenditures**	Net sales	Non-current assets	Capital expenditures
Austria	79,795.5	83,117.6	14,806.7	83,005.3	84,766.0	17,368.7
Germany	421,176.9	242,167.7	24,358.7	446,460.3	247,641.7	39,583.9
United Kingdom	185,397.8	9,920.8	3,287.1	196,563.9	7,998.7	324.7
France	129,036.5	12,693.0	666.5	133,455.6	13,488.3	1,581.9
Other Western European countries	293,141.6	47,801.3	3,277.5	314,946.6	70,740.9	8,941.3
Eastern European countries	367,834.3	177,004.4	12,100.5	418,160.4	185,991.9	28,444.0
Asia	56,415.9	0.0	0.0	66,373.5	0.0	0.0
Other	68,688.9	14,934.9	3,127.4	72,228.5	13,379.3	447.4
Consolidated total	**1,601,487.4**	**587,639.7**	**61,624.4**	**1,731,194.1**	**624,006.8**	**96,691.9**

Non-current assets and capital expenditures comprise property, plant and equipment and intangible assets including goodwill (see note 5).

(25) Disclosure on transactions with related parties

In the financial year 2009 sales with related companies in terms of transportation services of thous. EUR 349.4 (2008: thous EUR 484.2) were achieved. Raw materials for the production of cartonboard amounting to thous. EUR 3,311.3 were purchased from related companies in 2009 (2008: thous. EUR 3,743.2).

At December 31, 2009, trade accounts receivable from related companies amounted to thous. EUR 64.9 (December 31, 2008: thous. EUR 35.6), and trade liabilities from related companies amounted to thous. EUR 428.0 (December 31, 2008: thous. EUR 299.6).

Transactions with these companies are carried out on an arm's length basis.

(26) Supplementary disclosures to the notes in accordance with section 245a of the Austrian Commercial Code

A) ADDITIONAL DISCLOSURES TO THE NOTES

Additional disclosures related to the application of the costs-of-goods-sold method

A breakdown of personnel expenses is as follows:

(in thousands of EUR)	**Year ended Dec. 31, 2009**	Year ended Dec. 31, 2008
Gross wages	162,248.6	165,971.1
Gross salaries	97,748.5	95,613.1
Severance expense	5,953.1	2,725.4
Pension expense	7,109.8	4,257.3
Expenses for statutory social security as well as payroll-related taxes and other contributions	52,044.0	53,634.6
Other welfare expenses	4,917.9	5,130.7
Total	**330,021.9**	**327,332.2**

Other information

The average number of employees is as follows:

(Number of persons)	**Year ended Dec. 31, 2009**	Year ended Dec. 31, 2008
Factory workers	6,163	6,294
Office staff	2,013	2,046
Total	**8,176**	**8,340**

The remuneration of the members of the Management Board is as follows:

(in thousands of EUR)	**Year ended Dec. 31, 2009**	Year ended Dec. 31, 2008
Base salary	1,499.0	1,368.7
Variable compensation	2,221.4	2,367.9
Total	**3,720.4**	**3,736.6**

The remuneration of the members of the Supervisory Board for the financial year 2009 amounted to thous. EUR 202.5 (2008: thous. EUR 167.1).

Concerning the remuneration of former members of the Management and Supervisory Boards, the clause on non-disclosure these remunerations by referring to the section of 241 paragraph 4 in conjunction with 266 figure 7 last sentence of the Austrian Commercial Code was applied.

The 15th Ordinary Shareholders' Meeting on April 29, 2009 appointed unitreu Wirtschaftsprüfungs- und Steuerberatungs GmbH to audit the consolidated and annual financial statements of Mayr-Melnhof Karton AG. Furthermore, unitreu Wirtschaftsprüfungs- und Steuerberatungs GmbH audits the annual financial statements of the Austrian subsidiaries.

In 2009, expenses for services rendered by unitreu Wirtschaftsprüfungs- und Steuerberatungs GmbH amounted to thous. EUR 401.3, thereof thous. EUR 313.2 related to audit and thous. EUR 88.1 to tax advisory and other services.

B) TABLE OF AFFILIATED AND ASSOCIATED COMPANIES

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
Mayr-Melnhof Karton Aktiengesellschaft	Vienna	AUT	Holding/Consulting	EUR	88,000	-	FC[1]
MM KARTON							
Baiersbronn Frischfaser Karton GmbH	Baiersbronn	DEU	Cartonboard production	EUR	2,050	100.00 %	FC[1]
CartPrint Insurance AG	Vaduz	LIE	Insurance company	EUR	3,000	100.00 %	FC[1]
Colthrop Board Mill Limited	Lincolnshire	GBR	Owning company	GBP	7,000	100.00 %	FC[1]
CP (CartPrint) International Trading AG	Stettlen	CHE	Sourcing	CHF	50	100.00 %	FC[1]
FS-Karton GmbH	Baiersbronn	DEU	Cartonboard production	EUR	51,641	100.00 %	FC[1]
Hermann Schött GmbH Offsetdruckerei	Baiersbronn	DEU	Owning company	EUR	2,733	100.00 %	FC[1]
Industriewater Eerbeek B.V.	Eerbeek	NLD	Waste water purification	EUR	143	37.50 %	EC[2]
Karton Deisswil AG	Stettlen	CHE	Cartonboard production	CHF	6,000	100.00 %	FC[1]
Kolicevo Karton Proizvodnja kartona, d.o.o.	Domzale	SVN	Cartonboard production	EUR	12,828	100.00 %	FC[1]
Lokalbahn Payerbach-Hirschwang Gesellschaft m.b.H.	Reichenau an der Rax	AUT	Railway transport	ATS	2,500	100.00 %	NC[3]
Management Transport & Logistik GmbH	Frohnleiten	AUT	Logistics company	EUR	37	70.00 %	FC[1]
Mayr-Melnhof Cartonboard International GmbH	Vienna	AUT	Holding company	EUR	450	100.00 %	FC[1]
Mayr-Melnhof Eerbeek B.V.	Eerbeek	NLD	Cartonboard production	EUR	7,300	100.00 %	FC[1]
Mayr-Melnhof Gernsbach GmbH	Gernsbach	DEU	Cartonboard production	EUR	9,205	100.00 %	FC[1]
Mayr-Melnhof Holdings N.V.	Eerbeek	NLD	Holding/Consulting	EUR	67,254	100.00 %	FC[1]
Mayr-Melnhof Karton Gesellschaft m.b.H.	Frohnleiten	AUT	Cartonboard production	ATS	100,000	100.00 %	FC[1]
Mayr-Melnhof Nikopol A.D. i.l.[4]	Pleven	BGR	Cartonboard production	BGN	9,180	99.98 %	FC[1]
MM Holding UK Limited	Lincolnshire	GBR	Holding company	GBP	5,170	100.00 %	FC[1]
Stort Doonweg B.V.	Eerbeek	NLD	Waste dumping	EUR	18	50.00 %	NC[3]
W Ü R O Verwaltungsgesellschaft mit beschränkter Haftung	Würzburg	DEU	General partner	DEM	51	66.67 %	FC[1]
WÜRO Papierverwertung GmbH & Co KG[5]	Würzburg	DEU	Recovered paper collection	DEM	420	66.67 %	FC[1]

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
Trading companies & sales offices of MM Karton							
Austria Carton SA	Barcelona	ESP	Sales office	EUR	60	75.00 %	FC[1]
Keminer Remmers Spiehs Kartonhandels GmbH	Gernsbach	DEU	Cartonboard trading	DEM	2,500	100.00 %	FC[1]
Mayr-Melnhof Belgium N.V.	Zaventem	BEL	Sales office	EUR	62	100.00 %	FC[1]
Mayr-Melnhof France SARL	Paris	FRA	Sales office	EUR	8	100.00 %	FC[1]
Mayr-Melnhof Italia SRL	Milano	ITA	Sales office	EUR	51	75.00 %	FC[1]
Mayr-Melnhof Karton Polska Sp. z o.o.	Poznan	POL	Sales office	PLN	50	100.00 %	FC[1]
Mayr-Melnhof Mediterra SARL	Tunis	TUN	Sales office	TND	80	100.00 %	FC[1]
Mayr-Melnhof Nederland B.V.	Amstelveen	NLD	Sales office	EUR	91	100.00 %	FC[1]
Mayr-Melnhof UK Limited	Lincolnshire	GBR	Sales office	GBP	100	100.00 %	FC[1]
MM Karton Bulgaria EOOD	Sofia	BGR	Sales office	BGN	5	100.00 %	FC[1]
MM Karton Praha s.r.o.	Prague	CZE	Sales office	CZK	820	100.00 %	FC[1]
MM Karton Russia LLC	Moscow	RUS	Sales office	RUB	14,290	100.00 %	FC[1]
MM Kartonvertrieb GmbH	Neuss	DEU	Sales office	DEM	50	100.00 %	FC[1]
MM Prodaja Kartona d.o.o.	Domzale	SVN	Sales office	EUR	30	75.00 %	FC[1]
MM Scandinavia ApS i.l.[4]	Copenhagen	DNK	Sales office	DKK	210	100.00 %	FC[1]
Varsity Packaging Limited	Lincolnshire	GBR	Cartonboard trading	GBP	300	100.00 %	FC[1]

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
MM PACKAGING							
Al-Ekbal Printing & Packaging Co.	Amman	JOR	Production of packaging	JOD	5,000	52.57 %	FC[1]
Al-Ekbal Paper Trading & Logistic Services Ltd. Co.	Amman	JOR	Trading	JOD	30	52.57 %	NC[3]
C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH	Kaiserslautern	DEU	General partner	EUR	180	75.00 %	FC[1]
C.P. Schmidt Verpackungs-Werk GmbH & Co. KG[5]	Kaiserslautern	DEU	Production of packaging	EUR	4,000	75.00 %	FC[1]
Ernst Schausberger & Co. Gesellschaft m.b.H.	Gunskirchen	AUT	Production of packaging	EUR	2,910	100.00 %	FC[1]
Graphia Gundlach Beteiligungsgesellschaft mbH	Bielefeld	DEU	Holding company	DEM	100	100.00 %	NC[3]
Herakles LLC	St. Petersburg	RUS	Owning company	RUB	33,000	50.03 %	FC[1]
Mayr-Melnhof Graphia Izmir Karton sanayi ve ticaret anonim sirketi	Izmir	TUR	Production of packaging	TRY	24,613	100.00 %	FC[1]
Mayr-Melnhof Gravure GmbH	Trier	DEU	Production of packaging	EUR	7,000	100.00 %	FC[1]
Mayr-Melnhof Packaging Austria GmbH	Vienna	AUT	Production of packaging	EUR	3,050	100.00 %	FC[1]
Mayr-Melnhof Packaging GmbH	Baiersbronn	DEU	Holding/Consulting	DEM	8,000	100.00 %	FC[1]
Mayr-Melnhof Packaging Iberica SL	Valencia	ESP	Production of packaging	EUR	7,500	100.00 %	FC[1]
Mayr-Melnhof Packaging International GmbH	Vienna	AUT	Holding/Consulting	EUR	3,500	100.00 %	FC[1]
Mayr-Melnhof Packaging Romania S.R.L.	Blejoi	ROU	Production of packaging	RON	5,504	100.00 %	FC[1]
Mayr-Melnhof Packaging UK Limited	Lincolnshire	GBR	Production of packaging	GBP	9,700	100.00 %	FC[1]
MM Graphia Beteiligungs- und Verwaltungs GmbH	Baiersbronn	DEU	Holding/Consulting	EUR	5,538	100.00 %	FC[1]
MM Graphia Bielefeld GmbH	Bielefeld	DEU	Production of packaging	EUR	526	100.00 %	FC[1]
MM Graphia Dortmund GmbH	Dortmund	DEU	Production of packaging	EUR	100	100.00 %	FC[1]
MM Graphia Innovaprint GmbH & Co. KG[5]	Bielefeld	DEU	Production of packaging	EUR	500	100.00 %	FC[1]
MM Graphia Trier GmbH	Trier	DEU	Production of packaging	EUR	3,500	100.00 %	FC[1]
MM Innovaprint Verwaltungs GmbH	Bielefeld	DEU	Limited partner	DEM	50	100.00 %	FC[1]
MM Packaging Behrens GmbH & Co KG[5]	Alfeld (Leine)	DEU	Production of packaging	EUR	1,790	100.00 %	FC[1]
MM Packaging Behrens Verwaltungs GmbH	Alfeld (Leine)	DEU	General partner	EUR	26	100.00 %	FC[1]
MM Packaging Caesar GmbH & Co KG[5]	Traben-Trarbach	DEU	Production of packaging	EUR	5,120	100.00 %	FC[1]

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
MM Packaging Caesar Verwaltungs GmbH	Traben-Trarbach	DEU	General partner	EUR	26	100.00 %	FC[1]
MM PACKAGING France S.A.S.	Moneteau	FRA	Production of packaging	EUR	7,289	100.00 %	FC[1]
MM Packaging Polska Sp. z o.o.	Bydgoszcz	POL	Production of packaging	PLN	18,700	100.00 %	FC[1]
MM Packaging Schilling GmbH	Heilbronn	DEU	Production of packaging	EUR	2,500	100.00 %	FC[1]
MM Packaging St. Petersburg LLC	St. Petersburg	RUS	Production of packaging	RUB	43,929	100.00 %	FC[1]
MM Packaging Ukraine LLC	Cherkassy	UKR	Production of packaging	UAH	56,896	100.00 %	FC[1]
MM Polygrafoformlenie Limited	Nicosia	CYP	Holding company	EUR	7	50.03 %	FC[1]
MM Polygrafoformlenie Packaging LLC	St. Petersburg	RUS	Production of packaging	RUB	565,851	50.03 %	FC[1]
MM Printing and Packaging Tehran Company, Private Joint Stock	Tehran	IRN	Production of packaging	IRR	65,366,000	86.51 %	FC[1]
Neupack Gesellschaft m.b.H.	Reichenau an der Rax	AUT	Production of packaging	ATS	25,000	100.00 %	FC[1]
Neupack Polska Sp. z o.o.	Bydgoszcz	POL	Production of packaging	PLN	9,260	100.00 %	FC[1]
PacProject GmbH	Hamburg	DEU	Development of packaging	EUR	26	69.77 %	FC[1]
R + S Stanzformen GmbH	Frankfurt/Main	DEU	Production of cutting dies	DEM	500	100.00 %	FC[1]
Superpak Ambalaj sanayi ve ticaret anonim sirketi	Izmir	TUR	Production of packaging	TRY	3,150	60.01 %	FC[1]
TEC MMP SARL	Sfax	TUN	Production of packaging	TND	21,400	51.00 %	FC[1]
Ukrainisch-Deutsche geschlossene Aktiengesellschaft "Graphia Ukraina"	Cherkassy	UKR	Production of packaging	UAH	5,880	94.78 %	FC[1]
VTV Verpackungstechnische Verfahren GmbH	Kaiserslautern	DEU	Development of packaging	EUR	200	75.00 %	FC[1]

OTHER

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
free-com internet services GmbH	Vienna	AUT	IT services	EUR	35	36.00 %	FC[1]
Syn-Group Unternehmensberatung GmbH	Vienna	AUT	Consulting	EUR	37	38.00 %	FC[1]

[1] FC ... fully consolidated
[2] EC ... consolidated at equity
[3] NC ... non-consolidated
[4] excluded from consolidation as of December 31, 2009
[5] These consolidated financial statements represent an exemption for these partnerships according to section 264b of the German Commercial Code.

During the financial year 2009, the Board Members were as follows:

Management Board

Wilhelm HÖRMANSEDER, Purkersdorf (Chairman)
Andreas BLASCHKE, Perchtoldsdorf (Member of the Management Board)
Franz RAPPOLD, Laab im Walde (Member of the Management Board)
Oliver SCHUMY, Vienna (Member of the Management Board)

Supervisory Board

Michael GRÖLLER, Vienna (Chairman)
Romuald BERTL, Graz (Deputy Chairman)
Johannes GOESS-SAURAU, Neumarkt/Raab (Deputy Chairman)
Friedrich MAYR-MELNHOF, Grödig (Deputy Chairman until April 29, 2009)
Gerhard GLINZERER, Vienna
Guido HELD, Graz
Alexander LEEB, Frohnleiten
Georg MAYR-MELNHOF, Wals/Viehhausen
Michael SCHWARZKOPF, Reutte (since April 29, 2009)
Hubert ESSER, Neuss (Staff Council Representative, MM Karton)
Manfred GRUNDAUER, Frohnleiten (Staff Council Representative MM Karton until July 14, 2009)
Andreas HEMMER, Frohnleiten (Staff Council Representative MM Karton since October 20, 2009)
Gerhard NOVOTNY, Vienna (Staff Council Representative MM Packaging)

Vienna, February 26, 2010

The Management Board

Wilhelm Hörmanseder m.p.

Andreas Blaschke m.p. | Franz Rappold m.p. | Oliver Schumy m.p.

Auditor's Report

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Mayr-Melnhof Karton AG, Vienna, for the fiscal year from January 1, 2009 to December 31, 2009. These consolidated financial statements comprise the consolidated balance sheet as of December 31, 2009, the consolidated income statement, the consolidated cash flow statement and the consolidated statement of changes in equity for the fiscal year ended December 31, 2009, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the consolidated financial statements and for the accounting system

The Company's management is responsible for the group accounting system and for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility and description of type and scope of the statutory audit

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing, as well as in accordance with the International Standards on Auditing (ISAs) issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with professional guidelines and that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. In our opinion, which is based on the results of our audit, the consolidated financial statements comply with legal requirements and give a true and fair view of the financial position of the Group as of December 31, 2009 and of its financial performance and its cash flows for the fiscal year from January 1, 2009 to December 31, 2009 in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU.

Comments on the management report for the Group

Pursuant to statutory provisions, the management report for the Group is to be audited as to whether it is consistent with the consolidated financial statements and as to whether the other disclosures are not misleading with respect to the Company's position. The auditor's report also has to contain a statement as to whether the management report for the Group is consistent with the consolidated financial statements and whether the disclosures pursuant to section 243a UGB (Austrian Commercial Code) are appropriate.

In our opinion, the management report for the Group is consistent with the consolidated financial statements. The disclosures pursuant to section 243a UGB (Austrian Commercial Code) are appropriate.

Vienna, February 26, 2010

unitreu

Wirtschaftsprüfungs- und Steuerberatungs GmbH

Christoph ZIMMEL Werner LEITER

Austrian Chartered Accountants

Statement of the Management Board

according to section 82 (4) of the Austrian Stock Exchange Act

We confirm to the best of our knowledge that the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as required by the applicable accounting standards and that the Group management report gives a true and fair view of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties the Group faces.

Vienna, February 26, 2010

The Management Board

Wilhelm Hörmanseder m.p.
Chairman of the Management Board

Andreas Blaschke m.p.
Member of the Management Board

Franz Rappold m.p.
Member of the Management Board

Oliver Schumy m.p.
Member of the Management Board

Development in the 4th Quarter 2009

QUARTERLY OVERVIEW

Mayr-Melnhof Group (IFRS, unaudited)

(consolidated, in millions of EUR)	1st Quarter 2009	2nd Quarter 2009	3rd Quarter 2009	**4th Quarter 2009**	4th Quarter 2008	+/-
Sales	384.0	385.4	417.1	**415.0**	392.4	5.8 %
Operating profit	35.7	34.5	39.9	**39.8**	26.0	53.1 %
Operating margin (%)	9.3 %	9.0 %	9.6 %	**9.6 %**	6.6 %	
Profit before tax	36.2	34.5	39.5	**22.2**	24.3	-8.6 %
Income tax expense	(9.7)	(9.1)	(11.1)	**(5.1)**	(5.8)	
Profit for the period	26.5	25.4	28.4	**17.1**	18.5	-7.6 %
Net profit margin (%)	6.9 %	6.6 %	6.8 %	**4.1 %**	4.7 %	
Basic and diluted earnings per share (in EUR)	1.23	1.17	1.29	**0.75**	0.85	

In the fourth quarter, both divisions of the Mayr-Melnhof Group were able to continue their volume development from the third quarter, mainly because the seasonal decrease in incoming orders during the second half of December was offset by the good order situation in the two previous months. The average MM Karton capacity utilization during this quarter was at 93 % (3rd quarter 2009: 90 %, 4th quarter 2008: 68 %).

The recovered paper markets continued the significant price surge which was already noticeable in the previous quarters, leaving MM Karton's operating margin of 5.7 % (4th quarter 2008: 2.3 %) below the operating margin in the third quarter (7.1 %). MM Packaging's operating margin went up to 11.8 %, mainly due to an improved value added in the product mix (3rd quarter 2009: 10.5 %, 4th quarter 2008: 9.2 %).

Consolidated sales saw a quantity-related increase of 5.8 % to EUR 415.0 million (4th quarter 2008: EUR 392.4 million). Due to the improved earning power in both divisions, the Group's operating profit rose from EUR 26.0 million to EUR 39.8 million. Thus, the operating margin was 9.6 % (4th quarter 2008: 6.6 %).

Due to impairment of the tangible assets at the cartonboard mill Deisswil following the significant increase in emission levies, the profit for the period of EUR 17.1 million was below the comparative value in 2008 (4th quarter 2008: EUR 18.5 million).

Glossary

DEFINITION OF FINANCIAL INDICATORS

Cash earnings
Sum of profit for the year before depreciation and amortization and before deferred taxes.

Cash earnings margin
Cash earnings divided by sales.

EBITDA (Earnings before interest, income taxes, depreciation and amortization)
Profit before tax excluding net interest (income) expenses, the respective profit attributable to minority shareholders according to IAS 32 as well as depreciation and amortization.

EBITDA margin
EBITDA divided by sales.

Employees
Employees at year end, including part-time employees on a pro-rata basis and apprentices.

Enterprise value
The sum of market capitalization, minority interests and net debt (see definition net debt/net liquidity).

Total equity and non-current liabilities to PPE
The sum of total equity and non-current liabilities divided by property, plant and equipment.

Total equity to total assets
Total equity divided by total assets.

Net debt/net liquidity
The sum of interest-bearing current and non-current financial liabilities subtracted by cash and current and non-current available-for-sale financial assets.

In case that the sum of cash and available-for-sale financial assets exceeds the financial liabilities, a net liquidity exists. An existing net liquidity is not considered for the calculation of the enterprise value.

Net debt/net liquidity to total equity
Net debt/net liquidity divided by total equity.

Net profit margin
Profit for the year divided by sales.

Operating margin
Operating profit divided by sales.

Property, plant and equipment to total assets
Property, plant and equipment divided by total assets.

Return on assets (ROA)
The sum of profit for the year, interest expense and the respective profit attributable to minority shareholders according to IAS 32 divided by average total assets.

Return on capital employed (ROCE)
Profit before tax, excluding net interest (income) expenses and excluding the respective profit attributable to minority shareholders according to IAS 32 divided by the sum of average total equity plus average current and non-current interest-bearing financial liabilities, average provisions for other non-current liabilities and charges subtracted by average cash and current and non-current available-for-sale financial assets.

Return on equity (ROE)
Profit for the year divided by average total equity.

Return on investment (ROI)
The sum of profit for the year, interest expenses and the respective profit attributable to minority shareholders according to IAS 32 divided by the sum of average total equity plus average current and non-current interest-bearing financial liabilities.

Working capital
The sum of total current assets and non-current available-for-sale financial assets subtracted by total current liabilities excluding revolving bank debt.

FINANCIAL CALENDAR 2010

April 28, 2010	16th Ordinary Shareholders' Meeting - Vienna
May 4, 2010	Ex-dividend day
May 11, 2010	Dividend payment date
May 18, 2010	Results for the 1st quarter of 2010
August 17, 2010	Results for the 1st half-year of 2010
November 16, 2010	Results for the first three quarters of 2010

PUBLISHED AND EDITED BY

Mayr-Melnhof Karton AG
Brahmsplatz 6
A-1041 Vienna

For further information, please contact

Stephan Sweerts-Sporck
Investor Relations
Phone: +43 1 50136 91180
Fax: +43 1 50136 91195
e-mail: investor.relations@mm-karton.com

The English version of this annual report is a translation of the original German text.

The annual reports and interim reports can be requested from the Company and are also available on the Internet.

The financial statements of Mayr-Melnhof Karton AG prepared in accordance with Austrian Financial Reporting Standards were audited together with the management report by unitreu Wirtschaftsprüfungs- und Steuerberatungs GmbH, Vienna, and were approved without qualification. The financial statements have been submitted to the registrar of companies at the Vienna commercial court under registration number 81906a and will be published in the "Amtsblatt zur Wiener Zeitung" (Official Federal Gazette) as well as on the website of the Company.

Website: http://www.mayr-melnhof.com

Cover: Kromopak 350 g/m^2, Kolicevo Karton